Exhibit 99.2

EXCELLON RESOURCES INC.

10 King Street East, Suite 200, Toronto, Ontario Canada M5C 1C3

Notice of Annual and Special Meeting of Shareholders & Management Information Circular

August 12, 2022

10:00 a.m. (EDT)

Excellon Resources Inc.
10 King Street East, Suite 200
Toronto, Ontario

TABLE OF CONTENTS

EXCELLON RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "**Meeting**") of shareholders (the "Shareholders") of Excellon Resources Inc. ("**Excellon**", the "**Company**" or the "**Corporation**") will be held virtually at https://virtual-meetings.tsxtrust.com/1389 on August 12, 2022 at 10:00 a.m. (Toronto time). This year, the Corporation will hold the Meeting in a virtual-only format, which will be conducted via live audiocast.

Registered Shareholders and duly appointed proxyholders can attend the Meeting online at https://virtual-meetings.tsxtrust.com/1389 where they can participate, vote, or submit questions during the Meeting's live webcast.

The Meeting is being held for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2021 (with comparative statements relating to the preceding fiscal period), together with the report of the auditors thereon;

2. to elect directors;

3. to appoint Ernst & Young LLP as auditors of the Corporation and to authorize the directors to fix their remuneration;

4. to consider and, if deemed advisable, to pass, with or without variation, a resolution of shareholders of the Corporation, in accordance with the requirements of the Toronto Stock Exchange, confirming and approving the new share incentive plan of the Corporation; and

5. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this notice is the management information circular (the "**Circular**"), a form of proxy and a request form to receive annual and interim financial statements and management discussion and analysis of the Corporation. The accompanying Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

As a result of the novel coronavirus ("**COVID-19**"), the Company is proactively implementing measures to prioritize the health and well-being of its employees, customers, suppliers, partners, securityholders, communities and other stakeholders. The Company takes its responsibility seriously to help slow the spread of the COVID-19 pandemic and reduce its impact on stakeholders and their health. Therefore, the Company will hold the Meeting in a virtual-only format, which will be conducted via live audio webcast. **The Company urges all shareholders to vote by proxy in advance of the Meeting** and shareholders will only be able to attend and participate in the Meeting online.

The record date for the determination of Shareholders of the Corporation entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is June 30, 2022 (the "**Record Date**"). Shareholders of the Corporation whose names have been entered in the register of Shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

Shareholders are entitled to vote at the Meeting either via the virtual meeting platform or by proxy in accordance with the procedures described in the Circular accompanying this Notice. Those who are unable to attend the meeting

are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular accompanying this Notice.

DATED at Toronto, Ontario, this 24th day of June, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(*signed*) "André Y. Fortier"

André Y. Fortier
Chairman

EXCELLON RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

(Containing information as at June 24, 2022 unless indicated otherwise)

SOLICITATION OF PROXIES

This Management Information Circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of Excellon Resources Inc. ("**Excellon**", the "**Company**" or the "**Corporation**") for use at the annual and special meeting, and any adjournment thereof, of holders ("**Shareholders**") of common shares ("**Common Shares**") of the Corporation to be held at 10:00 a.m. (Toronto time) on Friday, August 12, 2022 (the "**Meeting**") to be held virtually at https://virtual-meetings.tsxtrust.com/1389 and for the purposes set forth in the accompanying notice of Meeting (the "**Notice of Meeting**").

This year, the Corporation will hold the Meeting in a virtual-only format, which will be conducted via live audiocast.

GENERAL PROXY INFORMATION

Solicitation of Proxies

Solicitation of proxies for the Meeting will be primarily by mail, the cost of which will be borne by the Corporation. Proxies may also be solicited personally by employees of the Corporation at nominal cost to the Corporation. In some instances, the Corporation has distributed copies of the Notice, the Information Circular, and the accompanying form of proxy (the "**Proxy**", and collectively with the Notice and Circular, the "**Documents**") to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively "**Intermediaries**", and each an "**Intermediary**") for onward distribution to Shareholders whose Common Shares are held by or in the custody of those Intermediaries ("**Non-Registered Shareholders**"). The Intermediaries are required to forward the Documents to Non-Registered Shareholders.

Solicitation of proxies from Non-Registered Shareholders will be carried out by Intermediaries, or by the Corporation if the names and addresses of Non-Registered Shareholders are provided by the Intermediaries (please see the information under "*Notice and Access*" below for details).

No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

The contents and the sending of this Circular have been approved by the directors of the Corporation. **All dollar amounts referenced are expressed in Canadian dollars.** All references to the Corporation shall include its subsidiaries as the context may require.

Voting Virtually at the Meeting

A registered Shareholder or a Non-Registered Shareholder who has appointed themselves or a third party proxyholder to represent him, her or it at the Meeting, will appear on a list of Shareholders prepared by TSX Trust Company. Each registered Shareholder or proxyholder will be required to enter the control number or username provided by TSX Trust Company at https://virtual- meetings.tsxtrust.com/1389 (meeting ID 1389, password: **excellon2022** (case sensitive)) prior to the start of the Meeting to be eligible to vote at the Meeting. In order to vote at the virtual meeting, Non-Registered Shareholders who appoint themselves as a proxyholder **MUST** register with TSX Trust Company at tsxtrustproxyvoting@tmx.com after submitting their voting instruction form in order to receive a username/control number (please see the information under "*Appointment of Proxyholders*" below for

details). If you have any questions or require further information with regard to voting your Common Shares, please contact TSX Trust Company toll-free in North America at 1-866-600-5869 or by email at tsxtis@tmx.com.

Registered Shareholders and duly appointed proxyholders can attend the Meeting online by going to https://virtual-meetings.tsxtrust.com/1389.

Registered Shareholders and duly appointed proxyholders can participate in the Meeting by clicking "**I have a control number/meeting access number**" and entering a username/control number and password before the start of the Meeting.

- Registered Shareholders – The control number located on the Proxy or in the email notification received by such Shareholder is the username/control number and the password is **excellon2022** (case sensitive).

- Duly appointed proxyholders – To register a proxyholder, a Shareholder MUST visit https://tsxtrust.com/resource/en/75 to obtain and complete the "Request a Control Number" form which they must provide to tsxtrustproxyvoting@tmx.com by no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the Meeting and provide TSX Trust Company with the contact information of his, her or its proxyholder, so that TSX Trust Company may provide the proxyholder with a username/control number via email. The password to the Meeting is **excellon2022** (case sensitive).

Voting at the Meeting will only be available for registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders who have not appointed themselves may attend the Meeting by clicking "**I am a guest**" and completing the online registration form.

Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting **must submit their Proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted his, her or its Proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Meeting.** To register a proxyholder, a Shareholder MUST visit https://tsxtrust.com/resource/en/75 to obtain and complete the "Request a Control Number" form which they must provide to tsxtrustproxyvoting@tmx.com by no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the Meeting and provide TSX Trust Company with the contact information of his, her or its proxyholder, so that TSX Trust Company may provide the proxyholder with a username/control number via email.

It is important to be connected to the internet at all times during the Meeting in order to vote when balloting commences. It is recommended that attendees use their latest internet browser and do not use Internet Explorer.

In order to participate online, Shareholders must have a valid control number and proxyholders must have received an email from TSX Trust Company containing a control number.

Non-Registered Shareholders

Non-Registered Shareholders who have received the Documents from their Intermediary should, other than as set out herein, follow the directions of their Intermediary with respect to the procedure to be followed for voting at the Meeting. Generally, Non-Registered Shareholders will either:

(a) be provided with a form of proxy executed by the Intermediary but otherwise uncompleted. The Non-Registered Shareholder may complete the proxy and return it directly to such Intermediary; or

(b) be provided with a request for voting instructions. The Intermediary is required to send the Corporation an executed form of proxy completed in accordance with any voting instructions received by the Intermediary.

If you are a Non-Registered Shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained from your Intermediary in accordance with applicable securities regulatory requirements. By choosing to send the Documents to you directly, the Corporation (and not your Intermediary) has assumed responsibility for (i) delivering the Documents to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. Please see the section "*Information for Non-Registered Shareholders*" below for further details.

Participating in the Meeting

The Meeting will be hosted online by way of a live audiocast. Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend the Meeting is provided below. The Meeting will begin at 10:00 a.m. (Toronto time) on Friday August 12, 2022.

- Registered Shareholders that have a control number, along with duly appointed proxyholders who were assigned a control number by TSX Trust Company (see details under "*Appointment of Proxyholders*"), will be able to vote and submit questions during the Meeting. To do so, please go to https://virtual-meetings.tsxtrust.com/1389 (meeting ID 1389) prior to the start of the Meeting to login. Click on "**I have a control number/meeting access number**" and enter your control number or username along with the password **excellon2022** (case sensitive). Non-Registered Shareholders who have not appointed themselves to vote at the Meeting may login as a guest by clicking on "**I am a guest**" and completing the online registration form. Guests will not be able to vote or ask questions at the Meeting.

- United States Non-Registered Shareholders: To attend and vote at the Meeting, you must first obtain a valid legal proxy from your Intermediary and then register in advance to attend the Meeting. Follow the instructions from your Intermediary included with these Meeting materials, or contact your Intermediary to request a legal proxy form. After first obtaining a valid legal proxy from your Intermediary, to then register to attend the Meeting, you must submit a copy of your legal proxy to TSX Trust Company. In order to register, complete the Request for Control Number form at https://tsxtrust.com/resource/en/75 and email it to tsxtrustproxyvoting@tmx.com in advance of the Meeting.

- Requests for registration must be labeled as "Legal Proxy" and be received no later than 10:00 a.m. (Toronto time) on August 10, 2022. Provided you have first registered with TSX Trust Company, you will receive a confirmation of your registration by email after your registration materials have been received. You may attend the Meeting and vote your Common Shares at https://virtual- meetings.tsxtrust.com/1389 (meeting ID 1389, password: **excellon2022** (case sensitive)) during the Meeting. Any appointees must reach out to TSX Trust in advance of the meeting (latest 48 hours before the meeting). They must complete the Request for Control Number form at https://tsxtrust.com/resource/en/75 and email it to tsxtrustproxyvoting@tmx.com in advance of the meeting no later than 48 hours prior to the meeting.

- Non-Registered Shareholders who do not have a control number or username will only be able to attend as a guest which allows such persons to listen to the Meeting, however, Non-Registered Shareholders will not be able to vote or submit questions.

- If you are using a control number to login to the Meeting and intend to vote again on matters subject to previously submitted proxies, you will be revoking any and all such previously submitted proxies. If you DO NOT wish to revoke all previously submitted proxies, please do not vote when you log in using your control number.

- If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

- Voting: Once the polls are opened, registered Shareholders and/or duly appointed proxyholders who have signed in with their control number may vote by clicking on the "Voting" button on the left side of their screen. To vote, simply select your voting direction from the options shown on the screen and click Submit. A confirmation message will appear to show your votes have been received.

- Questions: Registered Shareholders and/or duly appointed proxyholders who have logged in with their control number will also be able to ask questions. To ask a question simply click on the "Ask a Question" button located on the left side of your screen, type in your question and click submit.

NOTICE AND ACCESS

The Corporation has elected to use the notice-and-access process ("**Notice-and-Access**") that came into effect on February 11, 2013 under National Instrument 54-101 – *Communications with Beneficial Owners of Securities of a Reporting Issuer* ("**NI 54-101**") and National Instrument 51-102 – *Continuous Disclosure Obligations*, for distribution of this Circular and other meeting materials to registered Shareholders of the Corporation and Non-Registered Shareholders.

Notice-and-Access allows issuers to post electronic versions of meeting materials, including circulars, annual financial statements and management discussion and analysis, online, via SEDAR and one other website, rather than mailing paper copies of such meeting materials to Shareholders. The Corporation anticipates that utilizing the Notice-and-Access process will substantially reduce both postage and printing costs.

Meeting materials including the Circular and the Corporation's audited financial statements for the year ended December 31, 2021 and the Corporation's management discussion and analysis for the year ended December 31, 2021, are available on https://docs.tsxtrust.com/2110 and on the Corporation's SEDAR profile at www.sedar.com.

Although the Circular and related materials (collectively, the "**Meeting Materials**") will be posted electronically online, as noted above, the registered Shareholders and Non-Registered Shareholders (subject to the provisions set out below under the heading "Information for Non-Registered Shareholders) will receive a "notice package" (the "**Notice-and-Access Notification**"), by prepaid mail, which includes the information prescribed by NI 54-101, and a proxy form or voting instruction form from their respective intermediaries. Shareholders should follow the instructions for completion and delivery contained in the proxy or voting instruction form. Shareholders are reminded to review the Circular before voting.

Management of the Corporation does not intend to pay for intermediaries to forward the Notice-and-Access Notification to OBOs (as defined herein) under NI 54-101, and therefore an OBO will not receive the Notice-and-Access Notification unless the OBO's intermediary assumes the cost of delivery.

Shareholders will not receive a paper copy of the Meeting Materials unless they request paper copies from the Corporation. Requests for paper copies of the Meeting Materials must be received at least five (5) business days in advance of the proxy deposit date on August 3, 2022, and the Corporation will mail the requested materials within three (3) business days of the request. Shareholders with questions about Notice-and-Access may contact the TSX Trust's toll free at 1-866-600-5869 or email tsxtis@tmx.com.

APPOINTMENT OF PROXYHOLDER

The persons named in the enclosed Proxy (the "**Management Designees**") are directors and/or officers of the Corporation. **SHAREHOLDERS HAVE THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM, HER OR IT AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE PROXY INSTRUMENT** either by striking out the names of the persons designated in the Proxy and by inserting the name of the person or company to be appointed in the space provided in the Proxy or by completing another proper form of proxy.

Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting **must submit their Proxy or voting instruction form (if applicable) prior to registering their proxyholder. Registering a proxyholder is an additional step once the Proxy or voting instruction form have been submitted. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting**. To register a proxyholder, Shareholders MUST visit https://tsxtrust.com/resource/en/75 to obtain and complete the "Request a Control Number" form which they must provide to tsxtrustproxyvoting@tmx.com no later than 10:00 a.m. (Toronto time) on August 10, 2022, so that TSX Trust Company may provide the proxyholder with a username via email.

Registered Shareholders can submit a Proxy to TSX Trust Company either by mail or courier to 100 Adelaide Street West, Suite 301, Toronto, ON, M5H 4H1, Attn: Proxy Dept., by fax at 416-595-9593 or via the internet at www.voteproxyonline.com. The Proxy must be deposited with TSX Trust Company by no later than 10:00 a.m. (Toronto time) on August 10, 2022 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) before the beginning of any adjournment(s) or postponement(s) to the Meeting. If a Shareholder who has submitted a Proxy attends the Meeting and has accepted the terms and conditions when entering the Meeting, any votes cast by such Shareholder on a ballot will be counted and the submitted Proxy will be disregarded.

Without a control number, proxyholders will not be able to vote at the Meeting and will only be able to attend the Meeting as a "Guest".

REVOCATION OF PROXIES

A registered Shareholder who has given a proxy pursuant to this solicitation may revoke it at any time upto and including the last business day preceding the day of the Meeting or any adjournment(s) or postponement(s) thereof at which the proxy is to be used:

(a) by an instrument in writing executed by the Shareholder or by his, her or its attorney authorized in writing and either delivered to the attention of the Corporate Secretary of the Corporation c/o TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, ON, M5H 4H1;

(b) by delivering written notice of such revocation to the chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) thereof;

(c) by attending the Meeting and voting the Common Shares; or

(d) in any other manner permitted by law.

Non-Registered Shareholders who wish to change their vote must contact their Intermediary to discuss their options well in advance of the Meeting.

VOTING OF PROXIES

The Common Shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of proxy will:

(a) be voted for, against or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and

(b) where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specifications made on such proxy.

SUCH SHARES WILL BE VOTED **IN FAVOUR** OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED, OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED, AS DIRECTED BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to any other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, the management of the Corporation knows of no such amendment, variation or other matter that may be presented to the Meeting.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or proxyholders duly appointed by registered Shareholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are "non-registered" shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only registered Shareholders are entitled to vote at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which company acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for, against or withheld resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the brokers' clients. **Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting**.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("**Broadridge**"). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge well in advance of the Meeting) in order to have the Common Shares voted.**

Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own ("**Objecting Beneficial Owners**", or "**OBO's**") and those who do not object to their identity being made known to the issuers of the securities they own ("**Non-Objecting Beneficial Owners**", or "**NOBO's**"). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBO's from intermediaries via their transfer agents. If you are a Beneficial Shareholder, and the Corporation or its agent has sent these materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf.

The Corporation's OBO's can expect to be contacted by Broadridge or their broker or their broker's agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. **Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the proxy or voting instruction card provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.**

All references to Shareholders in this Circular and the accompanying form of proxy and Notice of Meeting are to registered Shareholders unless specifically stated otherwise.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Circular, no person who has been a director or executive officer of the Corporation at any time since January 1, 2021, being the beginning of the Corporation's last completed financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has or has had any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Common Shares without par value. As at June 24, 2022, the Corporation had 33,795,117 Common Shares issued and outstanding. Only Shareholders of record at the close of business (Toronto time) on June 30, 2022 (the "**Record Date**") who either virtually attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting. Each Common Share entitles the holder of record thereof to one vote at the Meeting.

Other than as set out below, to the knowledge of the directors and executive officers of the Corporation, there are no persons or companies who beneficially own, or exercise control or direction over, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares:

Name and Municipality of Residence	Number of Common Shares	Percentage of Common Shares
Eric Sprott(1) Toronto	4,293,143(1)	12.7%

(1) As stated on a Schedule 13G filed by Mr. Sprott on February 11, 2022

PARTICULARS OF MATTERS TO BE ACTED UPON

1. ELECTION OF DIRECTORS

There are seven directors to be elected to the board of directors of the Corporation (the "**Board**") at the Meeting. The term of office of each of the present directors expires immediately prior to the election of directors at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees and management proxyholders will vote FOR the election of these nominees, unless otherwise instructed on the proxy form.** Management does not contemplate that any of these nominees will be unable to serve as a director and all proposed directors have confirmed their willingness to continue to serve as directors. Each director elected will hold office until the next annual general meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the *Business Corporations Act* (Ontario) ("**OBCA**").

The following table and notes thereto sets out information as at June 24, 2022 on each person proposed to be nominated by management for election as a director.

Dr. Laurence (Laurie) Curtis

Residency:
Oakville, Ontario
Canada

Director since:
December 15, 2016

Proposed Chair of the Board as of
August 12, 2022

Independent

Background			
Professional Geologist and former Research Mining Analyst for Clarus Securities from 2011-2013 and VP Senior Analyst Global Resources for Dundee Capital Markets from 2013-2015. Founder, Director and CEO of Intrepid Minerals Corp. and Intrepid Mines from 1995-2008. Formerly a Director of Eastmain Resources Inc., Wheaton River Minerals Ltd, High River Gold Mines Ltd and Breakwater Resources.			
Board and Committee Meeting Attendance			**Other Public Company Directorships**
Board	6/6	100%	N/A
Nominating and Corp. Gov.	2/2	100%	
Corp. Responsibility & Technical	5/5	100%	
Special Opportunities	5/5	100%	

Securities Held	
DSUs	129,621
Options	33,000

Option Based Awards			
Number of Securities underlying unexercised options	Exercise Price	Expiration Date	Value of unexercised in-the-money Options[2]
5,000	$8.10	Mar. 26, 2023	NIL
10,000	$3.05	Mar. 24, 2023	
8,000	$4.75	Mar. 24, 2024	
10,000	$4.14	Mar. 19, 2024	

2021 AGM Voting Results	**Total Compensation in 2021[1]**
Votes in favour: 98.97%	$154,789

Anna Ladd-Kruger

Residency:
Vancouver, British Columbia, Canada

Director since:
September 20, 2020

Non-Independent

Background

Previously CFO of McEwen Mining Inc, CFO & VP Corporate Development at Excellon and CFO of Trevali Mining Corporation. Ms. Ladd-Kruger currently sits on the board of Integra Resources Corp and District Metals Corp. She is a Certified Public Accountant (CPA, CMA), and holds a Masters in Economics and Bachelor of Commerce from Queen's University and the University of British Columbia.

Board and Committee Meeting Attendance			Other Public Company Directorships
Board	6/6	100%	Integra Resources Corp.
Special Opportunities	2/2	100%	District Metals Corp.

Securities Held	
Common Shares	18,000
DSUs	68,712
Options	85,000

Option Based Awards

Number of Securities underlying unexercised options	Exercise Price	Expiration Date	Value of unexercised in-the-money Options[(2)]
40,000	$3.05	Apr. 24, 2023	
35,000	$4.08	Jun. 26, 2024	NIL
10,000	$4.14	Mar. 19, 2024	

2021 AGM Voting Results	Total Compensation in 2021[(1)]
Votes in favour: 99.25%	$136,590

Craig Lindsay

Residency:
Vancouver, British Columbia Canada

Director since:
April 23, 2020

Non-Independent

Background

Mr. Lindsay was the former President & CEO of Otis Gold Corp. until its sale to Excellon in 2020, the former President & CEO of Magnum Uranium Corp. until its sale to Energy Fuels Inc. in 2009 and prior thereto was a Vice President in the Corporate Finance and Investment Banking Group at PricewaterhouseCoopers LLP. He is currently a Director of Alianza Minerals Ltd., Electric Royalties Ltd., ReVolve Renewable Power Corp. and VR Resources Ltd. Mr. Lindsay has a Bachelor of Commerce (Finance) from UBC (1989), an MBA (Finance and International Business) from Dalhousie University (1993) and is a Chartered Financial Analyst.

Board and Committee Meeting Attendance			Other Public Company Directorships
Board	6/6	100%	Alianza Minerals Ltd.
			Electric Royalties Ltd.
			ReVolve Renewable Power Corp.
			VR Resources Ltd.

Securities Held	
Common Shares	421,691
DSUs	52,643
Options	71,461

Option Based Awards

Number of Securities underlying unexercised options	Exercise Price	Expiration Date	Value of unexercised in-the-money Options[(2)]
23,000	$5.00	Jan. 21, 2023	
38,461	$2.20	Apr. 22, 2024	NIL
10,000	$4.14	Mar. 19, 2024	

2021 AGM Voting Results	Total Compensation in 2021[(1)]
Votes in favour: 95.42%	$132,706

Roger Norwich

Residency:
Channel Islands, United Kingdom

Director since:
April 23, 2020

Independent

Background

Dr. Norwich was a previous director of Otis Gold Corp. and was a founding Director of Mexican Silver Mines Ltd., which completed a merger with Rio Alto Mining Limited in 2009 where he remained an independent director until 2014. He is currently an independent director of Asante Gold, Chairman of Mexican Renewable Energy and an independent director of Optitune OY. He holds degrees in Archaeology & Geology from Manchester University in England and also holds MB, and ChB degrees in Medicine.

Board and Committee Meeting Attendance			Other Public Company Directorships
Board	6/6	100%	Asante Gold Corporation
Audit	3/3	100%	ReVolve Renewable Power Corp.
Compensation	1/1	100%	
Corp. Responsibility & Technical	5/5	100%	

Securities Held	
Common Shares	429,065
DSUs	38,362
Options	40,730

Option Based Awards

Number of Securities underlying unexercised options	Exercise Price	Expiration Date	Value of unexercised in-the-money Options[(2)]
11,500	$5.00	Jan. 21, 2023	
19,230	$2.20	Apr. 22, 2024	NIL
10,000	$4.14	Mar. 19, 2024	

2021 AGM Voting Results	Total Compensation in 2021[(1)]
Votes in favour: 99.26%	$144,164

Zoya Shashkova

Residency:
Oakville, Ontario Canada

Director since:
June 23, 2022

Independent

Background

Ms. Shashkova is the CFO of EnviroGold Global and was previously Treasurer of Torex Gold Resources, CFO of UraniumOne's operations in Central Asia and has held senior leadership positions with Deloitte and E&Y. Ms. Shashkova currently sits on the board of Standard Uranium and has previously served on the boards of operating joint ventures of UraniumOne as an Audit Committee Chair. Ms. Shashkova holds a MSc in Biology and Chemistry, an MBA in Banking and Finance, is a Certified Public Accountant (CPA, US, Maine), and is an ICD.D certified director, Institute of Corporate Directors.

Board and Committee Meeting Attendance		Other Public Company Directorships
Board	N/A	Standard Uranium Ltd.
Audit	N/A	

Securities Held	
Options	Nil
DSUs	Nil

Option Based Awards

Number of Securities underlying unexercised options	Exercise Price	Expiration Date	Value of unexercised in-the-money Options[(2)]
Nil			

2021 AGM Voting Results	Total Compensation in 2021[(1)]
N/A	N/A

Jeff Swinoga	Background			
Residency: Oakville, Ontario Canada Director since: October 22, 2021 **Independent**	President and Chief Executive Officer of Exploits Discovery Corp. Most recently, he was the National Mining and Metals co Leader at EY Canada. Previously he was President and CEO of First Mining Gold, Chief Financial Officer of Torex Gold Resources Inc. ("Torex") where, during his four-year tenure, he led the US$400 million financing of Torex's US$800 million El Limon-Guajes gold mine on the Morelos property and led his team during Torex's transition from an exploration and development company to a mid-tier gold producer. He is a chartered professional accountant and holds a master of business administration degree from the University of Toronto as well as a bachelor's degree (honours) in economics from the University of Western Ontario. Mr. Swinoga was also elected to the board of PDAC (Prospectors & Developers Association of Canada) and is a member of its audit committee.			

Board and Committee Meeting Attendance			Other Public Company Directorships
Board	2/2	100%	Exploits Discovery Corp.
Audit	2/2	100%	Imperial Mining Group Ltd.
Corp. Responsibility & Technical	1/1	100%	Radisson Mining Resources Inc.
Special Opportunities	2/2	100%	

Securities Held	
Options	20,000
DSUs	14,981

Option Based Awards

Number of Securities underlying unexercised options	Exercise Price	Expiration Date	Value of unexercised in-the-money Options(2)
20,000	$1.78	Oct. 22, 2024	NIL

2021 AGM Voting Results	Total Compensation in 2021(1)
N/A	$52,440

Brendan T. Cahill	Background
Residency: Toronto, Ontario Canada Director since: April 30, 2013 **Non-Independent**	President of the Corporation since October 2012 and Chief Executive Officer since March 2013; previously Executive Vice President from July 2012. Former Vice President Corporate Development and Corporate Secretary of Pelangio Exploration Inc. (until July 2012). Director of Group Eleven Resources Corp. and former director of KORE Mining Ltd. and Cryptostar Corp. Member of the Transplant Cabinet at the University Health Network and a member of the Law Society of Ontario.

Board and Committee Meeting Attendance			Other Public Company Directorships
Board	6/6	100%	Group Eleven Resources Ltd.

Securities Held	
Common Shares	175,382
Options	75,000
RSUs	169,588

Option Based Awards

Number of Securities underlying unexercised options	Exercise Price	Expiration Date	Value of unexercised in-the-money Options(2)
40,000	$3.05	Apr. 24, 2023	
20,000	$4.75	Mar. 24, 2024	NIL
15,000	$4.14	Mar. 19, 2024	

2021 AGM Voting Results	Total Compensation in 2021(1)
Votes in favour: 99.25%	N/A

(1) Total Compensation, above, is calculated by summing cash fees paid, the value of DSUs as of the date of grant and a Black-Scholes valuation of Options as of the date of grant.

(2) Based on the closing price of $1.46 per Common Share on December 31, 2021.

Majority Voting Policy

On March 25, 2014 (as amended and restated on May 10, 2016), the Board adopted a majority voting policy (the "**Majority Voting Policy**") with immediate effect. A copy of the Majority Voting Policy is available on the Corporation's website at www.excellonresources.com.

The Majority Voting Policy requires that any nominee for director who receives a greater number of votes "withheld" than "for" his or her election, in an uncontested election, shall immediately tender his or her resignation to the Chairperson of the Board for consideration by the Nominating and Corporate Governance Committee (the "**NCGC**"). The NCGC shall consider the resignation in accordance with the Majority Voting Policy and shall recommend to the Board whether or not it should be accepted. The Board shall act on the recommendations of the NCGC within 90 days following the Shareholders' meeting and disclose its decision by way of press release. No director who, in accordance with the Majority Voting Policy, is required to tender his or her resignation, shall participate in the NCGC's deliberations or recommendation; however, such director shall remain active and engaged in all other Board and committee activities, deliberations and decisions during the NCGC process. If a majority of the members of the NCGC received a majority of votes "withheld" in the same election, or the number of NCGC members who received a majority of votes "withheld" in the same election is greater than quorum of the NCGC, the independent directors then serving on the Board who received a greater number of votes "for" their election than votes "withheld" will appoint an *ad hoc* Board committee from amongst themselves to consider the resignations. If a resignation is accepted, the Board may, in accordance with the provisions of the OBCA: (i) leave the vacancy in the Board unfilled until the next annual meeting of Shareholders; (ii) reduce the size of the Board; (iii) fill the vacancy created by the resignation by appointing a new director whom the Board considers to merit the confidence of Shareholders; or (iv) call a special meeting of Shareholders to consider new board nominee(s) to fill the vacant position(s).

Each of the current directors has agreed to abide by the provisions of the Majority Voting Policy and any subsequent candidate nominated by management will, as a condition of such nomination, be required to abide by the Majority Voting Policy. In the event that any director who received a majority of votes "withheld" does not tender his or her resignation in accordance with the Majority Voting Policy, he or she will not be re-nominated by the Board.

Corporate Cease Trade Orders or Bankruptcies

To the best of the Corporation's knowledge, none of the nominees is, as at the date of this Circular, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company, including the Corporation, that: (i) was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, in any case that was in effect for more than 30 consecutive days (an "**order**") that was issued while the nominee was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Personal Bankruptcies

To the best of the Corporation's knowledge, none of the nominees is, as at the date of this Circular, or has been, within 10 years before the date hereof: (i) a director or executive officer of any company, including the Corporation, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee.

Penalties and Sanctions

To the best of the Corporation's knowledge, none of the nominees has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

2. APPOINTMENT OF AUDITORS

Ernst & Young LLP were first appointed auditors of the Corporation on April 28, 2022. Unless such authority is withheld, the persons named in the accompanying form of proxy intend to vote **FOR** the appointment of Ernst & Young LLP, as the auditors of the Corporation to hold office until the next annual meeting of Shareholders or until its successor is appointed, and to authorize the Board to fix their remuneration.

3. APPROVAL OF PROPOSED SHARE INCENTIVE PLAN

The Corporation's current stock option plan (the "**Stock Option Plan**") was adopted by the Board on March 21, 2018 and was approved by Shareholders on May 19, 2018. The Corporation's current deferred share unit plan (the "**DSU Plan**") was adopted by the Board on December 11, 2013 (and amended on March 25, 2014) and was approved by Shareholders on April 29, 2014. The Corporation's current restricted share unit plan (the "**RSU Plan**") was adopted by the Board on December 11, 2013 (and amended on March 25, 2014) and approved by Shareholders on April 29, 2014. The DSU Plan and RSU Plan were amended and restated on June 26, 2020.

Following a review by the Board of the Stock Option Plan, DSU Plan and RSU Plan, the Board concluded that it was advisable to replace the Stock Option Plan, DSU Plan and RSU Plan, subject to the receipt of the requisite regulatory and shareholder approvals, with a new share incentive plan (the "**Proposed Share Incentive Plan**"), providing for the grant of options ("**Options**"), restricted share units ("**RSUs**"), performance share units ("**PSUs**", and together with the RSUs, "**Share Units**") and deferred share units ("**DSUs**", and together with the Options and Share Units, "**Awards**").

The Proposed Share Incentive Plan includes a "rolling" stock option plan component that sets the maximum number of Common Shares reserved for issuance, in the aggregate, pursuant to the exercise of Options granted thereunder, together with the number of Common Shares reserved for issuance pursuant to the settlement of Share Units and DSUs granted under the Proposed Share Incentive Plan and the number of Common Shares reserved for issuance pursuant to any other security based compensation arrangement of the Company, at 10% of the number of Common Shares issued and outstanding on a non-diluted basis from time to time.

As of the date of this Circular, there are 709,750 Options outstanding under the Stock Option Plan, 99,487 Options outstanding under the Otis Gold Corp. ("**Otis**") replacement stock option plan (the "**Otis Replacement SOP** "), 636,588 RSUs outstanding under the RSU Plan and 538,748 DSUs outstanding under the DSU Plan, representing in the aggregate approximately 5.9% of the issued and outstanding Common Shares, leaving approximately 1,394,939 Common Shares, or 4.1% of the issued and outstanding Common Shares, currently available to be reserved for issuance pursuant to new grants of Options, Share Units and DSUs under the Proposed Share Incentive Plan.

Subject to the requisite regulatory and Shareholder approvals for the Proposed Share Incentive Plan, the Stock Option Plan, RSU Plan and DSU Plan will be terminated and any outstanding Options, Share Units or DSUs granted thereunder shall remain in effect in accordance with the terms and conditions of the Proposed Share Incentive Plan. If the Proposed Share Incentive Plan is not approved, the Corporation may determine to resume use of the existing Stock Option Plan, RSU Plan and DSU Plan, in the ordinary course under applicable rules of the Toronto Stock Exchange (the "**TSX**").

Summary of the Proposed Share Incentive Plan

The following is a summary of the key terms of the Proposed Share Incentive Plan. This summary is qualified in all respects by the full text of the Proposed Share Incentive Plan, a copy of which is attached hereto as Schedule "B". All terms used but not defined in this section have the meaning ascribed thereto in the Proposed Share Incentive Plan.

Key Terms of the Proposed Share Incentive Plan	
Purpose:	To attract and retain key personnel who are necessary or essential to the Corporation's success, image, reputation or activities. It also allows the Corporation to reward key personnel for their performance and greater align their interests with those of Shareholders.
Eligible Participants:	In respect of a grant of Options or Share Units, an Eligible Participant is any director, executive officer, employee or Consultant of the Corporation or any of its Subsidiaries. In respect of a grant of DSUs, an Eligible Participant is any Non-Employee Director. Employees, executive officers, or Consultants of the Corporation are not eligible to receive DSUs.
Award Types:	Options, Share Units and DSUs.
Share Reserve:	The maximum number of Common Shares available for issuance under the Proposed Share Incentive Plan will not exceed 10% of the Common Shares that are issued and outstanding from time to time, less the number of Common Shares subject to any other Share Compensation Arrangement adopted by the Corporation, if any. The share reserve will also be impacted by the "Share Counting" definitions as set out below.
Share Counting:	Each Option is counted as reserving one Common Share under the Proposed Share Incentive Plan. Each Share Unit is counted as reserving one Common Share under the Proposed Share Incentive Plan. Each DSU is counted as reserving one Common Share under the Proposed Share Incentive Plan.
Share Recycling:	If an outstanding Award (or portion thereof) expires or is forfeited, surrendered, cancelled or otherwise terminated for any reason without having been exercised or settled in full, or if Common Shares acquired pursuant to an Award subject to forfeiture are forfeited, the Common Shares covered by such Award, if any, will again be available for issuance under the Proposed Share Incentive Plan.
Director Participation Limits:	The maximum number of Common Shares that may be made issuable pursuant to Awards made to all Non-Employee Directors within any one-year period shall not exceed 1% of the number of Common Shares that are outstanding on a non-diluted basis (as of the commencement of such one-year period) provided that the (i) annual grant of Awards under the Proposed Share Incentive Plan to an individual Non-Employee Director cannot exceed $150,000 in value, of which no more than $100,000 may be subject to Option grants and (ii) any Award (1) granted pursuant to the Proposed Share Incentive Plan, or securities issued under any other Share Compensation Arrangement, prior to a Participant becoming an Insider, or (2) granted as (A) one-time initial grants made to a new Non-Employee Director upon joining the Board, or (B) taken in lieu of any cash fee or retainer payable for serving as a director of the Corporation, shall be excluded from the purposes of the limits set out above.
Plan Renewal:	The Proposed Share Incentive Plan will be approved for a 3-year period, with Shareholder approval next required at the Corporation's 2025 Annual General Meeting.

Further details on the Proposed Share Incentive Plan are provided below.

Purpose

The purpose of the Proposed Share Incentive Plan is:

(a) to increase the interest in the Corporation's welfare of those employees, officers, directors and Consultants (who are considered Eligible Participants under the Proposed Share Incentive Plan) who share responsibility for the management, growth and protection of the business of the Corporation or a Subsidiary;

(b) to provide an incentive to such Eligible Participants to continue their services for the Corporation or a Subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Corporation or a Subsidiary are necessary or essential to its success, image, reputation or activities;

(c) to reward Eligible Participants for their performance of services while working for the Corporation or a Subsidiary; and

(d) to provide a means through which the Corporation or a Subsidiary may attract and retain able persons to enter its employment or service.

Types of Awards

The Proposed Share Incentive Plan provides for the grant of Options, Share Units and DSUs. Share Units may have vesting criteria attached to them that are either time-based or performance-based, or both. All Awards will be granted by an agreement or other instrument or document evidencing the Award granted under the Proposed Share Incentive Plan (an "**Award Agreement**").

Plan Administration

The Proposed Share Incentive Plan will be administered and interpreted by the Board or, if the Board by resolution so decides, by a committee or plan administrator appointed by the Board. Subject to the terms of the Proposed Share Incentive Plan, applicable law and the rules of the TSX, the Board (or its delegate) will have the power and authority to:

(a) designate the Eligible Participants who will receive Awards (an Eligible Participant who receives an Award, a "**Participant**");

(b) designate the types and amount of Awards to be granted to each Participant;

(c) determine the terms and conditions of any Award, including any vesting conditions or conditions based on performance of the Company or of an individual ("**Performance Criteria**");

(d) interpret and administer the Proposed Share Incentive Plan and any instrument or agreement relating to it, or any Award made under it; and

(e) make such amendments to the Proposed Share Incentive Plan and Awards as are permitted by the Proposed Share Incentive Plan and the policies of the TSX.

Shares Available for Awards

Subject to adjustment as provided for under the Proposed Share Incentive Plan, the maximum number of Common Shares reserved and available for issuance, in the aggregate, pursuant to Awards granted under the Proposed Share Incentive Plan will not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis from time to time, less the number of Common Shares subject to any other Share Compensation Arrangement adopted by the Corporation, if any.

The Proposed Share Incentive Plan sets out the calculation of the number of Common Shares reserved for issuance based on whether the Common Shares are reserved for issuance pursuant to the grant of an Option, Share Unit or DSU. The Proposed Share Incentive Plan is considered to be an "evergreen" plan, since Common Shares covered by Awards which have been exercised, settled or terminated, as applicable, will be available for subsequent grant under the Proposed Share Incentive Plan, and the number of Awards that may be granted under the Proposed Share Incentive Plan increases if the total number of issued and outstanding Common Shares increases.

Limits with Respect to Insiders, Individual Limits, Annual Grant Limits and Non-Employee Director Limits

The Proposed Share Incentive Plan provides the following limitations on grants:

(a) The maximum number of the Corporation's securities issuable to Insiders, at any time under the Proposed Share Incentive Plan, or when combined with all of the Corporation's other Share Compensation Arrangements, cannot exceed 10% of the Corporation's total issued and outstanding securities.

(b) The maximum number of the Corporation's securities issuable to Insiders, within any one-year period, under the Proposed Share Incentive Plan, or when combined with all of the Corporation's other Share Compensation Arrangements, cannot exceed 10% of the Corporation's total issued and outstanding securities.

(c) Any Award granted pursuant to the Proposed Share Incentive Plan, or securities issued under any other Share Compensation Arrangement, prior to a Participant becoming an Insider, shall be excluded from the purposes of the limits set out in (a) and (b) above.

(d) The maximum number of Common Shares that may be made issuable pursuant to Awards made to all Non-Employee Directors within any one-year period shall not exceed 1% of the outstanding Common Shares (as of the commencement of such one-year period).

(e) The annual grant of Awards under the Proposed Share Incentive Plan to any one Non-Employee Director shall not exceed $150,000 in value, of which no more than $100,000 may comprise Options.

(f) Any Award (i) granted pursuant to the Proposed Share Incentive Plan, or securities issued under any other Share Compensation Arrangement, prior to a Participant becoming an Insider, or (ii) granted as (A) one-time initial grants made to a new Non-Employee Director upon joining the Board, or (B) taken in lieu of any cash fee or retainer payable for serving as a director of the Corporation, shall be excluded from the purposes of the limits set out in (d) and (e) above.

Eligible Participants

In respect of a grant of Options or Share Units, an Eligible Participant is any director, executive officer, employee or Consultant of the Corporation or any of its Subsidiaries. In respect of a grant of DSUs, an Eligible Participant is any Non-Employee Director. Eligibility for the grant of Awards and actual participation in the Proposed Share Incentive Plan shall be determined by the Board or its delegate.

Description of Awards

Stock Options

An Option is an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Common Shares from treasury at a specified exercise price (the "**Option Price**"). Options are exercisable over a period established by the Board from time to time and reflected in the Participant's option agreement (each, an "**Option Agreement**"), which period shall not exceed ten years from the date of grant. Notwithstanding the expiration provisions set forth in the Proposed Share Incentive Plan, if the date on which an Option expires falls within a Blackout Period or within nine Business Days after a Blackout Period Expiry Date, the expiration date of the Option will be the date that is ten Business Days after the Blackout Period Expiry Date. The Option Price in respect of any Option will be determined by the Board when such Option is granted, but shall not be set at less than the Market Value of a Share as of the date of the grant.

The grant of an Option by the Board shall be evidenced by an Option Agreement. At the time of grant of an Option, the Board may establish vesting conditions in respect of each Option grant, which may include Performance Criteria

related to corporate or individual performance. The Proposed Share Incentive Plan also permits the Board to grant an Option holder, at any time, the right to deal with such Option on a cashless exercise basis in accordance with the formula set out in the Proposed Share Incentive Plan.

Share Units

A Share Unit is an Award in the nature of a bonus for services rendered in the year of grant that, upon settlement, entitles the recipient Participant to receive, for each Share Unit redeemed, a cash payment equal to the Market Value of a Share or, at the sole discretion of the Corporation, a Common Share. The right of a holder to have their Share Units redeemed is subject to such restrictions and conditions on vesting as the Board may determine at the time of grant. Restrictions and conditions on vesting may, without limitation, be based on the passage of time during continued employment or other service relationship (commonly referred to as an RSU), the achievement of specified Performance Criteria (commonly referred to as a PSU) or both. The grant of a Share Unit by the Board shall be evidenced by a share unit agreement (each, a "**Share Unit Agreement**").

The Board shall have sole discretion to determine whether the Performance Criteria, if any, and/or other vesting conditions with respect to a Share Unit, as contained in the Share Unit Agreement pursuant to which such Share Unit is granted, have been met and shall communicate to a Participant as soon as reasonably practicable when all such applicable vesting conditions or Performance Criteria have been satisfied and the Share Units have vested. If the date on which any Share Units would otherwise vest falls within a Blackout Period or within nine Business Days after a Blackout Period Expiry Date, the vesting of such Share Units will be deemed to occur on the date that is ten Business Days after the Blackout Period Expiry Date. Subject to the vesting and other conditions and provisions in the Proposed Share Incentive Plan and in the applicable Share Unit Agreement, each Share Unit awarded to a Participant shall entitle the Participant to receive, on settlement, a cash payment equal to the Market Value of a Share, or, at the discretion of the Corporation (or the applicable Subsidiary), one Common Share or any combination of cash and Common Shares as the Corporation (or the applicable Subsidiary) in its sole discretion may determine, in each case less any applicable withholding taxes. The Corporation (or the applicable Subsidiary) may, at its sole discretion, elect to settle all or any portion of the cash payment obligation by the delivery of Common Shares issued from treasury or acquired by a Designated Broker in the open market on behalf of the Participant. Subject to the terms and conditions in the Proposed Share Incentive Plan, vested Share Units shall be redeemed by the Corporation (or the applicable Subsidiary) as described above on the 15th day following the vesting date (or, if such day is not a Business Day, on the immediately following Business Day). Notwithstanding the foregoing, no payment, whether in cash or in Common Shares, shall be made in respect of the settlement of any Share Units later than December 15th of the third calendar year following the end of the calendar year in respect of which such Share Unit is granted.

Dividend Equivalents may, as determined by the Board in its sole discretion, be awarded in respect of unvested Share Units in a Participant's account on the same basis as cash dividends declared and paid on Common Shares as if the Participant was a Shareholder of record on the relevant record date. In the event that the Participant's applicable Share Units do not vest, all Dividend Equivalents, if any, associated with such Share Units will be forfeited by the Participant.

Deferred Share Units

A DSU is an Award in the nature of a deferral of payment for services rendered, or for future services to be rendered, which, upon settlement, entitles the recipient Participant to receive, for each DSU redeemed, a cash payment equal to the Market Value of a Share. Alternatively, the Corporation will have, at its sole discretion, the ability to elect to settle all or any portion of the cash payment obligation arising in respect of the redemption and settlement of a Participant's DSUs by the delivery of Common Shares issued from treasury. The grant of a DSU by the Board shall be evidenced by a DSU agreement (each, a “**DSU Agreement**”).

DSUs shall only vest, and a Participant is only entitled to redemption of a DSU, when the Participant ceases to be a director of the Corporation for any reason, including termination, retirement or death.

Subject to the vesting and other conditions and provisions in the Proposed Share Incentive Plan and in any DSU Agreement, each DSU awarded to a Participant shall entitle the Participant to receive, on settlement, a cash payment equal to the Market Value of a Share, or, at the discretion of the Corporation, one Common Share or any combination of cash and Common Shares as the Corporation in its sole discretion may determine. DSUs shall be redeemed and settled by the Corporation as soon as reasonably practicable following the Participant's Termination Date or as the Participant may otherwise elect in accordance with terms of the Proposed Share Incentive Plan, but in any event not later than, and any payment (either in cash or in Common Shares) in respect of the settlement of such DSUs shall be made no later than, December 15th of the first calendar year commencing immediately after the Termination Date.

Effect of Termination of Awards

Except as otherwise provided in any Award Agreement or determined by the Board on an individual basis, Awards are subject to the following conditions:

Event	Treatment of Awards
Resignation	Upon a Participant ceasing to be an Eligible Participant as a result of his or her resignation from the Corporation or a Subsidiary (other than by reason of retirement): • each unvested Option granted to such Participant shall terminate and become void immediately upon resignation; • each vested Option granted to such Participant will cease to be exercisable on the earlier of 90 days following the Participant's Termination Date and the expiry date of the Option set forth in the Option Agreement, after which such Option will expire; and • the Participant's participation in the Proposed Share Incentive Plan shall be terminated immediately, and all Share Units credited to such Participant's Account that have not vested shall be forfeited and cancelled.
Termination for Cause	Upon a Participant ceasing to be an Eligible Participant for Cause (as determined by the Corporation, which determination shall be binding on the Participant for purposes of the Proposed Share Incentive Plan): • any vested or unvested Options granted to such Participant shall terminate automatically and become void immediately; and • the Participant's participation in the Proposed Share Incentive Plan shall be terminated immediately, and all Share Units credited to such Participant's account that have not vested shall be forfeited and cancelled, and the Participant's rights that relate to such Participant's unvested Share Units shall be forfeited and cancelled on the Termination Date.
Termination not for Cause	Upon a Participant ceasing to be an Eligible Participant as a result of his or her employment or service relationship with the Corporation or a Subsidiary being terminated without Cause: • each unvested Option granted to such Participant shall terminate and become void immediately; • each vested Option held by such Participant shall cease to be exercisable on the earlier of (A) 90 days after the Participant's Termination Date (or such later date as the Board may in its sole discretion determine), or (B) the expiry date of such Option as set out in the applicable Option Agreement, after which the Option will expire; and • all unvested Share Units in the Participant's Account as of such date relating to a Restriction Period in progress shall be forfeited and cancelled (unless the Board, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of such unvested Shares Units).
Termination Due to Disability or Retirement	Upon a Participant ceasing to be an Eligible Participant by reason of retirement or permanent disability: • each unvested Option granted to such Participant shall terminate and become void immediately; • each vested Option held by such Participant will cease to be exercisable on the earlier of (A) 90 days from the date of retirement or the date on which the Participant ceases his or her employment or service relationship with the Corporation or any Subsidiary by reason of permanent disability, and (B) the expiry date of such Option as set out in the applicable Option Agreement, after which the Option will expire; and • all unvested Share Units in the Participant's Account as of such date relating to a Restriction Period in progress shall be forfeited and cancelled (unless the Board, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of such unvested Shares Units).

Event	Treatment of Awards
Termination Due to Death	Upon a Participant ceasing to be an Eligible Participant by reason of death: • each unvested each unvested Option granted to such Participant shall terminate and become void immediately; • each vested Option held by such Participant at the time of death may be exercised by the legal representative of the Participant, provided that any such vested Option shall cease to be exercisable on the earlier of (A) six months after the Participant's death or (B) the expiry date of such Option as set forth in the applicable Option Agreement; and • all unvested Share Units in the Participant's Account as of such date relating to a Restriction Period in progress shall be forfeited and cancelled (unless the Board, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of such unvested Shares Units).
Termination in Connection with a Change of Control	If, within 12 months following a Change of Control, a Participant who was an officer or employee of, or a consultant to, the Corporation prior to the Change of Control has their employment agreement or consulting agreement terminated: • all unvested Options granted to such Participant shall immediately vest and become exercisable, and remain open for exercise until the earlier of (A) their expiry date as set out in the applicable Option Agreement and (B) the date that is 90 days after such termination or dismissal; and • all unvested Share Units granted to such Participant shall become vested as of the date of such termination or dismissal.

Change of Control

In the event of a potential Change of Control, the Board will have the power, in its sole discretion, to accelerate the vesting of Options to assist the Participants to tender into a take-over bid or participate in any other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or any other transaction leading to a Change of Control, the Board shall have the power, in its sole discretion, to (i) provide that any or all Options shall thereupon terminate, provided that any such outstanding Options that have vested shall remain exercisable until the consummation of such Change of Control, and (ii) permit Participants to conditionally exercise their vested Options immediately prior to the consummation of the take-over bid and the Common Shares issuable under such Options to be tendered to such bid, such conditional exercise to be conditional upon the take-up by such offeror of the Common Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control). In the event of a Change of Control, the Board may also exercise its discretion to accelerate the vesting of, or waive the Performance Criteria or other vesting conditions applicable to, outstanding Share Units, and the date of such action shall be the vesting date of such Share Units.

Assignment

No Award or other benefit payable under the Proposed Share Incentive Plan shall, except as otherwise provided by law or specifically approved by the Board, be transferred, sold, assigned, pledged or otherwise disposed of in any manner other than by will or by the law of descent.

Amendment or Discontinuance

The Board may suspend or terminate the Proposed Share Incentive Plan at any time, or from time to time amend or revise the terms of the Proposed Share Incentive Plan or any granted Award without the consent of the Participants, provided that any such suspension, termination, amendment or revision does not adversely alter or impair the rights of any Participant without the consent of such Participant (except as permitted by the provisions of the Proposed Share Incentive Plan), and is in compliance with applicable law, including, if required, the prior approval of the TSX (or any other stock exchange on which the Common Shares are listed) or any other regulatory body having authority over the Corporation.

Unless such approval is required by law or the requirements of the TSX (or any other stock exchange on which the Common Shares are listed), the Board may make the following types of amendments to the Proposed Share Incentive Plan without seeking the approval of Shareholders:

(a) any amendment to the vesting provision, if applicable, or assignability provisions of the Awards;

(b) any amendment to the expiration date of an Award that does not extend the terms of the Award past the original date of expiration of such Award;

(c) any amendment regarding the effect of termination of a Participant's employment or engagement;

(d) any amendment which accelerates the date on which any Option may be exercised under the Proposed Share Incentive Plan;

(e) any amendment necessary to comply with applicable law (including taxation laws) or the requirements of the TSX (or any other stock exchange on which the Common Shares are listed) or any other regulatory body;

(f) any amendment of a "housekeeping" nature, including to clarify the meaning of an existing provision of the Proposed Share Incentive Plan, correct or supplement any provision of the Proposed Share Incentive Plan that is inconsistent with any other provision of the Proposed Share Incentive Plan, correct any grammatical or typographical errors or amend the definitions in the Proposed Share Incentive Plan;

(g) any amendment regarding the administration of the Proposed Share Incentive Plan;

(h) any amendment to add provisions permitting the grant of Awards settled otherwise than with Common Shares issued from treasury, or adopt a clawback provision applicable to equity compensation; and

(i) any other amendment that does not require the approval of Shareholders, as provided below.

Shareholder approval is required to make the following amendments to the Proposed Share Incentive Plan, provided that Common Shares held directly or indirectly by Insiders benefiting from such amendments shall be excluded when obtaining such approval:

(a) any increase to the maximum number of Common Shares issuable under the Proposed Share Incentive Plan (other than as a result of certain permitted adjustments arising from a reorganization of the Corporation's share capital or certain other transactions);

(b) any amendment that reduces or would have the effect of reducing the exercise price of an Option (other than as a result of certain permitted adjustments arising from a reorganization of the Corporation's share capital or certain other transactions);

(c) any amendment that reduces the exercise price or purchase price of an Award benefitting an Insider (other than as a result of certain permitted adjustments arising from a reorganization of the Corporation's share capital or certain other transactions);

(d) any amendment which extends the expiry date of any Award, or the Restriction Period of any Share Unit beyond the original expiry date or Restriction Period;

(e) any amendment to remove or exceed the limits on Awards to Insiders;

(f) any amendment to the number of Common Shares that may be made issuable pursuant to Awards made to employees and Non-Employee Directors;

(g) any amendment which would permit Awards granted under the Proposed Share Incentive Plan to be transferable or assignable other than for normal estate settlement purposes;

(h) any amendment to the limits on Awards to Non-Employee Directors;

(i) any amendment to the definition of an Eligible Participant under the Proposed Share Incentive Plan; and

(j) any amendments to the amendment provisions of the Proposed Share Incentive Plan.

TSX Approval

The TSX has conditionally approved the Proposed Share Incentive Plan, subject to receipt from the Corporation of, among other things, evidence of Shareholder approval.

Shareholder Approval of the Proposed Share Incentive Plan

At the Meeting, the Shareholders of the Company will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the "**Share Incentive Plan Resolution**") confirming and approving the Proposed Share Incentive Plan, the full text of which resolution is set forth below.

In order to be passed, the Share Incentive Plan Resolution requires the approval of a majority of the votes cast thereon by Shareholders of the Company present in person or represented by proxy at the Meeting. The directors of the Company unanimously recommend that Shareholders vote in favour of the Share Incentive Plan Resolution. **The persons named in the form of proxy accompanying this Circular intend to vote FOR the Share Incentive Plan Resolution, unless the Shareholder who has given such proxy has directed that the Common Shares represented by such proxy be voted against the Share Incentive Plan Resolution.**

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. the existing stock option plan, restricted share unit plan and deferred share unit plan of the Company be terminated;

2. the share incentive plan of the Company attached as Schedule "B" to the management information circular of the Company dated June 24, 2022 be, and the same hereby is, authorized, approved, ratified and confirmed as the share incentive plan of the Company, subject to regulatory approvals;

3. the maximum number of common shares reserved for issuance, in the aggregate, pursuant to the exercise of Awards (as defined in the share incentive plan) granted under the share incentive plan shall be equal to 10% of the issued and outstanding common shares of the Company;

4. the directors of the Company be expressly authorized to revoke this resolution and not proceed with the termination of the existing stock option plan, restricted share unit plan and deferred share unit plan of the Company or the adoption of the share incentive plan of the Company without requiring further approval of the shareholders in that regard; and

5. any one officer or any one director of the Company be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of the Company, to execute or to cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such agreements, instruments, certificates, undertakings and other documents, and to do or to cause to be done all such other acts and things, as any one of them shall consider necessary or desirable to give effect to the intent of this resolution."

OTHER BUSINESS

Management of the Corporation knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. **However, if any other matters properly come before the Meeting, it is the intention of the management proxyholders to vote on the same in accordance with their best judgment on such matters.**

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

The following describes the particulars of compensation for: (a) the CEO; (b) the CFO; (c) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and (d) each individual who would be a named executive officer but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year (each a "**Named Executive Officer**" or "**NEO**"). For the financial year ended December 31, 2021, the Named Executive Officers of the Corporation were:

Brendan Cahill, President & Chief Executive Officer
Alfred Colas, Former Chief Financial Officer
Paul Keller, Chief Operating Officer
Ben Pullinger, Former Senior Vice President Geology & Corporate Development
Jorge Ortega, Vice President Exploration

Compensation Policy Objectives

Excellon believes that recruiting and retaining highly competent executives is critical to the Company's success in achieving its strategic objectives and delivering value to Shareholders.

The objectives of the Company's compensation strategy are to:

- offer competitive compensation that allows the Company to successfully attract, retain and motivate qualified executives;
- provide incentives to executives to maximize productivity and enhance enterprise value by aligning the interests of the executives with those of the Shareholders;
- foster the teamwork and entrepreneurial spirit necessary to support the Company's growth objectives;
- establish a direct link between all elements of compensation and the performance of the Corporation and its subsidiaries, and individual performance;
- integrate compensation incentives with the development and successful execution of strategic and operating plans; and
- enhance Shareholder value.

Compensation Governance

Effective July 1, 2022, the Compensation Committee of the Corporation is composed of Anna Ladd Kruger (Chair), Roger Norwich and Zoya Shashkova, the majority of whom are considered independent for the purposes of National Policy 58-201 – *Corporate Governance Guidelines* ("**NP 58-201**"). Each member of the Compensation Committee has held senior executive and board positions with other publicly traded companies where they have had direct involvement in the development and implementation of compensation policies and practices for employees at all levels, including executive officers. The Board believes that the Compensation Committee members possess all of the knowledge, experience and the profile needed in order to fulfill the mandate of the Compensation Committee.

For the year ended December 31, 2021, the Compensation Committee was responsible for making recommendations to the Board with respect to the compensation of the Corporation's directors, Named Executive Officers and employees. The Compensation Committee works in conjunction with the Chairperson and the President on the review and assessment of the performance of executive officers and other employees in accordance with the Corporation's compensation practices. The Board reviews the Compensation Committee's recommendations to ensure that total compensation paid to all Named Executive Officers is fair and reasonable and is consistent with the Corporation's compensation program.

In 2021, the Corporation did not engage an independent compensation consultant to review currently available public disclosure of peer compensation practices. In 2020, the Compensation Committee engaged an independent compensation consultant to review available public disclosure of peer compensation practices and provide the Compensation Committee with written recommendations as to executive and director compensation. The independent compensation consultants billed the Corporation fees of $30,000. There were no other compensation related services for each of the two most recently completed financial years.

For the year ended December 31, 2021, management, in consultation with the Compensation Committee, reviewed previous independent compensation consultant recommendations and formulated an appropriate peer group of companies for comparison purposes based on the Corporation's stage of development, complexity of operations and breadth of geographic scope. This peer group was determined to be: Alexco Resource Corp., Americas Gold and Silver Corporation, Aurcana Silver Corporation, Avino Silver & Gold Mines Ltd., Golden Minerals Company and Great Panther Mining Limited.

The executive compensation program comprises fixed and variable elements of compensation; base salary, indirect compensation (benefits), discretionary bonus, and long-term incentives in the form of DSUs, RSUs and Options. In determining actual compensation levels, the Compensation Committee considers the total compensation program, rather than any single element in isolation. Total compensation levels are designed to reflect both the marketplace (to ensure competitiveness) and the responsibility of each position (to ensure internal equity). The Compensation Committee believes these elements of compensation, when combined, form an appropriate mix of compensation, and provide competitive salary, link the majority of the executives' compensation to corporate and individual performance (which induces and rewards behaviour that creates long-term value for Shareholders and other stakeholders), and encourage retention with time-based vesting attached to long-term equity-based incentives.

The compensation level of the President is designed to recognize his personal contributions and leadership. At the end of each fiscal year, the Compensation Committee evaluates the performance of the President, and the Compensation Committee, in consultation with the Chairperson, formally evaluates the performance of the President. Using both financial and non-financial measures, the Compensation Committee may recommend to the Board an increase to the President's total compensation to levels that are consistent with corporate and individual performance.

Similarly, the Compensation Committee reviews and ensures that the directors' compensation packages are competitive in light of the responsibility and the time commitment required from directors. Based on such reviews, the Committee makes recommendations to the Board with respect to changes to executive compensation and director compensation.

Elements of 2021 Compensation Program

Compensation for NEOs is composed of different elements. These include elements relating to factors that do not directly correlate to the market price of the Common Shares, such as base salary, as well as elements that more closely correlate to the Corporation's performance and financial condition, such as short-term and long-term incentives. The elements of executive compensation are designed to attract and retain top quality executives to manage and grow the business through both adverse and favourable economic cycles. In recent years, in the context of difficult equity and commodity markets, the Corporation has significantly weighted compensation to corporate performance metrics, specifically regarding safety, cost performance and certain specific corporate and strategic objectives.

During 2021, RSU grants comprised a significant component of compensation for executives. These RSUs had 100% performance based vesting thresholds, as follows: Corporate Growth (based on increase in the Corporation's net asset value ("**NAV**")) – 50%; Stock Performance (relative to the Global X Silver Miners ETF (SIL), of which the Corporation is a component stock from time-to-time) – 30%; and Retention – 20%. The Corporation Growth component may be multiplied 2X based on corporate NAV growth in excess of 200% from March 31, 2021.

Further to the above, RSU and Option grants to NEOs for 2021 were as follows:

Name/Title	RSUs (#)	Options (#)
Brendan Cahill (1) President & CEO	87,622	15,000
Alfred Colas Former CFO	50,000	15,000
Paul Keller COO	50,000	15,000
Ben Pullinger Former Senior Vice President Geology and Corporate Development	50,000	15,000
Jorge Ortega Vice President Exploration	36,000	15,000

(1) 37,622 RSUs were granted in respect of salary and 50,000 RSUs in respect of annual compensation grants.

The mix of total direct compensation potentially payable to our Named Executive Officers is as follows:

Base Salaries

Base salaries for the executive officers of the Corporation are designed to be competitive and are adjusted for the realities of the market. Initial base salaries are determined through market comparables, formal job evaluation, commercially available salary survey data, experience level, leadership and management skills, responsibilities and proven or expected performance. The Compensation Committee, in consultation with the Chairperson, reviews the recommendations of the President and recommends to the Board the base salaries for executive officers, taking into consideration the individual's performance, contributions to the success of the Corporation and internal equities among positions. No specific weightings are assigned to each factor; instead, a subjective determination is made based on a general assessment of the individual relative to such factors.

The CEO's salary comprises $250,000 in cash compensation and an additional $25,000 issued quarterly in the form of RSUs vesting on January 1st of the second calendar year after the date of grant. This arrangement is designed to link a material portion of the CEO's base salary with the Corporation's share price performance (and underlying operational, financial, etc. performance).

The Board and Compensation Committee review executive compensation on an ongoing basis, with the expectation that salaries will be modified in consideration of commodity prices, market and the Corporation's financial position.

Discretionary Bonus

A discretionary bonus is intended to provide incentives to executive officers to enhance the growth and development of the Corporation, to encourage and motivate executive officers to achieve short-term goals, and to reward individual contribution to the achievement of corporate objectives. The bonus can be based as a percentage of annual salary or a fixed dollar amount and is awarded at the discretion of the Board as recommended by the Compensation Committee.

After a review of 2021 performance on a corporate and individual basis, as well as equity and commodity market conditions (including retention of expertise), the Compensation Committee granted discretionary cash bonuses for certain NEOs in 2022.

Long-Term Incentives

The Corporation's long-term equity portion of executive compensation is designed to align the interests of executive officers with that of Shareholders by encouraging equity ownership through awards of Options, DSUs and RSUs, to motivate executives and other key employees to contribute to an increase in corporate performance and Shareholder value, and to attract talented individuals and encourage the retention of executive officers and other key employees by vesting Options, DSUs and RSUs over a period of time.

Stock Options

The Corporation grants Options to its NEOs. The timing of the grant, and number of Common Shares made subject to option is recommended by the Chairperson and the President, reviewed and approved (or revised, if thought appropriate) by the Compensation Committee in consultation with the Chairperson, and implemented by a resolution of the Board. The review of proposed Option grants by the Compensation Committee (which is composed of a majority of independent directors) and the implementation thereof by the Board (which is comprised of a majority of independent directors) provides the independent directors with significant input into such compensation decisions. Consideration in determining Option grants is given to, amongst other things, the total number of Options outstanding, the current and future expected contribution to the advancement of corporate objectives, the position of the individual, tenure, and previous Option grants to selected individuals. No specific weightings are assigned to each factor; instead a subjective determination is made based on an assessment of the individual relative to such factors. Grants of Options also comprise a portion of the compensation package offered to attract and retain new directors and executive officers to the Corporation. Options granted by the Board are priced at the closing price of the Common Shares on the TSX on the last trading day prior to the date of grant. Please see "*Securities Authorized for Issuance under Equity Compensation Plans – Stock Option Plan*" for further information.

During the fiscal year ended December 31, 2021, 90,000 Options were granted to directors and 167,500 Options were granted to executives, employees and consultants of the Corporation for an aggregate total of 257,500 Options.

Deferred Share Units

The Board adopted the DSU Plan effective as of December 11, 2013, as amended on March 25, 2014 and approved by Shareholders on April 29, 2014. The DSU Plan was further amended and restated as of June 26, 2020. The purpose of the DSU Plan is to promote the alignment of interests between the directors and Shareholders while enabling directors, officers and employees to participate in the long-term success of the Corporation through the grant of DSUs. The Board's current policy is that DSUs will be granted to directors, officers and employees. Upon vesting, each DSU award entitles the DSU participant to receive, subject to adjustment as provided for in the DSU Plan, a lump sum cash payment or, at the Corporation's discretion, Common Shares equal to the whole number of DSUs credited to the DSU participant plus a cash settlement for any fraction of a DSU. For the purposes of the DSU Plan,

the value of the DSU on the settlement date is the market price, being the volume-weighted average price of the Common Shares on the TSX for the five trading days immediately preceding such settlement date, but if the Common Shares did not trade on such trading days, the market price shall be average of the bid and ask prices in respect of the Common Shares at the close of trading on such trading day. The DSU Plan is posted on the Corporation's website at www.excellonresources.com.

During the fiscal year ended December 31, 2021, 209,353 DSUs were granted to directors of the Corporation.

Restricted Share Units

The Board adopted the RSU Plan effective as of December 11, 2013, as amended on March 25, 2014 and approved by Shareholders on April 29, 2014. The RSU Plan was further amended and restated as of June 26, 2020. The purpose of the RSU Plan is to assist the Corporation in attracting and retaining individuals with experience and exceptional skill, to allow selected executives, key employees, consultants and directors of the Corporation to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the participants designated under the RSU Plan and the Shareholders of the Corporation. Under the RSU Plan, RSUs may be granted at the discretion of the Board as a bonus to executives taking into account a number of factors, including the amount and term of RSUs previously granted, base salary and bonuses and competitive market factors. The Board establishes the vesting conditions for each RSU grant at the time of grant.

Upon vesting, each RSU entitles the RSU participant to receive, subject to adjustments as provided for in the RSU Plan, one Common Share. For the purposes of the RSU Plan, the value of the RSU on vesting is the market price, being the closing volume-weighted average price of the Common Shares on the TSX for the five trading days immediately preceding such vesting date, but if the Common Shares did not trade on such trading days, the market price shall be average of the bid and ask prices in respect of the Common Shares at the close of trading on such trading day. The RSU Plan contemplates various entitlements in the event of a change of control. The RSU Plan is posted on the Corporation's website at www.excellonresources.com.

During the fiscal year ended December 31, 2021, 466,122 RSUs were granted to executives, employees and consultants of the Corporation, as further described above in respect of NEOs.

Indirect Compensation

The primary benefits offered to the Named Executive Officers include participation in group health, dental, extended medical coverage, and life insurance, including long-term disability, paid vacation and payment of any professional dues on the individual's behalf, which benefits are generally available to all employees of the Corporation.

Pension Plan Benefits

The Corporation does not provide retirement benefits for directors, executive officers or employees.

Share Ownership Requirements

The Corporation has not imposed minimum share ownership requirements, in line with industry practices for similar companies of its size.

Risks Associated with Compensation Practices

As of the date of this Circular, the Corporation's directors have not, collectively, considered the implications of any risks associated with the Corporation's compensation policies applicable to its executive officers.

Financial Instruments

The Corporation has not, to date, adopted a policy restricting its executive officers and directors from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, which are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by executive officers or directors. As of the date of this Circular, entitlement to grants of incentive Options under the Corporation's Stock Option Plan, the DSU Plan or the RSU Plan are the only equity-based security elements awarded to executive officers and directors.

Summary Compensation Table

The table below is a summary of total compensation paid or payable to the NEOs for each of the Corporation's three most recently completed financial years:

Summary Compensation Table									
					Non-Equity Incentive Plan Compensation				
Name and Principal Position	Year	Salary ($)	Share-based Awards[1] ($)	Option-based Awards[2] ($)	Annual Incentive Plans[3] ($)	Long-term Incentive Plans ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Brendan Cahill[4] President & CEO and Director	2021	250,000	310,000	32,684	100,000	NIL	NIL	NIL	692,684
	2020	225,000	266,000	58,180	100,000	NIL	NIL	NIL	649,180
	2019	200,000	226,000	NIL	NIL	NIL	NIL	NIL	426,000
Alfred Colas[5] Former CFO	2021	250,000	210,000	32,684	25,000	NIL	NIL	NIL	517,684
	2020	52,083	107,400	52,746	NIL	NIL	NIL	NIL	212,229
Paul Keller[6] COO	2021	300,000	210,000	32,684	40,000	NIL	NIL	NIL	582,684
	2020	84,231	143,100	71,031	NIL	NIL	NIL	NIL	298,362
Ben Pullinger[7] Former SVP Geology & Corp. Dev.	2021	201,370	210,000	32,684	100,000	NIL	NIL	NIL	544,053
	2020	250,000	166,000	58,180	100,000	NIL	NIL	NIL	574,180
	2019	208,333	115,200	NIL	NIL	NIL	NIL	NIL	323,533
Jorge Ortega[8] Vice President Exploration	2021	179,004	118,050	14,244	62,685	NIL	NIL	NIL	373,983
	2020	161,831	41,500	29,088	20,124	NIL	NIL	NIL	252,543
	2019	159,216	NIL	22,937	NIL	NIL	NIL	NIL	182,153

(1) RSUs are granted with performance, share price and time vesting criteria. The valuation of RSUs reflects the market value on the date of grant.

(2) The values reported represent an estimate of the grant date fair market value of the Options awarded during the year. For 2021 the fair value was estimated at the grant date based on the Black-Scholes option pricing model assuming a risk-free interest rate of 0.23%, no dividend yield, expected life of 3 years and an expected price volatility of 80.34%. For 2020, the fair value was estimated at the grant date based on the Black-Scholes option pricing model assuming a risk-free interest rate of 0.66%, no dividend yield, expected life of 3 years and an expected price volatility of 72.80%. The calculation of fair market value is based on the Black-Scholes pricing model, selected as it is widely used in estimating option-based compensation values by Canadian public companies. The Black-Scholes model is a pricing model, which may or may not reflect the annual value of the Options. The Options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(3) Represents annual cash bonus. See "Statement of Executive Compensation – Elements of Compensation Program – Discretionary Bonus".

(4) As discussed above, $100,000 of Mr. Cahill's Base Salary is issued quarterly in the form of RSUs vesting on January 1st of the second calendar year after the date of grant. The RSU component of Base Salary is reflected in Share-Based Awards. Mr. Cahill did not receive any compensation for his services as a director of the Corporation.

(5) Mr. Colas joined the Corporation as Chief Financial Officer on October 19, 2020 and received 30,000 RSUs and 30,000 Options in connection with his appointment. The fair value of the Options was estimated at the grant date based on the Black-Scholes option pricing model assuming a risk-free interest rate of 0.23%, no dividend yield, expected life of 3 years and an expected price volatility of 77.34%. Mr. Colas resigned from the Corporation on April 1, 2022 and Mr. Daniel Hall was appointed CFO of the Corporation on April 2, 2022.

(6) Mr. Keller joined the Corporation as Chief Operating Officer on September 21, 2020 and received 30,000 RSUs and 30,000 Stock Options in connection with his appointment. The fair value of the Options was estimated at the grant date based on the Black-Scholes option pricing model assuming a risk-free interest rate of 0.26%, no dividend yield, expected life of 3 years and an expected price volatility of 76.87%.

(7) Mr. Pullinger ceased to be SVP Geology & Corporate Development on October 22, 2021.

(8) Mr. Ortega was appointed VP Exploration on October 22, 2021 and received 15,000 RSUs and 15,000 Options in connection with his appointment. The fair value of the Options was estimated at the grant date based on the Black-Scholes option pricing model assuming a risk-free interest rate of 0.98%, no dividend yield, expected life of 3 years and an expected price volatility of 81.32%. For 2020 and 2019, the fair value of the Option grants to Mr. Ortega were estimated at the grant date based on the Black-Scholes option pricing model assuming a risk-free interest rate of 0.66% and 1.50%, no dividend yield, expected life of 3 years and 5 years, and an expected price volatility of 72.80% and 77.52%, respectively. Mr. Ortega's salary and bonus was paid in USD and converted to CAD using the annual average exchange rates of $1.2537/USD in 2021, $1.3416/USD in 2020 and $1.3268/USD in 2019.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

Option-based and share-based awards outstanding in respect of each NEO as at December 31, 2021 were as follows:

	Option-based Award				Share-based Awards	
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options[1] ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested[2] ($)
Brendan Cahill President, CEO and Director	40,000 20,000 15,000	3.05 4.75 4.14	04/24/2023 03/24/2024 03/19/2024	NIL	127,622	186,328
Alfred Colas Former CFO	30,000 15,000	3.69 4.14	10/19/2023 03/19/2024	NIL	80,000	116,800
Paul Keller COO	30,000 15,000	4.77 4.14	09/18/2023 03/19/2024	NIL	80,000	116,800
Ben Pullinger Former SVP Geology & Corp. Dev.	40,000 17,000 7,500	3.05 4.75 4.14	01/27/2022 01/27/2022 01/27/2022	NIL	NIL	NIL
Jorge Ortega VP Exploration	5,000 10,000 20,000 15,000	7.50 3.65 3.05 1.78	04/20/2023 05/14/2024 04/24/2023 10/22/2024	NIL	46,000	67,160

(1) The "Value of unexercised in-the-money options" reflects the aggregate dollar amount of (vested and unvested) unexercised in-the-money Options held at the end of the year. The amount is calculated based on the difference between

the closing price of the Common Shares on the TSX on December 31, 2021 ($1.46) and the exercise price of the Options. The Options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2) The "Market or payout value of share-based awards that have not vested" reflects the aggregate dollar amount of unvested and unexercised share-based awards held at the end of the year. The amount is calculated based on the closing price of the Common Shares on the TSX on December 31, 2021 ($1.46).

Value Vested or Earned During the Year

For the year ended December 31, 2021, the following table sets forth for each Named Executive Officer the value that would have been realized if the option-based incentive plan awards had been exercised on their vesting date, and the value earned under the non-equity incentive plan.

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Share-based awards – Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Brendan Cahill	5,200	32,033	100,000
Alfred Colas	NIL	NIL	25,000
Paul Keller	NIL	NIL	40,000
Ben Pullinger	5,200	NIL	100,000
Jorge Ortega	2,600	7,300	62,685

(1) The value of Options which vested during the fiscal year ended December 31, 2021 was calculated based on the difference between the closing price of the Common Shares on the TSX on the vesting date and the exercise price of the Options. The Options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2) The value of share-based awards which vested during the fiscal year ended December 31, 2021 was calculated based on the volume-weighted average price of the Common Shares on the TSX for the five trading days prior to the vesting date. Share-based awards in this column represent RSUs that were paid out in common shares vesting in 2021.

Employment Agreements

Of the NEOs, the Corporation has employment agreements in place with its President & CEO, CFO, COO and Vice President Exploration as of the date hereof. All of the executive employment agreements provide for base salary, discretionary bonuses and Option awards, as approved by the Board, paid vacation and enrolment in the Corporation's benefits plan, which benefits are generally available to all employees of the Corporation, and provide payment on termination without just cause or in the event of change of control of the Corporation as described below.

Termination and Change of Control Benefits

"Change of Control" for the Corporation is defined in the Corporation's employment agreements with the CFO, COO and VP Exploration, as:

(a) the completion of a transaction or series of transactions constituting an acquisition, merger, amalgamation, consolidation, transfer, sale, arrangement, reorganization, recapitalization, reconstruction or other similar event by virtue of which the Shareholders of the Corporation immediately prior to such transaction or series of transactions hold less than 50% of the voting Common Shares of the successor company following completion of such transaction or series of transactions; or

(b) the disposal of all or substantially all of the assets of the Corporation; or

(c) a transaction or series of transactions, as a result of which a majority of the directors of the Corporation are removed from office at any annual or special meeting of Shareholders, or a majority of the directors of the Corporation resign from office over a period of 60 days or less, and the vacancies created thereby are filled by nominees proposed by any person other than directors or management of the Corporation in place immediately prior to the removal or resignation of the directors.

In the case of the President & CEO, a "Change of Control" is defined as follows:

(a) the completion of a transaction or series of transactions constituting an acquisition, merger, amalgamation, consolidation, transfer, sale, arrangement, reorganization, recapitalization, reconstruction or other similar event by virtue of which the Shareholders of the Corporation immediately prior to such transaction or series of transactions hold less than 60% of the voting Common Shares or successor company following completion of such transaction or series of transactions, or

(b) the disposition of all or substantially all of the business or assets of the Corporation to another person or persons pursuant to one or a series of transactions,

(c) a transaction or series of transactions as a result of which a majority of the directors of the Corporation are removed from office at any annual or special meeting of Shareholders, or a majority of the directors of the Corporation resign from office over a period of 60 days or less, and the vacancies created thereby are filled by nominees proposed by any person other than directors or management of the Corporation in place immediately prior to the removal or resignation of the directors,

(d) at any time a person, directly or indirectly, beneficially owns more than 30% of the voting Common Shares, or

(e) at any time persons, acting jointly or in concert, directly or indirectly, beneficially own in the aggregate more than 30% of the voting Common Shares.

Brendan Cahill, President & Chief Executive Officer: Under the terms of his employment agreement, within six months of a Change of Control, if Mr. Cahill's employment is terminated (whether with or without just cause) or he chooses to terminate his employment at his sole discretion, Mr. Cahill is entitled to receive a lump sum payment equal to three times the sum of (i) his base salary at the time of termination of employment plus (ii) the bonus paid to him for the previous year. In addition, Mr. Cahill's group insurance benefit coverage, other than long and short-term disability, will continue until the earlier of 12 months following termination and the day he commences employment with another employer. In the event of the termination of Mr. Cahill's employment without just cause either before or in the absence of a Change of Control or beyond a six month period following a Change of Control, Mr. Cahill is entitled to receive a lump sum payment of three times his base salary.

Daniel Hall, Chief Financial Officer: Under the terms of his employment agreement, within six months of a Change of Control, if Mr. Hall's employment is terminated without just cause or he chooses to terminate his employment at his sole discretion, Mr. Hall is entitled to receive a lump sum payment equal to two times the sum of: (i) his base salary at the time of the Change of Control plus (ii) any cash bonus paid to him in the year preceding the Change of Control, and (iii) the equivalent annual value of the Benefit Plan (as defined in the employment agreement), provided that if a Change of Control occurs prior to September 30, 2022, Mr. Hall shall not be entitled to the Change of Control payment described above upon his voluntary termination of employment. In addition, all outstanding equity compensation granted to Mr. Hall will vest immediately.

Paul Keller, Chief Operating Officer: Under the terms of his employment agreement, within six months of a Change of Control, if Mr. Keller's employment is terminated without just cause or he chooses to terminate his employment at his sole discretion, Mr. Keller is entitled to receive a lump sum payment equal to two times the sum of (i) his base salary at the time of the Change of Control, plus (ii) any Cash Bonus paid in the year preceding the Change of Control,

(iii) the equivalent annual value of the Benefit Plan (as defined in the employment agreement). In addition, all outstanding equity compensation granted to Mr. Keller will vest immediately.

Jorge Ortega, Vice President Exploration: Under the terms of his employment agreement, within six months of a Change of Control, if Mr. Ortega's employment is terminated without just cause or he chooses to terminate his employment at his sole discretion, Mr. Ortega is entitled to receive a lump sum payment equal to the sum of (i) one year of base salary, calculated at the rate in effect as of the date of the termination of employment, and (ii) any cash bonus amount, if any, payable in respect of the preceding one calendar year. In addition, Mr. Ortega's group insurance benefit coverage, other than short term and long-term disability coverage, will continue until the earlier of (a) 12 months following the date of his termination of employment, or (b) the day that Mr. Ortega commences employment with another employer.

The table below sets out the estimated incremental payments, payables and benefits due to each of the NEOs for termination on a change of control, assuming termination on December 31, 2021:

Name	Triggering Event	Base Salary ($)	Value of Option-Based Awards if Exercised on Termination(1) ($)	All Other Compensation(2) ($)	Total ($)
Brendan Cahill	Change of control	1,050,000	NIL	487,604	1,537,604
	Termination without just cause	700,000	NIL	NIL	700,000
Paul Keller	Change of control	600,000	NIL	196,800	796,800
	Termination without just cause	325,000	NIL	NIL	325,000
Jorge Ortega(3)	Change of control	175,000 (USD)	NIL	130,305	353,885
	Termination without just cause	87,500 (USD)	NIL	NIL	111,790

(1) The value of unexercised Options was calculated based on the difference between the closing price of the Common Shares on the TSX on December 31, 2021 ($1.46) and the exercise price of the Options. Where the difference is negative, the Options are not in-the-money and no value is reported. The Options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2) Reflects the value attributable to DSUs or RSUs, as applicable, at vesting on the triggering event and the valued related to the bonus calculation. The amount payable for continuing benefit coverage is dependent upon the Named Executive Officer obtaining alternative employment within the time period discussed above and cannot be determined at this time.

(3) Amounts converted to CAD using the closing December 31, 2021 exchange rate of 1.2776/USD.

Performance Graph

The following graph compares the yearly change in the cumulative total Shareholder return over the five most recently completed financial years, assuming a $100 investment in the Common Shares on December 31, 2016, against the return of the S&P/TSX Composite Index, assuming the reinvestment of dividends, where applicable, for the comparable period.



TSX Index
Excellon Resources
140%
120%
100%
80%
60%
40%
20%
0%
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21

	31-Dec-16	31-Dec-17	31-Dec-18	31-Dec-19	31-Dec-20	31-Dec-21
Excellon Resources Inc.	100	112	42	63	46	18
S&P/TSX Composite Index	100	106	94	112	114	139

Executive compensation is affected by, but not directly based on, Common Share price performance, therefore NEOs' compensation may not directly compare to the trend shown above.

The S&P/TSX Composite Index is an index of the stock prices of the largest companies on the TSX as measured by market capitalization. Stocks included in this index cover all sectors of the economy and the S&P/TSX Composite Index has traditionally been heavily weighted towards financial stocks. In addition, global commodity prices, world economic conditions, and general market conditions are significant factors affecting stock market performance, which are beyond the control of the Corporation's officers.

Directors and Officers Liability Insurance

The Corporation has directors' and officers' liability insurance for the benefit of the directors and officers of the Corporation, which provides coverage in the aggregate of $20 million in each policy year. The deductible amount on the policy is $1.5 million and the total annual premium for the policy year of April 2021 to March 2022 is $598,000.

DIRECTORS COMPENSATION

Summary Compensation Table

The following table sets forth all compensation paid, awarded or earned by the non-executive directors of the Corporation during the year ended December 31, 2021.

Directors Compensation Table							
Name	Fees Earned ($)[(1)]	Share-Based Awards[(2)] ($)	Option-Based Awards[(3)] ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
André Fortier	NIL	159,000	21,789	NIL	N/A	NIL	180,789
Laurie Curtis	NIL	133,000	21,789	NIL	N/A	NIL	154,789
Craig Lindsay	12,500	98,417	21,789	NIL	N/A	NIL	132,706
Roger Norwich	59,375	63,000	21,789	NIL	N/A	NIL	144,164
Anna Ladd-Kruger	NIL	114,801	21,789	NIL	N/A	NIL	136,590
Jeff Swinoga[(4)]	6,774	26,674	18,992	NIL	N/A	NIL	52,440
Andrew Farncomb[(5)]	16,616	74,509	21,789	NIL	N/A	NIL	112,914
Michael Timmins[(5)]	22,026	85,026	21,789	NIL	N/A	NIL	128,841

(1) During 2021, non-executive directors elected to receive all or a portion of cash Board fees in DSUs, with approximately 70% of cash fees being issued in the form of DSUs, resulting in the total issuance of 128,698 DSUs in respect of such fees. Board fees paid in DSUs are aggregated with annual compensation grants in the Share-Based Awards column.

(2) DSUs vest on the grant date but are not exercisable until the director ceases to hold office. As DSUs vest immediately, this value is calculated based on the market price on the date of grant. The value on the date of exercise will not be known until that time

(3) The values reported represent an estimate of the grant date fair market value of the Options awarded during the year. For 2021, the fair value was estimated at the grant date based on the Black-Scholes option pricing model assuming a risk-free interest rate of 0.23%, no dividend yield, expected life of 3 years and an expected price volatility of 80.34%. The Options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(4) Jeff Swinoga was appointed to the Board on October 22, 2021 and received 10,000 DSUs and 20,000 Options in connection with his appointment. The fair value of the Stock Options was estimated at the grant date based on the Black-Scholes option pricing model assuming a risk-free interest rate of 0.98%, no dividend yield, expected life of 3 years and an expected price volatility of 81.32%.

(5) Former director.

The Board, on recommendation of the Compensation Committee, determines director compensation. The objective in determining such director compensation is to ensure that the Corporation can attract and retain experienced and qualified individuals to serve as directors. The Corporation compensates its non-executive directors through the payment of directors' fees (on an annual retainer, committee chair and committee member basis) and through the grant of incentive Options, DSUs and RSUs. During the year ended December 31, 2021, non-executive directors received the following annual retainers and other fees for their services as directors (which may be payable in DSUs, cash or 50/50 DSUs/cash at the director's option):

Director Retainer (base)	$45,000
Chairperson (retainer)	$75,000
Audit Committee Chair (Member)	$15,000 ($7,500)
Corporate Responsibility & Technical Committee Chair (Member)	$10,000 ($5,000)

Compensation Committee Chair (Member)	$10,000 ($5,000)
Nominating & Corporate Governance Committee Chair (Member)	$10,000 ($5,000)
Special Opportunities Committee Chair (Member)	$10,000 ($5,000)

All retainers are paid *pro rata* on a quarterly basis. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out their duties as directors of the Corporation. In addition, directors are eligible to participate in the Corporation's Stock Option Plan, DSU Plan and RSU Plan, and historically the Corporation has granted Options to members of the Board. As of the date of this Circular, the Corporation had awarded outstanding Options to purchase 809,237 Common Shares, of which 283,191 were granted to non-executive directors, representing approximately 35% of outstanding Options. Of the total current outstanding Options, 99,487 are held by former optionholders of Otis, including 92,191 held by two former directors of Otis that are now Excellon directors.

Incentive Plan Awards

Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation

The following table sets out option-based awards outstanding for each non-executive director based on a closing price of $1.46 for the Common Shares on the TSX as of December 31, 2021.

	Option Based Award				Share-based Awards	
Director Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)
André Y. Fortier	5,000 10,000 8,000 10,000	8.10 3.05 4.75 4.14	03/26/2023 04/24/2023 03/24/2024 03/19/2024	NIL	234,439	342,266
Laurie Curtis	5,000 10,000 8,000 10,000	8.10 3.05 4.75 4.14	03/26/2023 04/24/2023 03/24/2024 03/19/2024	NIL	129,621	189,247
Craig Lindsay	23,000 38,461 10,000	5.00 2.20 4.14	01/21/2023 04/22/2024 03/19/2024	NIL	52,643	76,859
Roger Norwich	11,500 19,230 10,000	5.00 2.20 4.14	01/21/2023 04/22/2024 03/19/2024	NIL	38,362	56,009
Anna Ladd-Kruger	40,000 35,000 10,000	3.05 4.80 4.14	04/24/2023 06/26/2024 03/19/2024	NIL	68,712	100,320
Jeff Swinoga	20,000	1.78	10/22/2024	NIL	14,981	21,872
Andrew Farncomb(3)	NIL	NIL	NIL	NIL	NIL	NIL

Director Name	Option Based Award				Share-based Awards	
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)[1]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)[2]
Michael Timmins[3]	NIL	NIL	NIL	NIL	NIL	NIL

(1) The value of unexercised in-the-money Options reflects the aggregate dollar amount of (vested and unvested) unexercised Options held at the end of the year. The amount is calculated based on the difference between the closing price of the Common Shares on the TSX on December 31, 2021 ($1.46) and the exercise price of the Options. The Options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2) Reflects the aggregate dollar amount of unvested and unexercised share-based awards held at the end of the year. The amount is calculated based on the closing price of the Common Shares on the TSX on December 31, 2021 ($1.46).

(3) Former director.

Value Vested or Earned During the Year

For the year ended December 31, 2021, the following table sets forth, for each non-executive director, the value that would have been realized if the option-based incentive plan awards had been exercised on their vesting date.

Director Name	**Option-Based Awards – Value Vested During the Year[1] ($)**	**Share-Based Awards – Value Vested During the Year ($)**	**Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)**
André Y. Fortier	1,300	NIL	N/A
Laurie Curtis	1,300	NIL	N/A
Craig Lindsay	NIL	NIL	N/A
Roger Norwich	NIL	NIL	N/A
Anna Ladd-Kruger	5,200	NIL	N/A
Jeff Swinoga	NIL	NIL	N/A
Andrew Farncomb[2]	1,300	287,652	N/A
Michael Timmins[2]	2,600	137,260	N/A

(1) The value of Options which vested during the fiscal year ended December 31, 2021 was calculated based on the difference between the closing price of the Common Shares on the TSX on the vesting date and the exercise price of the Options. The Options may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2) Former director.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding the Corporation's equity compensation plans as of December 31, 2021, under which securities of the Corporation are authorized for issuance to directors, officers, employees and consultants of the Corporation and its affiliates:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[(1)]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by Shareholders	1,969,604[(2)] (5.8%)[(3)]	$3.96	1,406,726[(2)] (4.2%)[(3)]
Equity compensation plans not approved by Shareholders	NIL	NIL	NIL
Total	**1,969,604**	**$3.96**	**1,406,726**

(1) In respect of the 945,487 Options outstanding only, as an exercise price in respect of the DSUs and RSUs is not applicable.

(2) Does not include Otis Options which are under the Otis Replacement SOP.

(3) Calculated based on 33,763,330 Common Shares issued and outstanding as at December 31, 2021.

Burn Rate

Pursuant to section 613 of the TSX Company Manual, the following table sets out the burn rate under each of the Corporation's equity compensation plans during each of the past three calendar years, with the burn rate reflecting the number of securities granted under each plan as a percentage of the weighted average number of issued and outstanding Common Shares during the year:

	2019		2020[(1)]		2021[(1)]	
	Issued	Burn Rate (%)	Issued	Burn Rate (%)	Issued	Burn Rate (%)
Options[(2)]	241,000	1.17%	470,500	1.63%	257,500	0.76%
RSUs	369,795	1.79%	337,331	1.17%	466,122	1.38%
DSUs	95,073	0.46%	217,264	0.75%	209,353	0.62%
Total	**705,868**	**3.41%**	**1,025,095**	**3.55%**	**932,975**	**2.76%**
Weighted I/O Common Shares[(3)]	**20,674,866**		**28,881,800**		**33,763,330**	

(1) Does not include Otis securities.

(2) During 2020, the Corporation began issuing Options with a term of three years, rather than the previous practice of issuing Options with a term of five years. As at December 31, 2021, 61% of Options outstanding have a term of three years.

(3) As at December 31.

Stock Option Plan

The purpose of the Stock Option Plan is to attract and motivate directors, senior officers, employees, and others providing services to the Corporation, and thereby advance the Corporation's interests, by affording such persons with an opportunity to acquire an equity interest in the Corporation through the issuance of Options.

The Compensation Committee administers the Stock Option Plan. Notwithstanding, the Board retains independent and concurrent power to undertake any action delegated to the Committee, whether with respect to the Stock Option Plan as a whole or with respect to individual Options granted or to be granted under the Stock Option Plan.

The following is a summary of the key terms of the Stock Option Plan, which summary is qualified in its entirety by the full terms of the Stock Option Plan, available on the Corporation's website at www.excellonresources.com:

- The aggregate number of Common Shares available at all times for issuance under the Stock Option Plan will be 949,808, which would represent approximately 2.8% of the Corporation's current issued and outstanding Common Shares. Any Option that has been cancelled or terminated prior to exercise in accordance with the terms of the Stock Option Plan will again be available under the Stock Option Plan.

- The exercise price per Common Share under an Option shall be determined by the Compensation Committee but, in any event, shall not be lower than the market price of the Common Shares of the Corporation on the date of grant of the Options.

- The term of all Options awarded under the Stock Option Plan is a maximum of five years.

- Options granted pursuant to the Stock Option Plan shall vest and become exercisable by an optionee at such time or times as may be determined by the Compensation Committee at the date of grant and as indicated in the option commitment.

- In the event that the expiry of an Option falls within a trading blackout period imposed by the Corporation, the expiry date of the Option shall be automatically extended to the tenth business day following the end of the blackout period as permitted by applicable TSX policies.

- The termination provisions under the Stock Option Plan are as follows: An optionee will have, in all cases subject to the original Option expiry date (i) a 6-month period to exercise his/her Options that have vested, in the event of death; (ii) a 6-month period to exercise his/her Options that have vested, in the event of termination without cause, retirement, or permanent disability; (iii) 90 days to exercise his/her Options that have vested, in the event of resignation; and (iv) immediate termination of the Options in the event of termination with cause. In the event of a change of control, all unvested Options shall automatically vest on the date of the change of control.

- The grant of Options under the Stock Option Plan is subject to the number of the Common Shares: (i) issued to insiders of the Corporation, within any one-year period, and (ii) issuable to insiders of the Corporation, at any time, under the Stock Option Plan, or when combined with all of the Corporation's other security based compensation arrangements, not exceeding 10% of the Corporation's total issued and outstanding Common Shares, respectively.

- The aggregate number of Options granted pursuant to the Stock Option Plan to any one non-executive director, if ever applicable, within any one-year period shall not exceed a maximum value of $100,000 worth of Options. The value of the Options shall be determined using a generally accepted valuation model.

- The aggregate number of Common Shares reserved for issuance pursuant to the Stock Option Plan to non-executive directors as a group, if ever applicable, shall not exceed 1% of the number of issued and outstanding Common Shares, as calculated without reference to the initial Options granted under the Stock Option Plan to a person who is not previously an insider of the Corporation upon such person becoming or agreeing to become a director of the Corporation, and without reference to Options held by former directors of the Corporation.

- The specific amendment provisions for the Stock Option Plan provide the Board or committee with the power, subject to the requisite regulatory approval, to make the following amendments without Shareholder approval (without limitation):
    - amendments of a housekeeping nature;
    - the addition or a change to any vesting provisions of an Option;
    - changes to the termination provisions of an Option or the Stock Option Plan which do not entail an extension beyond the original expiry date;
    - the addition of a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Common Shares from the Stock Option Plan reserves; and
    - amendments to reflect changes to applicable securities or tax laws.
- However, any of the following amendments shall also require shareholder approval:
    - reduce the exercise price of an Option or cancel and reissue an Option;
    - amend the term of an Option to extend the term beyond its original expiry;
    - amend the limits imposed on non-executive directors (other than by virtue of adjustments permitted under the Stock Option Plan);
    - materially increase the benefits to the holder of the Options who is an insider to the material detriment of the Corporation and its Shareholders;
    - increase the number of Common Shares or maximum percentage of Common Shares which may be issued pursuant to the Stock Option Plan (other than by virtue of adjustments permitted under the Stock Option Plan);
    - permit Options to be transferred other than for normal estate settlement purposes;
    - remove or exceed the insider participation limits of the Stock Option Plan;
    - materially modify the eligibility requirements for participation in the Stock Option Plan; or
    - modify the amending provisions of the Stock Option Plan.

Deferred Share Unit Plan

The Board adopted the DSU Plan to advance the interests of the Corporation by attracting and retaining highly competent persons as directors, officers and employees, to allow such persons to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the participants designated under the DSU Plan and the Shareholders of the Corporation. The Board subsequently adopted an amendment to the DSU Plan on March 25, 2014 to allow the Corporation to settle its obligations under the DSU Plan through the treasury issue of Common Shares. The DSU Plan was approved by Shareholders on April 29, 2014. The DSU Plan was amended and restated effective June 26, 2020 to introduce certain housekeeping amendments. The DSU Plan is available on the Corporation's website at www.excellonresources.com. For a description of the DSU Plan, see "*Statement of Executive Compensation – Long-Term Incentives – Deferred Share Units*".

As at June 24, 2022, 538,748 DSUs are outstanding representing, 1.6% of the issued and outstanding Common Shares. The DSU Plan provides for DSU issuances of up to 10% of the issued and outstanding Common Shares, net of any outstanding Options or RSUs. As at June 24, 2022, assuming no further Option or RSU issuances, the Corporation could issue up to another 1,394,939 DSUs (or 4.1% of the issued and outstanding Common Shares) under the terms of the DSU Plan.

Restricted Share Unit Plan

The Board adopted the RSU Plan to assist the Corporation in attracting and retaining individuals with experience and exceptional skill, to allow selected executives, key employees, consultants and directors of the Corporation to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the participants designated under the RSU Plan and the Shareholders of the Corporation. The Board adopted an amendment to the RSU Plan on March 25, 2014 to permit RSUs to be settled through the issuance of Common Shares from treasury, subject to the approval of the Shareholders and the TSX. The RSU Plan was approved by Shareholders on April 29, 2014. The RSU Plan was amended and restated effective June 26, 2020 to remove the ability to settle RSUs in cash and to introduce certain housekeeping amendments. The RSU Plan is available on the Corporation's website at www.excellonresources.com. For a description of the RSU Plan, see "*Statement of Executive Compensation – Long-Term Incentives – Restricted Share Units*".

As at June 24, 2022, 636,588 RSUs are outstanding, representing 1.9% of the issued and outstanding Common Shares. The RSU Plan provides for RSU issuances of up to 10% of the issued and outstanding Common Shares, net of any outstanding Options or DSUs. As at June 24, 2022, assuming no further Option or DSU issuances, the Corporation could issue up to another 1,394,939 RSUs (or 4.1% of the issued and outstanding Common Shares) under the terms of the RSU Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No person who is, or at any time during the year ended December 31, 2021 (being the Corporation's last completed financial year) was, a director or executive officer of the Corporation, no person proposed to be nominated for election as a director of the Corporation, nor any associate of any such director, executive officer or proposed nominee, is, or at any time since the beginning of the last completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries, or indebted to another entity, where such indebtedness is, or at any time since the beginning of the last completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, pursuant to a security purchase program of the Corporation or otherwise, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as that term is defined in National Instrument 51-102 – *Continuous Disclosure Obligations*) of the Corporation, no person proposed to be nominated for election as a director of the Corporation, nor any associate or affiliate of any of them, has or has had any material interest, direct or indirect, in any transaction since January 1, 2021 (being the commencement of the Corporation's last completed financial year) or in any proposed transaction which has materially affected or is reasonably expected to materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Corporation. The Board is committed to sound corporate governance practices that are both in the interest of its Shareholders and contribute to effective and efficient decision making.

National Instrument 58-101 – *Disclosure of Corporate Governance Practices* ("**NI 58-101**") and NP 58-201 establish corporate governance practices, guidelines and disclosure procedures that apply to all public companies. NI 58-101 requires issuers, such as the Corporation, to provide disclosure with respect to their corporate governance practices in accordance with Form 58-101F1, specific details of which are set out in *"2. Election of Directors*", as generally supplemented below.

Board of Directors

NP 58-201 states that the Board of every listed company should be constituted with a majority of individuals who qualify as "independent" directors under National Instrument 52-110 – *Audit Committees* ("**NI 52-110**"), which provides that a director is independent if he or she has no direct or indirect "material relationship" with the Corporation. "Material relationship" is defined as a relationship that could, in the view of the Corporation's Board, be reasonably expected to interfere with the exercise of a director's independent judgment. With the exception of: (i) Brendan Cahill, who currently serves as the Corporation's President & CEO, (ii) Anna Ladd-Kruger, who is deemed non-independent until September 30, 2023 as she was the Corporation's former CFO & VP Corporate Development, and (iii) Craig Lindsay, who is deemed non-independent until April 23, 2023 as he was President & CEO of Otis until that company's acquisition by the Corporation on April 23, 2020, the proposed directors are considered by the Board to be "independent" within the meaning of applicable securities legislation. In making the foregoing determinations with respect to the independence of each of the Corporation's individual directors, the circumstances of each director have been examined in relation to a number of factors, including a review of the resumés of the directors and the corporate relationships and other directorships held by each of them and their prior involvement (if any) with management of the Corporation.

Dr. Laurence Curtis is the proposed new Chairperson of the Board and is considered to be independent for purposes of NI 58-101. The responsibilities of the Chairperson of the Board are detailed in Schedule "A".

Meetings of Independent Directors

Each meeting of the Board includes an *in camera* meeting in the absence of management. Independent directors are also free to meet separately at any time or to require management to withdraw during certain discussions. Additionally, the Audit Committee, NCGC, Compensation Committee and Corporate Responsibility & Technical Committee are each composed by a majority of independent directors and may meet as often as deemed necessary.

Board and Committee Meetings

The Board generally meets a minimum of four times per year, at least every quarter. The independent directors regularly meet *in camera*, without management present, during each Board and Committee meeting. The Audit Committee meets at least four times per year. The NCGC, Compensation Committee and the Corporate Responsibility & Technical Committee meet as deemed necessary. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs that the Corporation faces from time to time. During the year ended December 31, 2021, the Board held six meetings, the Audit Committee held five meetings, the Corporate Responsibility & Technical Committee held five meetings, the Special Opportunities Committee held five meetings, the NCGC held two meetings, and the Compensation Committee held one meeting.

Board Mandate

The Board has adopted a Charter of the Board of Directors (the "**Charter**"), the full text of which is included as Schedule "A" to this Circular.

A copy of the Charter is also available on the Corporation's website at www.excellonresources.com.

Position Descriptions

The Board believes that its proposed composition, in which only one of seven members is currently a member of management, is sufficient to ensure that the Board can function independently of management and does not consider it necessary to have any formal structures or procedures in place to ensure that it functions independent of management. The Board Charter sets out the role and responsibilities of the Chairperson. A written description of the role and duties of the President & Chief Executive Offer is set out in his employment agreement with the Corporation. The Board has adopted written position descriptions for the chairs of the Board Committees.

Orientation and Continuing Education

All new directors are provided with comprehensive information about Excellon and its subsidiaries. Directors have the opportunity to meet with senior management to obtain insight into the operations of Excellon and its subsidiaries. New directors are briefed on the Corporation's current property holdings, ongoing exploration programs and mining operations, overall strategic plans, short, medium and long term corporate objectives, financial status, general business risks and mitigation strategies, and existing company policies. Senior management also makes regular presentations to the Board at its meetings and all directors are encouraged to communicate directly with management and other staff. Directors are invited to tour the Corporation's facilities in Mexico and to meet with the on-site management team to familiarize themselves with the Corporation's operations. This invitation will also be extended in respect of the Corporation's projects in the US and Germany following the passage of the COVID-19 pandemic. This informal process is considered to be appropriate given the Corporation's size, current level of operations, and the ongoing interaction amongst the directors.

The skills and knowledge of the Board as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies, particularly in the natural resource sector and involving non-Canadian mineral properties. It is the Corporation's view that all current members of the Board are well versed and educated in the factors critical to the success of Excellon. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management's assistance. Board members have full access to the Corporation's records. Reference is made to the table under the heading "Election of Directors" for a description of the current principal occupations of the members of the Board.

Ethical Business Conduct

The Board expects management to operate the business of the Corporation in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Corporation's business plan and to meet performance goals and objectives. To this end, in October 2006 (subsequently amended and approved on September 12, 2018) the Board adopted a "Code of Business Conduct and Ethics" (the "**Code**") for its directors, officers and employees and, in appropriate cases, consultants. Interested Shareholders may obtain a copy by written request to the Corporation or by visiting the Corporation's website at www.excellonresources.com. Pursuant to the Code, the Corporation has appointed its Chief Financial Officer to serve as the Corporation's Ethics Officer to ensure adherence to the Code, reporting directly to the Board. A review of the Code is included in the orientation of new employees. To ensure familiarity with the Code, directors, officers and employees are asked to read and confirm their compliance with the Code annually.

In addition to the provisions of the Code, directors and senior officers are bound by the provisions of the Corporation's articles and the OBCA, which sets forth resolutions for any conflicts of interest. In particular, any director who has a material interest in a particular transaction is required to disclose such interest and to refrain from voting with respect to the approval of any such transaction.

Since adoption of the Code, there have not been any material change reports filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.

Whistleblower Policy

In November 2011 (subsequently amended and approved on September 12, 2018) the Board adopted a Whistleblower Policy, which establishes procedures and systems that allow employees of the Corporation to confidentially and anonymously submit their concerns regarding questionable accounting, internal accounting controls, auditing matters or items which breach the Code, without fear of retaliation. Directors, officers and employees are required to report any known violations of the Code to the Chair of the Audit Committee. The Committee is responsible for investigating and resolving all reported complaints made pursuant to this policy, and may retain independent legal counsel, accountants or other advisers to assist it in its investigations. All reports will be promptly investigated and appropriate corrective action will be taken if warranted by the investigation. A copy of the policy is available on the Corporation's website at www.excellonresources.com.

Share Trading Policy

In October 2006 (subsequently updated and approved on September 12, 2018) the Board also adopted a Share Trading Policy, which prescribes rules with respect to trading in securities of the Corporation where there is any undisclosed material information or a pending material development. Strict compliance with the provisions of this policy is required, with a view to enhancing investor confidence in the Corporation's securities and contributing to ethical business conduct by the Corporation's personnel. A copy of the policy is available on the Corporation's website at www.excellonresources.com.

Disclosure, Insider Trading and Confidentiality Policy

The Board adopted a written Disclosure Policy in October 2008, approved an amendment on April 29, 2014 and subsequently further amended and restated the policy on March 16, 2021. The purpose of the Disclosure Policy is to ensure that all required disclosures are made on a timely and broadly disseminated basis and are factual and accurate. The disclosure policy documents these requirements, which are intended to ensure compliance with the rules and regulations applicable to public companies and should be read in conjunction with the Share Trading Policy. The Disclosure Committee (comprising members of management) is responsible for overseeing and monitoring disclosure processes and practices within the Corporation. The Chief Executive Officer is responsible for ensuring the proper, coordinated disclosure of material information by the Corporation on a timely basis. A copy of the policy is available on the Corporation's website at www.excellonresources.com.

Board Diversity and Renewal Policy

The Board adopted a written Diversity and Board Renewal Policy on March 24, 2015 in recognition of the key role of diversity and new perspectives to the ongoing prospects of the Corporation. As such, the Nominating and Corporate Governance Committee weighs various factors in nominating new members to the Board, including age, gender, ethnicity and geographic residence, along with other key considerations relevant to an individual's skill and ability to provide valuable oversight of the Corporation's affairs.

The Board seeks to balance the depth of experience and institutional knowledge of current members with the need for renewal and new perspectives that may be brought by new nominees. The Board's renewal policy does not impose an arbitrary retirement age, but sets a guideline that independent directors may serve up to a maximum of 15 years, assuming they are re-elected annually and meet applicable legal requirements.

The Diversity and Board Renewal Policy also covers senior executive appointments and requires the Chief Executive Officer to have reference to the Diversity and Board Renewal Policy in selecting and assessing candidates and in presenting recommendations to the Board regarding appointments to the senior executive team. The Board Renewal Policy requires the Board to also consider gender diversity and the objectives of the Diversity and Board Renewal Policy when considering those recommendations.

The Corporation has not adopted a target regarding the representation of women on the Board and in executive officer positions as the Board considers highly-qualified candidates and considers diversity to include any dimension that can be used to differentiate groups and people from one another, including the respect for and appreciation of differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief and disability. Gender diversity is only one element of the diversity criteria that the Board considers important.

The Corporation has not adopted a specific policy with respect to the representation of women in the director identification and selection process as, in light of current equity and commodity markets, current market capitalization, competition in the industry for qualified executives and directors and the currently small number of executive officers, non-executive employees in Canada and independent directors, gender targets for executive or board positions are not appropriate at this time. The Corporation currently does not have any woman executives among its four executive officers (Vice President and higher). The Corporation has two women on the Board (28.6%) among its seven directors. The Corporation has a history of female representation on the Board and in executive roles, despite an extremely competitive environment for female board and executive representation and actively seeks opportunities to hire female executives and appoint female Directors to the Board.

The Board annually reviews the diversity policy to assess the Corporation's progress on diversity at the Board level and in executive officer positions. This review will enable the Board to assess the effectiveness of the diversity policy on an ongoing basis.

Committees of the Board

Effective from July 1, 2022, all Committees are composed of a majority of independent directors, with the exception of the Special Opportunities Committee which is composed of two independent directors and two non-independent directors.

Audit Committee

Effective from July 1, 2022, the members of the Audit Committee are Jeff Swinoga (Chair), Roger Norwich and Zoya Shashkova.

The purpose of the Corporation's Audit Committee is to provide assistance to the Board in fulfilling its responsibilities with respect to matters involving the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Corporation's process for monitoring compliance with laws and regulations and the Code. A description of the Audit Committee's responsibilities, the education and experience of its members, and a copy of the Corporation's Audit Committee Charter is contained in the Corporation's Annual Information Form for the fiscal year ended December 31, 2021, a copy of which is available on the Corporation's profile on SEDAR at www.sedar.com, and is also available on the Corporation's website at www.excellonresources.com.

Based on information provided by each director, the Board has determined that all members of the Audit Committee are "financially literate" as that term is defined in NI 52-110.

Nominating & Corporate Governance Committee

Effective from July 1, 2022, the members of the NCGC are Laurie Curtis (Chair), Anna Ladd-Kruger and Roger Norwich.

The role of the NCGC is to (1) develop and monitor the effectiveness of the Corporation's system of corporate governance; (2) establish procedures for the identification of new nominees to the Board and lead the candidate selection process; (3) develop and implement orientation procedures for new directors; (4) assess the effectiveness of directors, the Board and the various committees of the Board; (5) ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board and its committees; (6) assist the Board in setting the objectives of the Chief Executive Officer and evaluating the performance of the Chief

Executive Officer; and (7) review and provide recommendations in connection with resignations pursuant to the Corporation's Majority Voting Policy.

The NCGC is responsible for reviewing proposals for new nominees to the Board and conducting such background reviews, assessments, interviews and other procedures as it believes necessary to ascertain the suitability of a particular nominee. The selection of potential nominees for review by the NCGC is generally the result of recruitment efforts by the individual Board members, including both formal and informal discussions among Board members and with the Chief Executive Officer, and are usually based upon the desire to have a specific set of skills or expertise included on the Board. The appointment of new directors (either to fill vacancies or to add additional directors as permitted by applicable corporate legislation) or the nomination for election as a director of a person not currently a director by the Shareholders at an annual general meeting is carried out by the Board, based on the recommendation of the NCGC. Prior to proceeding with the nomination for appointment or election as a director, potential nominees are advised of the expectations for the commitment of time and resources necessary to serve as an effective director of the Corporation.

The NCGC is also responsible for overseeing a periodic evaluation process to ensure that each member of the Board, the committees, the Chairperson and the other directors are assessed in light of their relevant terms of reference. Directors complete a number of evaluation questions with respect to performance of the Chief Executive Officer, the effectiveness of Board as a whole, the individual committees of the Board and individual directors, and include a self-assessment of performance. The assessments are done by way of a confidential questionnaire distributed by the Corporate Secretary. Responses are returned to the Corporate Secretary with the results tallied on an anonymous basis. Cumulative results of the evaluation are analyzed by the committee and presented to the Board, which considers the results and any recommendation of actions needed to be undertaken to the Board's processes, composition or committee structure.

The Board has reviewed the overall expertise and skills of the Board as a whole, and does not consider it necessary, at this time, to add any additional directors, as it has not identified any particular skill set or expertise that it believes is lacking from the Board (as a whole).

The NCGC has a written charter, which was adopted on October 25, 2006 (subsequently amended and restated on August 14, 2013).

Compensation Committee

Effective from July 1, 2022, the members of the Compensation Committee are Anna Ladd-Kruger (Chair), Roger Norwich and Zoya Shashkova.

The Compensation Committee's guiding philosophy is to establish executive compensation based on corporate and individual performance.

The overall purpose of the Compensation Committee is to implement and oversee human resources and compensation policies and best practices for recommendation to the Board for approval and implementation. The responsibilities of the Compensation Committee generally include: (1) recommending human resources and compensation policies to the Board for approval and thereafter implementing such policies; (2) ensuring the Corporation has programs in place to attract and develop management of the highest calibre and a process to provide for the orderly succession of management; (3) assessing and reporting to the Board on the performance of the Chief Executive Officer; (4) reviewing the compensation of the Chief Executive Officer and other officers and members of the Board and making recommendations in respect thereof to the Board; (5) administering the Stock Option Plan, DSU Plan and RSU Plan; (6) reviewing and approving any proposed amendments to the Corporation's Stock Option Plan, DSU Plan, and RSU Plan; and (7) making recommendations to the Board concerning Option, DSU and RSU grants.

The Compensation Committee has a written charter, which was adopted on October 25, 2006 (subsequently amended and restated on August 14, 2013).

Other Board Committees

Corporate Responsibility and Technical Committee

Effective from July 1, 2022, the members of the Corporate Responsibility and Technical Committee are Laurie Curtis (Chair), Craig Lindsay and Jeff Swinoga.

The Corporate Responsibility & Technical Committee is established to assist in the Board's oversight of the Corporation's risks, opportunities, responsibilities, commitments, activities and performance relating to health, safety, environmental affairs, community relations, community development, human rights, government relations and technical operational matters (collectively, "**CR**"). Specifically, the Board has delegated responsibility and accountability to the Committee for oversight of the Corporation's (i) CR strategy, objectives, performance and reputation management to ensure that privilege to operate is built, maintained and enhanced; (ii) management of CR risks; (iii) compliance with applicable current and future legal requirements associated with CR matters; (iv) development and implementation of policies, management systems and processes to ensure that the Corporation's goals, strategies, objectives, commitments and performance relating to CR matters are achieved; and (v) public reporting of CR matters and performance.

CR encompasses all of those activities through which the Corporation seeks to build its reputation as a responsible corporate citizen, promote the Excellon brand and drive business value by addressing evolving societal interests in its day-to-day activities, decision-making and business planning, and through improved operational performance.

The Committee has a written charter, which was adopted on July 28, 2017.

Special Opportunities Committee

Effective from July 1, 2022, the members of the Special Opportunities Committee are Anna Ladd-Kruger (Chair), Laurie Curtis, Craig Lindsay and Jeff Swinoga.

The Special Opportunities Committee was established by the Board to assist in fulfilling the Board's responsibilities with regard to the review, consideration and approval of certain business opportunities presented by management of the Corporation for consideration and approval by the Board, including strategic opportunities such as acquisition, sale, business combination and take-over bid transactions.

The Committee has a written mandate, which was adopted on May 3, 2017 and amended on June 26, 2020.

ADDITIONAL INFORMATION

Additional information regarding the Corporation and its business activities is available under the Corporation's profile on the SEDAR website located at www.sedar.com. The Corporation's financial information is provided in the Corporation's audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the Corporation's profile on the SEDAR website at www.sedar.com and on the Corporation's website at www.excellonresources.com. Copies of the Corporation's annual information form, consolidated financial statements and related management discussion and analysis are available upon request, free of charge to Shareholders of the Corporation, by contacting the Chief Financial Officer, at the Corporation's principal office located at 10 King Street East, Suite 200, Toronto, Ontario, Canada M5C 1C3.\

APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the directors of the Corporation.

DATED at Toronto, Ontario, this 24th day of June, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(*signed*) "André Y. Fortier"

André Y. Fortier
Chairman

SCHEDULE "A"

CHARTER OF THE BOARD OF DIRECTORS

The Board of Directors (the "**Board**") of Excellon Resources Inc. (the "**Company**") is responsible for the stewardship of the Company, oversight of the management of the business and affairs of the Company, acting in the best interest of the Company, and performing such duties and approving certain matters as may be required by applicable legislation and regulations.

The Board will conduct the procedures and manage the duties and responsibilities set out below, either directly or through committees of the Board. The Board has established the following standing committees to assist the Board in discharging its responsibilities: the Audit Committee, the Nominating & Corporate Governance Committee, the Compensation Committee, the Corporate Responsibility & Technical Committee and the Special Opportunities Committee. Special committees will be established from time to time to assist the Board in connection with specific matters. The Board discharges its responsibility by delegating the day to day management of the Company to senior officers. The Board relies on senior officers to keep it appraised of all significant developments affecting the Company and its operations through its Chairperson.

DUTIES AND RESPONSIBILITIES

The Board's duties and responsibilities shall include:

- To the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers of the Company, and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the Company;
- The adoption of a strategic planning process and approval, on an annual basis, of a strategic plan for the Company developed and proposed by management which takes into account, among other things, the opportunities and risks of the business;
- The identification of principal risks of the Company's business and implementation of appropriate systems to manage such risks;
- Ensuring that appropriate succession planning for executive officers of the Company and members of the Board is in place including appointing and monitoring senior management;
- The adoption of a communication/disclosure policy for the Company to address the accuracy and timing of disclosure of material information;
- Ensuring the integrity of the Company's internal control and management information system;
- Review of the Company's corporate governance, including the development of corporate policies, principles and guidelines that are specifically applicable to the Company;
- The adoption of a written code of business conduct and ethics applicable to directors, officers and employees of the Company designed to promote integrity, to deter wrongdoing, and monitoring compliance with the Company's code.

Responsibilities of the Chair of the Board include but are not limited to:

- Providing leadership to the Board with respect to its functions as described in this Charter;
- Chairing meetings of the Board, including in camera sessions, unless not present;
- Ensuring that the Board meets on a regular basis and at least quarterly;
- Establishing a calendar for holding meetings of the Board;

- In conjunction with the CEO, establishing the agenda for each meeting of the Board, with input from other Board members and any other parties as applicable;
- Ensuring that Board materials are available to any director on request;
- Fostering ethical and responsible decision making by the Board and its individual members;
- Ensuring that resources and expertise are available to the Board so that it may conduct its work effectively and efficiently;
- Facilitating effective communication between members of the Board and management; and
- Attending each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair.

COMPOSITION OF THE BOARD

The directors of the Company shall be elected at each annual meeting of the shareholders of the Company and shall serve until the next annual meeting of shareholders or until their successors are elected.

A majority of the Board shall be "independent" within the meaning of applicable securities laws, rules, policies, regulations, guidelines and instruments and by any stock exchanges on which the Company's securities are listed. If the Chairman of the Board is not an independent director, an independent director may be appointed to act as lead director (the "**Lead Director**"), to act whenever leadership of a meeting, discussions among directors, or vote by independent directors should not have the leadership or presence of a non-independent Chairman. The Lead Director will act as the effective leader of the Board and ensure that the Board's agenda will enable it to successfully carry out its duties.

There shall be a reasonable number of directors who are financially literate. Financial literacy being the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Nominees for membership on the Board will be recommended to the Board by the Nominating and Corporate Governance Committee. The Board will recommend the nominees to the shareholders for election at the annual meeting. In selecting nominees as new directors, the Nominating and Corporate Governance Committee shall consider the competencies and skills the Board as a whole should possess, the competencies and skills of existing directors and of proposed nominees, and the needs of the Company.

The Board shall conduct annual assessments to evaluate the effectiveness of the Board, its Committees, and the contributions of individual directors.

The Board shall annually review and assess the adequacy of its mandate and shall consider such amendments to this mandate as the Nominating and Corporate Governance Committee shall recommend, and make such amendments to this mandate as it considers necessary and appropriate.

Directors are entitled to receive reasonable directors' fees and other compensation for their services as directors and committee members, as may be determined from time to time by the Board with input from the Compensation Committee, as well as reimbursement of expenses incurred on Company business or in attending Board or committee meetings.

Directors may serve on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Company in advance of accepting an invitation to serve on the board of another public company.

MEETINGS AND AGENDA

The Board shall meet as many times per year as it deems necessary or appropriate to carry out its responsibilities effectively, but in no event shall the Board meet less than four times per year. Meetings of the Board shall be conducted in accordance with the Company's articles or by-laws. Prior to the end of each year, the Chief Executive Officer will propose a schedule of Board meetings for the following calendar year for attendance by the Board.

The Chairman or Lead Director, if any, and the Chief Executive Officer shall develop the agenda for each regularly scheduled Board meeting. Any director may propose the inclusion of items on the agenda, and may raise at any meeting other matters that they consider worthy of discussion. Materials for discussion will be distributed sufficiently in advance of the meeting to provide the directors with a reasonable opportunity for review.

Directors should make all reasonable efforts to attend meetings of the Board and of all Board committees upon which they serve, to review the materials that are distributed in advance to prepare for those meetings, and be prepared to discuss such materials and actively participate in the meetings.

The Board may invite any of the Company's officers, employees, advisors or consultants or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

Directors shall have unrestricted access to management and employees of the Company. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors without consulting or obtaining the approval of any officer of the Company. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

The independent members of the Board will hold regularly scheduled meetings at which non-independent directors and members of management of the Company are not in attendance.

COMMITTEES OF THE BOARD

The Audit Committee, Compensation Committee, Nomination and Corporate Governance Committee, Corporate Responsibility & Technical Committee and Special Opportunities Committee shall be fully independent. The Board shall adopt mandates for each Committee of the Board. At least annually, each mandate shall be reviewed by the Nominating and Corporate Governance Committee and any suggested amendments shall be brought to the Board for consideration and approval. The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee's mandate. As required by applicable law, by applicable committee mandate, or as the Board may consider advisable, the Board shall consider for approval the specific matters delegated for review to Board committees.

With the assistance of the Audit Committee, the Board shall, among other things:

- review and approve the Company's interim and annual financial statements, managements' discussion and analysis, and associated news releases;
- review the audit report prepared by the Company's external auditor and any other matters related to the financial statements that are brought forward by the external auditors;
- review the factors identified by management as factors that may affect future financial results;
- identify and assess risks that could have a material impact on the Company's business and ensure the implementation of proper systems to monitor and manage such risks and identify material changes to the Company's risk profile; and

- review and approve the Company's financial objectives, plans and actions, including significant capital allocations and expenditures.

With the assistance of the Nominating and Corporate Governance Committee, the Board shall, among other things:

- develop the Company's approach to corporate governance, review corporate governance issues, and review and approve the disclosure of corporate governance practices;
- maintain a succession plan for the Company and ensure that the Board and management have the appropriate skills and experience required to succeed in their positions;
- review the effectiveness, size and composition of the Board, taking into consideration the strategic direction of the Company and the current strengths, competence, skills and experience of Board members and directors whose term of office is expiring;
- ensure that new directors receive orientation to understand fully the nature and operation of the Company's business, the role of the Board and its committees, as well as the contribution individuals directors are expected to make;
- provide opportunities for all directors so that individuals may maintain or enhance their skills and abilities and directors, as well as advance their knowledge and understanding of the Company's current business; and, if required, develop position descriptions for the Chairman and, if applicable, the Lead Director, the Chair of each Board committee, and the Chief Executive Officer.

With the assistance of the Compensation Committee, the Board shall, among other things:

- review and approve the corporate goals and objectives of the Chief Executive Officer, evaluate the Chief Executive Officer's performance in light of those corporate goals and objectives, and determine the Chief Executive Officer's compensation level based on this evaluation;
- periodically review the Company's management structure and the Chief Executive Officer's proposals for changes to that structure including any recommendations of officer appointments or terminations;
- review and approve the annual compensation of all other executive officers of the Company, as recommended by the Chief Executive Officer, based on the achievement of individual and corporate goals and objectives developed for the performance of the Company and management;
- review and approve the compensation of the directors and committee members;
- ensure that remuneration packages for all executive officers and directors have the overriding purpose of motivating and retaining qualified individuals; reflect the requirements of the marketplace to attract and retain the skills and abilities required; enhance long-term shareholder value, and involve a balance between fixed and incentive compensation that properly reflects individual performance relative to the short and long-term performance objectives appropriate to the Company's circumstances and goals;
- review and administer the Company's equity compensation plans to ensure that such plans are reasonable and provide appropriate incentives to directors, officers, employees and consultants;
- review and approve any recommended stock option grants and/or share issuances under the Company's equity-based compensation plans to directors, officers, employees and consultants of the Company and its subsidiaries, as appropriate;
- encourage Board members to own an appropriate number of Company shares; and
- review and approve the disclosure of executive compensation prior to release of any data.

With the assistance of the Corporate Responsibility & Technical Committee, the Board shall, among other things, provide oversight over:

- corporate responsibility ("CR") strategy, objectives, performance and reputation management to ensure that privilege to operate is built, maintained and enhanced;
- management of CR risks;
- compliance with applicable current and future legal and regulatory requirements associated with CR matters; and
- development and implementation of policies, management systems and processes to ensure that the Corporation's goals, strategies, objectives, commitments and performance relating to CR matters are achieved.

With the assistance of the Special Opportunities Committee, the Board shall, among other things, provide oversight over the review, consideration and approval of certain business opportunities presented by management of the Corporation for consideration and approval by the Board, including strategic opportunities such as acquisition, sale, business combination and take-over bid transactions.

Board/Committee Communication

To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting following the committee's meeting. Minutes of committee meetings are made available to all directors and are filed with the Corporate Secretary.

GENERAL

Directors are expected to comply with all of the Company's governance policies, procedures and guidelines, including but not limited to, the Code of Business Conduct and Ethics, Board and Board Committee charters and mandates and corporate policies, including the Disclosure Policy and the Share Trading Policy among others, and are expected to sign a certificate of compliance annually confirming their continued understanding and compliance with such policies, procedures and guidelines.

The Board, in conjunction with the Chief Executive Officer, shall review measures for receiving information from the Company's shareholders. The Board shall, on a periodic basis and with the assistance of the officers involved in investor relations, monitor and review information provided by the Company's shareholders.

At least annually, the Board shall review and assess the adequacy of its mandate to ensure compliance with any rules of regulations of any regulatory body and approve any modifications to its mandate as are considered advisable.

Amended and restated by the Board of Directors on March 21, 2018

SCHEDULE "B"

PROPOSED SHARE INCENTIVE PLAN

EXCELLON RESOURCES INC.

SHARE INCENTIVE PLAN

TABLE OF CONTENTS

EXCELLON RESOURCES INC. SHARE INCENTIVE PLAN

Excellon Resources Inc. (the "**Corporation**") hereby establishes a share incentive plan for certain qualified directors, executive officers, employees or Consultants (as defined herein) of the Corporation or any of its Subsidiaries (as defined herein).

ARTICLE 1
INTERPRETATION

1.1 Definitions

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

"**Account**" means a notional account maintained for each Participant on the books of the Corporation which will be credited with Share Units or DSUs, as applicable, in accordance with the terms of this Plan;

"**Associate**", where used to indicate a relationship with a Participant, means (i) any domestic partner of that Participant and (ii) the spouse of that Participant and that Participant's children, as well as that Participant's relatives and that Participant's spouse's relatives, if they share that Participant's residence;

"**Award**" means any of an Option, Share Unit or DSU granted pursuant to, or otherwise governed by, the Plan;

"**Blackout Period**" means the period during which Participants cannot trade securities of the Corporation pursuant to the Corporation's policy respecting restrictions on trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Corporation or in respect of an insider, that insider, is subject);

"**Blackout Period Expiry Date**" means the date on which a Blackout Period expires;

"**Board**" has the meaning ascribed thereto in Section 2.2(1) hereof;

"**Business Day**" means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Toronto, Ontario for the transaction of banking business;

"**Canadian Participant**" means a Participant who is a resident of Canada and/or who is granted an Award in respect of, or by virtue of, employment services rendered in Canada, provided that, for greater certainty, a Participant may be both a Canadian Participant and a U.S. Taxpayer;

"**Cashless Exercise Right**" has the meaning ascribed thereto in Section 3.6(3) hereof;

"**Cause**" has the meaning ascribed thereto in Section 6.2(1) hereof;

"**Change of Control**" means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(a) any transaction (other than a transaction described in clause (c) below) pursuant to which any Person or group of Persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation's then issued and outstanding securities

entitled to vote in the election of directors of the Corporation, other than any such acquisition that occurs upon the exercise or settlement of options or other securities granted by the Corporation under any of the Corporation's equity incentive plans;

(b) there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Corporation and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Corporation immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation, merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such transaction;

(c) the sale, lease, exchange, license or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Corporation or any of its Subsidiaries which have an aggregate book value greater than 50% of the book value of the assets, rights and properties of the Corporation and its Subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned Subsidiary of the Corporation in the course of a reorganization of the assets of the Corporation and its wholly-owned Subsidiaries;

(d) the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets of the Corporation or wind up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re-arrangement); or

(e) individuals who, immediately prior to a particular time, are members of the Board (the "**Incumbent Board**") cease for any reason to constitute at least a majority of the members of the Board immediately following such time; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board;

"**Code**" means the United States *Internal Revenue Code of 1986*, as amended;

"**Code Section 409A**" means Section 409A of the Code and applicable regulations and guidance issued thereunder;

"**Consultant**" means a natural person, other than an employee, executive officer or director of the Corporation or a Subsidiary, who provides ongoing *bona fide* services to the Corporation (not in connection with the offer or sale of securities in a capital-raising transaction), and who does not directly or indirectly promote or maintain a market for the Corporation's securities;

"**Consulting Agreement**" means any written consulting agreement between the Corporation or a Subsidiary and a Participant who is a Consultant;

"**Corporation**" means Excellon Resources Inc., a corporation existing under the *Business Corporations Act* (Ontario);

"**Designated Broker**" means a broker who is independent (pursuant to the rules and policies of the TSX) of, and deals at arm's length with, the Corporation and its Subsidiaries and is designated by the Corporation or its Subsidiaries;

"**Dividend Equivalent**" means additional Share Units credited to a Participant's Account as a dividend equivalent pursuant to Section 4.7;

"**DSU**" has the meaning ascribed thereto in Section 5.1 hereof;

"**DSU Agreement**" means a written agreement between the Corporation and a Participant evidencing the grant of DSUs and the terms and conditions thereof, a form of which is attached hereto as Exhibit "D";

"**DSU Redemption Date**" means, with respect to a particular DSU, the date on which such DSU is redeemed in accordance with the provisions of this Plan;

"**Eligibility Date**" the effective date on which a Participant becomes eligible to receive long-term disability benefits (provided that, for greater certainty, such effective date shall be confirmed in writing to the Corporation by the insurance company providing such long-term disability benefits);

"**Eligible Participant**" means: (i) in respect of a grant of Options or Share Units, any director, executive officer, employee or Consultant of the Corporation or any of its Subsidiaries, and (ii) in respect of a grant of DSUs, any Non-Employee Director;

"**Employment Agreement**" means, with respect to any Participant, any written employment agreement between the Corporation or a Subsidiary and such Participant;

"**Exercise Notice**" means a notice in writing signed by a Participant and stating the Participant's intention to exercise a particular Option, if applicable;

"**Grant Agreement**" means an agreement evidencing the grant to a Participant of an Award, including an Option Agreement, a Share Unit Agreement, a DSU Agreement, an Employment Agreement or a Consulting Agreement;

"**Insider**" means a "reporting insider" as defined in National Instrument 55-104 – *Insider Reporting Requirements and Exemptions* and includes Associates and affiliates (as such term is defined in Part 1 of the TSX Company Manual) of such "reporting insider";

"**ITA**" means the *Income ITA* (Canada), as amended from time to time;

"**ITA Regulations**" means the regulations promulgated under the ITA, as amended from time to time;

"**Market Value of a Share**" means, with respect to any particular date as of which the Market Value of a Share is required to be determined, (i) if the Shares are then listed on the TSX, the closing price of the Shares on the TSX on the last trading day prior to such particular date; (ii) if the Shares are not then listed on the TSX, the closing price of the Shares on any other stock exchange on which the Shares are then listed

(and, if more than one, then using the exchange on which a majority of trading in the Shares occurs) on the last trading day prior to the such particular date; or (iii) if the Shares are not then listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith, and such determination shall be conclusive and binding on all Persons;

"**Non-Employee Director**" means a member of the Board who is not otherwise an employee or executive officer of the Corporation or a Subsidiary;

"**Option**" means an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price;

"**Option Agreement**" means a written agreement between the Corporation and a Participant evidencing the grant of Options and the terms and conditions thereof, a form of which is attached hereto as Exhibit "A";

"**Option Price**" has the meaning ascribed thereto in Section 3.2 hereof;

"**Option Term**" has the meaning ascribed thereto in Section 3.4 hereof;

"**Outstanding Issue**" means the number of Shares that are outstanding as at a specified time, on a non-diluted basis;

"**Participant**" means any Eligible Participant that is granted one or more Awards under the Plan;

"**Performance Criteria**" means specified criteria, other than the mere continuation of employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Option or Share Unit.

"**Performance Period**" means the period determined by the Board at the time any Option or Share Unit is granted or at any time thereafter during which any Performance Criteria and any other vesting conditions specified by the Board with respect to such Options or Share Unit are to be measured;

"**Person**" means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

"**Plan**" means this Excellon Resources Inc. Share Incentive Plan, including the exhibits hereto and any amendments or supplements hereto made after the effective date hereof;

"**Redemption Date**" has the meaning ascribed thereto in Section 4.5(1) hereof;

"**Restriction Period**" means, with respect to a particular grant of Share Units, the period between the date of grant of such Share Units and the latest Vesting Date in respect of any portion of such Share Units;

"**SEC**" has the meaning ascribed thereto in Section 8.4(5) hereof;

"**Separation from Service**" has the meaning ascribed to it under Code Section 409A;

"**Shares**" means the common shares in the share capital of the Corporation;

"**Share Compensation Arrangement**" means any stock option, stock option plan, employee stock purchase plan, long-term incentive plan or other compensation or incentive mechanism involving the issuance or potential issuance of Shares from treasury, including a share purchase from treasury by a full-

time employee, director, officer, Insider, or Consultant which is financially assisted by the Corporation or a Subsidiary by way of a loan, guarantee or otherwise;

"**Share Unit**" means a right awarded to a Participant to receive a payment as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

"**Share Unit Agreement**" means a written agreement between the Corporation and a Participant evidencing the grant of Share Units and the terms and conditions thereof, a form of which is attached hereto as Exhibit "C";

"**Share Unit Outside Expiry Date**" has the meaning ascribed thereto in Section 4.5(4) hereof.

"**Stock Exchange**" means the TSX or, if the Shares are not listed or posted for trading on the TSX at a particular date, any other stock exchange on which the majority of the trading volume and value of the Shares are listed or posted for trading;

"**Subsidiary**" means a corporation, company or partnership that is controlled, directly or indirectly, by the Corporation;

"**Termination Date**" means (i) in the event of a Participant's resignation, the date on which such Participant ceases to be a director, executive officer, employee or Consultant of the Corporation or one of its Subsidiaries, (ii) in the event of the termination of the Participant's employment, or position as director, executive or officer of the Corporation or a Subsidiary, or Consultant, the effective date of the termination as specified in the notice of termination provided to the Participant by the Corporation or the Subsidiary, as the case may be, and (iii) in the event of a Participant's death, on the date of death, provided that, in applying the provisions of this Plan to DSUs granted to a Canadian Participant, the "Termination Date" shall be the date on which the Participant is neither a director, employee, executive or officer of the Corporation or of any affiliate of the Corporation (where "affiliate" has the meaning ascribed thereto by the Canada Revenue Agency for the purposes of paragraph 6801(d) of the ITA Regulations);

"**Termination of Service**" means that a Participant has ceased to be an Eligible Participant;

"**TSX**" means the Toronto Stock Exchange;

"**U.S.**" means the United States of America;

"**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended;

"**U.S. Share Unit Outside Expiry Date**" has the meaning ascribed thereto in Section 4.1 hereof;

"**U.S. Taxpayer**" means a Participant who is a U.S. citizen, a U.S. permanent resident or other person who is subject to taxation on their income or in respect of Awards under the Code, provided that, for greater certainty, a Participant may be both a Canadian Participant and a U.S. Taxpayer; and

"**Vesting Date**" has the meaning ascribed thereto in Section 4.4 hereof.

1.2 Interpretation

(1) Whenever the Board is to exercise discretion or authority in the administration of the terms and conditions of this Plan, the term "discretion" or "authority" means the sole and absolute discretion of the Board.

(2) The provision of a table of contents, the division of this Plan into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the interpretation of this Plan.

(3) In this Plan, words importing the singular shall include the plural, and vice versa and words importing any gender include any other gender.

(4) The words "including", "includes" and "include" and any derivatives of such words mean "including (or includes or include) without limitation". As used herein, the expressions "Article", "Section" and other subdivision followed by a number, mean and refer to the specified Article, Section or other subdivision of this Plan, respectively.

(5) Unless otherwise specified in the Participant's Grant Agreement, all references to money amounts are to Canadian currency, and where any amount is required to be converted to or from a currency other than Canadian currency, such conversion shall be based on the exchange rate quoted by the Bank of Canada on the particular date.

(6) For purposes of this Plan, the legal representatives of a Participant shall only include the legal representative of the Participant's estate or will.

(7) If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan, then the first day of the period is not counted, but the day of its expiry is counted.

ARTICLE 2
PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

2.1 Purpose of the Plan

The purpose of the Plan is to permit the Corporation to grant Awards to Eligible Participants, subject to certain conditions as hereinafter set forth, for the following purposes:

(a) to increase the interest in the Corporation's welfare of those Eligible Participants, who share responsibility for the management, growth and protection of the business of the Corporation or a Subsidiary;

(b) to provide an incentive to such Eligible Participants to continue their services for the Corporation or a Subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Corporation or a Subsidiary are necessary or essential to its success, image, reputation or activities;

(c) to reward Participants for their performance of services while working for the Corporation or a Subsidiary; and

(d) to provide a means through which the Corporation or a Subsidiary may attract and retain able Persons to enter its employment or service.

2.2 Implementation and Administration of the Plan

(1) The Plan shall be administered and interpreted by the board of directors of the Corporation (the "**Board**") or, if the Board by resolution so decides, by a committee or plan administrator appointed

by the Board. If such committee or plan administrator is appointed for this purpose, all references to the "Board" herein will be deemed references to such committee or plan administrator. Nothing contained herein shall prevent the Board from adopting other or additional Share Compensation Arrangements or other compensation arrangements, subject to any required approval.

(2) Subject to Article 7 and any applicable rules of a Stock Exchange, the Board may, from time to time, as it may deem expedient, adopt, amend and rescind rules and regulations or vary the terms of this Plan and/or any Award hereunder for carrying out the provisions and purposes of the Plan and/or to address tax or other requirements of any applicable jurisdiction.

(3) Subject to the provisions of this Plan, the Board is authorized, in its sole discretion, to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration and operations of the Plan as it may deem necessary or advisable. The Board may delegate to officers or managers of the Corporation, or committees thereof, the authority, subject to such terms as the Board shall determine, to perform such functions, in whole or in part. Any such delegation by the Board may be revoked at any time at the Board's sole discretion. The interpretation, administration, construction and application of the Plan and any provisions hereof made by the Board, or by any officer, manager, committee or any other Person to which the Board delegated authority to perform such functions, shall be final and binding on the Corporation, its Subsidiaries and all Eligible Participants.

(4) No member of the Board or any Person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Award granted hereunder. Members of the Board or and any person acting at the direction or on behalf of the Board, shall, to the extent permitted by law, be fully indemnified and protected by the Corporation with respect to any such action or determination.

(5) The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issuance of any Shares or any other securities in the capital of the Corporation. For greater clarity, the Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, repurchasing Shares or varying or amending its share capital or corporate structure.

2.3 Participation in this Plan

(1) The Corporation makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting any Participant resulting from the grant of an Award, the exercise of an Option or transactions in the Shares or otherwise in respect of participation under the Plan. Neither the Corporation, nor any of its directors, officers, employees, shareholders or agents shall be liable for anything done or omitted to be done by such Person or any other Person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Corporation and its Subsidiaries do not assume and shall not have responsibility for the income or other tax consequences resulting to any Participant and each Participant is advised to consult with his or her own tax advisors.

(2) Participants (and their legal representatives) shall have no legal or equitable right, claim, or interest in any specific property or asset of the Corporation or any of its Subsidiaries. No asset of the Corporation or any of its Subsidiaries shall be held in any way as collateral security for the fulfillment of the obligations of the Corporation or any of its Subsidiaries under this Plan. Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation.

(3) Unless otherwise determined by the Board, the Corporation shall not offer financial assistance to any Participant in regards to the exercise of any Award granted under this Plan.

2.4 Shares Subject to the Plan

(1) Subject to adjustment pursuant to Article 7 hereof, the securities that may be acquired by Participants pursuant to Awards under this Plan shall consist of authorized but unissued Shares, provided that in the case of Share Units the Corporation (or applicable Subsidiary) may, at its sole discretion, elect to settle such Share Units in Shares acquired in the open market by a Designated Broker for the benefit of a Participant.

(2) The maximum number of Shares reserved for issuance, in the aggregate, under this Plan shall be equal to 10% of the Outstanding Issue, less any Shares underlying securities granted under any other Share Compensation Arrangement of the Corporation, if any. For the purposes of calculating the number of Shares reserved for issuance under this Plan, (i) each Option shall be counted as reserving one Share under the Plan, and (ii) notwithstanding that the settlement of any Share Unit or DSU in Shares shall be at the sole discretion of the Corporation as provided herein, for purposes of the foregoing each Share Unit and each DSU shall, in each case, be counted as reserving one Share under the Plan. The Plan is considered to be an "evergreen" plan as Shares of the Corporation covered by Awards which have been settled will be available for subsequent grant under the Plan, and the number of Awards that may be granted under the Plan increases if the total number of issued and outstanding Shares of the Corporation increases.

(3) No Award may be granted if such grant would have the effect of causing the total number of Shares reserved for issuance under this Plan to exceed the maximum number of Shares reserved for issuance under this Plan as set out above.

(4) If (i) an outstanding Award (or portion thereof) expires or is forfeited, surrendered, cancelled or otherwise terminated for any reason without having been exercised, (ii) an outstanding Award (or portion thereof) is settled in cash, or (iii) Shares acquired pursuant to an Award subject to forfeiture are forfeited, then in each such case the Shares reserved for issuance in respect of such Award (or portion thereof) will again be available for issuance under the Plan.

2.5 Limits with Respect to Insiders, Individual Limits, Annual Grant Limits and Non-Employee Director Limits

(1) The maximum number of the Corporation's securities issuable to Insiders, at any time under the Plan, or when combined with all of the Corporation's other Share Compensation Arrangement, cannot exceed ten percent (10%) of the Corporation's total issued and outstanding securities.

(2) The maximum number of the Corporation's securities issued to Insiders, within any one-year period, under the Plan, or when combined with all of the Corporation's other Share Compensation

Arrangement, cannot exceed ten percent (10%) of the Corporation's total issued and outstanding securities.

(3) Any Award granted pursuant to the Plan, or securities issued under any other Share Compensation Arrangement, prior to a Participant becoming an Insider, shall be excluded from the purposes of the limits set out in Section 2.5(1) and Section 2.5(2).

(4) The Board may make Awards to Non-Employee Directors under the Plan provided that:

(a) the annual grant of Awards under this Plan to any one Non-Employee Director shall not exceed $150,000 in value (based on a Black-Scholes calculation or such other similar and acceptable methodology, applied consistently and appropriately as determined by the Board), of which no more than $100,000 may comprise Options; and

(b) the maximum number of Shares that may be made issuable pursuant to Awards made to all Non-Employee Directors within any one-year period shall not exceed 1% of the Outstanding Issue (as of the commencement of such one-year period).

Any Award (i) granted pursuant to the Plan, or securities issued under any other Share Compensation Arrangement, prior to a Participant becoming an Insider or (ii) granted as (A) one-time initial grants made to a new Non-Employee Director upon joining the Board or (B) taken in lieu of any cash fee or retainer payable for serving as a director of the Corporation, shall be excluded from the purposes of the limits set out in this Section 2.5(4) of this Plan.

2.6 Granting of Awards

Any Award granted under or otherwise governed by the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares upon any stock exchange or under any law or regulation of any jurisdiction, or the consent or approval of any stock exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or settlement of such Award or the exercise of any Option or the issuance or purchase of Shares thereunder, as applicable, such Award may not be granted, settled or exercised, as applicable, in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

ARTICLE 3
OPTIONS

3.1 Nature of Options

An Option is an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the provisions hereof. For greater certainty, the Corporation is obligated to issue and deliver the designated number of Shares on the exercise of an Option and shall have no independent discretion to settle an Option in cash or other property other than Shares issued from treasury. For the avoidance of doubt, no Dividend Equivalents shall be granted in connection with an Option.

3.2 Option Awards

Subject to the provisions set forth in this Plan and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) fix the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) in accordance with Section 3.3, determine the price per Share to be payable upon the exercise of each such Option (the "**Option Price**") and the relevant vesting provisions (including Performance Criteria, if applicable) and the Option Term, the whole subject to the terms and conditions prescribed in this Plan or in any Option Agreement, and any applicable rules of a Stock Exchange.

3.3 Option Price

The Option Price in respect of any Option shall be determined and approved by the Board when such Option is granted, but shall not be less than the Market Value of a Share as of the date of the grant.

3.4 Option Term

The Board shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, which shall not be more than ten (10) years from the date the Option is granted ("**Option Term**"). Unless otherwise determined by the Board, all unexercised Options shall be cancelled, without any compensation, at the expiry of such Options. Notwithstanding the expiration provisions hereof, if the date on which an Option Term expires falls within a Blackout Period or within nine Business Days after a Blackout Period Expiry Date, the expiration date of the Option will be the date that is ten Business Days after the Blackout Period Expiry Date. Notwithstanding anything else herein contained, the ten Business Day period referred to in this section may not be further extended by the Board.

3.5 Exercise of Options

Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board, at the time of granting the particular Option, may determine in its sole discretion. For greater certainty, any exercise of Options by a Participant shall be made in compliance with the Corporation's insider trading policy.

3.6 Method of Exercise and Payment of Purchase Price

(1) Subject to the provisions of the Plan, an Option granted under the Plan shall be exercisable (from time to time as provided in Section 3.5 hereof) by the Participant (or by the legal representative of the Participant) by delivering a fully completed Exercise Notice, a form of which is attached hereto as Exhibit "B", to the Corporation at its registered office to the attention of the Chief Financial Officer of the Corporation (or the individual that the Chief Financial Officer of the Corporation may from time to time designate) or by giving notice in such other manner as the Corporation may from time to time designate, which notice shall specify the number of Shares in respect of which the Option is being exercised and shall be accompanied by payment, in full, of (i) the Option Price multiplied by the number of Shares specified in such notice, and (ii) such amount in respect of withholding taxes as the Corporation may require under Section 8.2. Such payment shall be in the form of cash, certified cheque, bank draft or any other form of payment deemed acceptable by the Board.

(2) Upon exercise of an Option, the Corporation shall, as soon as practicable after such exercise and receipt of all payments required to be made by the Participant to the Corporation in connection with such exercise, but no later than ten (10) Business Days following such exercise and payment, forthwith cause the transfer agent and registrar of the Shares either to:

(a) deliver to the Participant (or to the legal representative of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the legal representative of the Participant) shall have then paid for and as are specified in such Exercise Notice; or

(b) in the case of Shares issued in uncertificated form, cause the issuance of the aggregate number of Shares as the Participant (or the legal representative of the Participant) shall have then paid for and as are specified in such Exercise Notice, which Shares shall be evidenced by a book position on the register of the shareholders of the Corporation to be maintained by the transfer agent and registrar of the Shares.

(3) The Board may, at any time and on such terms as it may in its discretion determine, grant to a Participant who is entitled to exercise an Option the alternative right (the "**Cashless Exercise Right**") to deal with such Option on a "cashless exercise" basis. Without limitation, the Board may determine in its discretion that such Cashless Exercise Right, if any, granted to a Participant in respect of any Options entitles the Participant the right to surrender such Options, in whole or in part, to the Corporation upon giving notice in writing to the Corporation of the Participant's intention to exercise such Cashless Exercise Right and the number of Options in respect of which such Cashless Exercise Right is being exercised, and, upon such surrender, to receive, as consideration for the surrender of such Options as are specified in the notice, that number of Shares, disregarding fractions, equal to the quotient obtained by:

(a) subtracting the applicable Option Price from the Market Value of a Share (determined as of the date such notice of cashless exercise is received by the Corporation), and multiplying the remainder by the number of Options specified in such notice;

(b) subtracting from the amount obtained under Section 3.6(3)(a) the amount of any applicable withholding taxes as determined by the Corporation in its sole discretion; and

(c) dividing the net amount obtained under subsection 3.6(3)(b) by the Market Value of a Share determined as of the date such notice of cashless exercise is received by the Corporation.

3.7 Option Agreements

Options shall be evidenced by an Option Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine with reference to the form attached as Exhibit "A". The Option Agreement shall contain such terms that may be considered necessary in order that the Option will comply with any provisions respecting options in the income tax (including, in respect of Canadian Participants, such terms and conditions so as to ensure that the Option shall be continuously governed by section 7 of the ITA) or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or provide services in or the rules of any regulatory body having jurisdiction over the Corporation.

ARTICLE 4
RESTRICTED AND PERFORMANCE SHARE UNITS

4.1 Nature of Share Units

A Share Unit is an Award in the nature of a bonus for services rendered in the year of grant, that, upon settlement, entitles the recipient Participant to receive a cash payment equal to the Market Value of a Share (or, at the sole discretion of the Corporation, a Share), and subject to such restrictions and conditions on vesting as the Board may determine at the time of grant, unless such Share Unit expires prior to being settled. Restrictions and conditions on vesting conditions may, without limitation, be based on the passage of time during continued employment or other service relationship (sometimes referred to as a "Restricted Share Unit") the achievement of specified Performance Criteria (sometimes referred to as a "Performance Share Unit"), or both. Unless otherwise provided in the applicable Share Unit Agreement, it is intended Share Units awarded to U.S. Taxpayers will be exempt from Code Section 409A under U.S. Treasury Regulation section 1.409A-1(b)(4), and accordingly such Share Units will be settled/redeemed by March 15th of the year following the year in which such Share Units are not, or are no longer, subject to a substantial risk of forfeiture (as such term is interpreted under Code Section 409A). For greater certainty, upon the satisfaction or waiver or deemed satisfaction of all Performance Criteria and other vesting conditions, the Share Units of U.S. Taxpayers will no longer be subject to a substantial risk of forfeiture, and will be settled/redeemed by March 15th of the following year (the "**U.S. Share Unit Outside Expiry Date**"). It is intended that, in respect of Share Units granted to Canadian Participants as a bonus for services rendered in the year of grant, neither the Plan nor any Share Units granted hereunder will constitute a "salary deferral arrangement" as defined in subsection 248(1) of the ITA, by reason of the exemption in paragraph (k) thereof. All Share Units granted hereunder shall be in addition to, and not in substitution for or in lieu of, ordinary salary and wages received or receivable by any Canadian Participant in respect of his or her services to the Corporation or a Subsidiary, as applicable.

4.2 Share Unit Awards

(1) The Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive Share Units under the Plan, (ii) fix the number of Share Units, if any, to be granted to each Eligible Participant and the date or dates on which such Share Units shall be granted, (iii) determine the relevant conditions, vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and Restriction Period of such Share Units, and (iv) any other terms and conditions applicable to the granted Share Units, which need not be identical and which, without limitation, may include non-competition provisions, subject to the terms and conditions prescribed in this Plan and in any Share Unit Agreement.

(2) Subject to the vesting and other conditions and provisions in this Plan and in the applicable Share Unit Agreement, each Share Unit awarded to a Participant shall entitle the Participant to receive, on settlement, a cash payment equal to the Market Value of a Share, or at the discretion of the Corporation (or applicable Subsidiary), one Share or any combination of cash and Shares as the Corporation (or applicable Subsidiary) in its sole discretion may determine, in each case less any applicable withholding taxes. For greater certainty, no Participant shall have any right to demand to be paid in, or receive, Shares in respect of any Share Unit, and, notwithstanding any discretion exercised by the Corporation (or applicable Subsidiary) to settle any Share Unit, or portion thereof, in the form of Shares, the Corporation (and each Subsidiary) reserves the right to change such form of payment at any time until payment is actually made.

4.3 Share Unit Agreements

(1) The grant of a Share Unit by the Board shall be evidenced by a Share Unit Agreement in such form not inconsistent with the Plan as the Board may from time to time determine with reference to the form attached as Exhibit "C". Such Share Unit Agreement shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) which are not inconsistent with this Plan and which the Board deems appropriate for inclusion in a Share Unit Agreement. The provisions of the various Share Unit Agreements issued under this Plan need not be identical.

(2) The Share Unit Agreement shall contain such terms that the Corporation considers necessary in order that the Share Unit will comply with Code Section 409A and any provisions respecting restricted share units in the income tax laws (including, in respect of Canadian Participants, such terms and conditions so as to ensure that the Share Units shall not constitute a "salary deferral arrangement" as defined in subsection 248(1) of the ITA, by reason of the exemption in paragraph (k) thereof) or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or provide services in or the rules of any regulatory body having jurisdiction over the Corporation.

4.4 Vesting of Share Units

The Board shall have sole discretion to (i) determine if any vesting conditions with respect to a Share Unit, including any Performance Criteria or other vesting conditions contained in the applicable Share Unit Agreement, have been met, (ii) waive the vesting conditions applicable to Share Units (or deem them to be satisfied), and (iii) extend the Restriction Period with respect to any grant of Share Units, provided that (A) any such extension shall not result in the Restriction Period for such Shares Units extending beyond the Share Unit Outside Expiry Date, and (B) with respect to any grant of Share Units to a U.S. Taxpayer, such extension constitutes a substantial risk of forfeiture and such Share Units will continue to be exempt from (or otherwise comply with) Code Section 409A. The Corporation shall communicate to a Participant, as soon as reasonably practicable, the date on which all such applicable vesting conditions in respect of a grant of Share Units to the Participant have been satisfied, waived, or deemed satisfied and such Share Units have vested (the "**Vesting Date**"). Notwithstanding the foregoing, if the date on which any Share Units would otherwise vest falls within a Blackout Period or within nine Business Days after a Blackout Period Expiry Date, the Vesting Date of such Share Units will be deemed to be the date that is the earlier of (i) ten Business Days after the Blackout Period Expiry Date (which ten Business Day period may not be further extended by the Board) and (ii) the Share Unit Outside Expiry Date in respect of such Share Units, provided that in no event will the redemption and settlement of any Share Units of a Participant who is a U.S. Taxpayer be delayed beyond March 15th of the calendar year immediately following the year in which such Share Units are not, or are no longer, subject to a substantial risk of forfeiture (as such term is interpreted under Code Section 409A).

4.5 Redemption / Settlement of Share Units

(1) Subject to the provisions of this Section 4.5 and Section 4.6, a Participant's vested Share Units shall be redeemed in consideration for a cash payment on the date (the "**Redemption Date**") that is the earliest of (i) the 15th day following the applicable Vesting Date for such vested Share Units (or, if such day is not a Business Day, on the immediately following Business Day), (ii) the Share Unit Outside Expiry Date, and (iii) in the case of a Participant who is a U.S. Taxpayer, the U.S. Share Unit Outside Expiry Date.

(2) Subject to the provisions of this Section 4.5 and Section 4.6, during the period between the Vesting Date and the Redemption Date in respect of a Participant's vested Share Units, the Corporation (or any Subsidiary that is party to an Employment Agreement or Consulting Agreement with the Participant whose vested Share Units are to be redeemed) shall, at its sole discretion, be entitled to elect to settle all or any portion of the cash payment obligation otherwise arising in respect of the Participant's vested Share Units either (i) by the issuance of Shares to the Participant (or the legal representative of the Participant, if applicable) on the Redemption Date, or (ii) by paying all or a portion of such cash payment obligation to the Designated Broker, who shall use the funds received to purchase Shares in the open market, which Shares shall be registered in the name of the Designated Broker in a separate account for the Participant's benefit.

(3) Settlement of a Participant's vested Share Units shall take place on the Redemption Date as follows:

(a) where the Corporation (or applicable Subsidiary) has elected to settle all or a portion of the Participant's vested Share Units in Shares issued from treasury:

(i) in the case of Shares issued in certificated form, by delivery to the Participant (or to the legal representative of the Participant, if applicable) of a certificate in the name of the Participant (or the legal representative of the Participant, if applicable) representing the aggregate number of Shares that the Participant is entitled to receive, subject to satisfaction of any applicable withholding in accordance with Section 8.2; or

(ii) in the case of Shares issued in uncertificated form, by the issuance to the Participant (or to the legal representative of the Participant, if applicable) of the aggregate number of Shares that the Participant is entitled to receive, subject to satisfaction of any applicable withholding tax under Section 8.2, which Shares shall be evidenced by a book position on the register of the shareholders of the Corporation to be maintained by the transfer agent and registrar of the Shares;

(b) where the Corporation or a Subsidiary has elected to settle all or a portion of the Participant's vested Share Units in Shares purchased in the open market, by delivery to the Designated Broker of readily available funds in an amount equal to the Market Value of a Share as of the Redemption Date multiplied by the number of vested Share Units to be settled in Shares purchased in the open market, less the amount of any applicable withholding tax under Section 8.2, along with directions instructing the Designated Broker to use such funds to purchase Shares in the open market for the benefit of the Participant and to be evidenced by a confirmation from the Designated Broker of such purchase;

(c) any cash payment to which the Participant is entitled (excluding, for the avoidance of doubt, any amount payable in respect of the Participant's Share Units that the Corporation or a Subsidiary has elected to settle in Shares) shall, subject to satisfaction of any applicable withholding tax under Section 8.2, be paid to the Participant (or to the legal representative of the Participant, if applicable) by the Corporation or Subsidiary of which the Participant is a director, employee, executive officer or Consultant, in cash, by cheque or by such other payment method as the Corporation and Participant may agree; and

(d) where the Corporation or a Subsidiary has elected to settle a portion, but not all, of the Participant's vested Share Units in Shares, the Participant shall be deemed to have instructed the Corporation or Subsidiary, as applicable, to withhold from the cash portion of the payment to which the Participant is otherwise entitled such amount as may be

required in accordance with Section 8.2 and to remit such withheld amount to the applicable taxation authorities on account of any withholding tax obligations, and the Corporation or Subsidiary, as applicable, shall deliver any remaining cash payable, after making any such remittance, to the Participant (or to the legal representative of the Participant, if applicable) as soon as reasonable practicable. In the event that the cash portion payable to settle a Participant's Share Units in the foregoing circumstances is not sufficient to satisfy the withholding obligations of the Corporation or a Subsidiary pursuant to Section 8.2, the Corporation or Subsidiary, as applicable, shall be entitled to satisfy any remaining withholding obligation by any other mechanism as may be required or determined by the Corporation or Subsidiary as appropriate.

(4) Notwithstanding any other provision in this Article 4, no payment, whether in cash or in Shares, shall be made in respect of the settlement of any Share Units later than December 15 of the third (3rd) calendar year following the end of the calendar year in respect of which such Share Unit is granted (the "**Share Unit Outside Expiry Date**").

4.6 Determination of Amounts

(1) The cash payment obligation arising in respect of the redemption and settlement of a vested Share Unit pursuant to Section 4.5 shall be equal to the Market Value of a Share as of the applicable Redemption Date. For the avoidance of doubt, the aggregate cash amount to be paid to a Participant (or the legal representative of the Participant, if applicable) in respect of a particular redemption of the Participant's vested Share Units shall, subject to any adjustments in accordance with Section 7.1 and any withholding required pursuant to Section 8.2, be equal to the Market Value of a Share as of the Redemption Date for such vested Share Units multiplied by the number of vested Share Units in the Participant's Account at the commencement of the Redemption Date (after deducting any such vested Share Units in the Participant's Account in respect of which the Corporation (or applicable Subsidiary) makes an election under Section 4.5(2) to settle such vested Share Units in Shares).

(2) If the Corporation (or applicable Subsidiary) elects in accordance with Section 4.5(2) to settle all or a portion of the cash payment obligation arising in respect of the redemption of a Participant's vested Share Units by the issuance of Shares, the Corporation shall, subject to any adjustments in accordance with Section 7.1 and any withholding required pursuant to Section 8.2, issue to the Participant (or the legal representative of the Participant, if applicable), for each vested Share Unit which the Corporation (or applicable Subsidiary) elects to settle in Shares, one Share. Where, as a result of any adjustment in accordance with Section 7.1 and/or any withholding required pursuant to Section 8.2, the aggregate number of Shares to be received by a Participant upon an election by the Corporation (or applicable Subsidiary) to settle all or a portion of the Participant's vested Share Units in Shares includes a fractional Share, the aggregate number of Shares to be received by the Participant shall be rounded down to the nearest whole number of Shares.

4.7 Award of Dividend Equivalents

Dividend Equivalents may, as determined by the Board in its sole discretion, be awarded in respect of unvested Share Units in a Participant's Account on the same basis as cash dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date. Dividend Equivalents, if any, will be credited to the Participant's Account in additional Share Units, the number of which shall be equal to a fraction where the numerator is the product of (i) the number of Share Units in such Participant's Account on the date that dividends are paid multiplied by (ii) the dividend paid per Share and the denominator of which is the Market Value of one Share calculated as of the date that dividends are

paid. Any additional Share Units credited to a Participant's Account as a Dividend Equivalent shall be subject to the same terms and conditions (including vesting and Restriction Periods) as the Share Units in respect of which such additional Share Units are credited and shall be deemed to have been awarded on the same date and subject to the same expiry date as the Share Units in respect of which such additional Share Units are credited.

In the event that the Participant's applicable Share Units do not vest, all Dividend Equivalents, if any, associated with such Share Units will be forfeited by the Participant.

ARTICLE 5
DEFERRED SHARE UNITS

5.1 Nature of Deferred Share Units

A deferred share unit ("**DSU**") is an Award in the nature of a deferral of payment for services rendered, or for future services to be rendered, and that, upon settlement, entitles the recipient Participant to receive cash or acquire Shares, as determined by the Corporation in its sole discretion, unless such DSU expires prior to being settled.

5.2 Market Fluctuation

For greater certainty, no amount will be paid or benefit provided to, or in respect of, a Participant, or to any person who does not deal at arm's length with a Participant for the purposes of the ITA, under the Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant for the purpose of reducing the impact, in whole or in part, of any reduction in the fair market value of the shares of the Corporation or any corporation related thereto.

5.3 DSU Awards

(1) Subject to the provisions of this Plan and the requirements of paragraph 6801(d) of the ITA Regulations and Code Section 409A, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Non-Employee Directors who may receive DSUs under the Plan, (ii) fix the number of DSUs, if any, to be granted to any Non-Employee Director and the date or dates on which such DSUs shall be granted, and (iii) determine any other terms and conditions applicable to the granted DSUs.

(2) Subject to the vesting and other conditions and provisions in this Plan and in any DSU Agreement, each DSU awarded to a Participant shall entitle the Participant to receive on settlement a cash payment equal to the Market Value of a Share, or at the discretion of the Corporation, one Share or any combination of cash and Shares as the Corporation in its sole discretion may determine. For greater certainty, no Participant shall have any right to demand to be paid in, or receive, Shares in respect of any DSU, and, notwithstanding any discretion exercised by the Corporation to settle any DSU, or portion thereof, in the form of Shares, the Corporation reserves the right to change such form of payment at any time until payment is actually made.

5.4 DSU Agreements

(1) The grant of a DSU by the Board shall be evidenced by a DSU Agreement in such form not inconsistent with the Plan as the Board may from time to time determine with reference to the form attached as Exhibit "D". Such DSU Agreement shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions (including without

limitation any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) which are not inconsistent with this Plan and which the Board deems appropriate for inclusion in a DSU Agreement. The provisions of the various DSU Agreements issued under this Plan need not be identical.

(2) Each DSU Agreement shall contain such terms that the Corporation considers necessary in order that the DSUs granted thereunder will comply with Code Section 409A and any provisions respecting restricted share units in the income tax (including, in respect of Canadian Participants, such terms and conditions so as to ensure that the DSUs shall not constitute a "salary deferral arrangement" as defined in subsection 248(1) of the ITA by reason of the exemption in paragraph 6801(d) of the ITA Regulations) or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or provide services in or the rules of any regulatory body having jurisdiction over the Corporation.

5.5 Redemption / Settlement of DSUs

(1) Except as otherwise provided in this Section 5.5 or Section 8.10 of this Plan, (i) DSUs of a Participant who is a U.S. Taxpayer shall be redeemed and settled by the Corporation as soon as reasonably practicable following the Participant's Separation from Service, and (ii) DSUs of a Participant who is a Canadian Participant (or who is neither a U.S Taxpayer nor a Canadian Participant) shall be redeemed and settled by the Corporation as soon as reasonably practicable following the Participant's Termination Date or as the Participant may elect in accordance with Section 5.5(2) of this Plan, but in any event not later than, and any payment (whether in cash or in Shares) in respect of the settlement of such DSUs shall be made no later than, December 15 of the first (1st) calendar year commencing immediately after the Participant's Termination Date. Notwithstanding the foregoing, if a payment in settlement of DSUs of a Participant who is both a U.S. Taxpayer and a Canadian Participant:

(a) is required as a result of his or her Separation from Service in accordance with clause (i) above, but such payment would result in such DSUs failing to satisfy the requirements of paragraph 6801(d) of the ITA Regulations, and the Board determines that it is not practical to make such payment in some other manner or at some other time that complies with both Code Section 409A and paragraph 6801(d) of the ITA Regulations, then such payment will be made to a trustee to be held in trust for the benefit of the Participant in a manner that causes the payment to be included in the Participant's income under the Code but does not contravene the requirements of paragraph 6801(d) of the ITA Regulations, and the amount shall thereafter be paid out of the trust at such time and in such manner as complies with the requirements of paragraph 6801(d) of the ITA Regulations; or

(b) is required pursuant to clause (ii) above, but such payment would result in such DSUs failing to satisfy the requirements of Code Section 409A because the Participant has not experienced a Separation from Service, and if the Board determines that it is not practical to make such payment in some other manner or at some other time that satisfies the requirements of both Code Section 409A and paragraph 6801(d) of the ITA Regulations, then the Participant shall forfeit such DSUs without compensation therefore.

(2) Except as otherwise provided in this Section 5.5 of this Plan, a Participant who is a Canadian Participant (or who is neither a U.S Taxpayer nor a Canadian Participant) may elect up to five separate DSU Redemption Dates as of which either a portion (specified in whole percentages or number of DSUs which, in either case, shall not be less than 10,000 DSUs on any one date) or all of the value of the Participant's DSUs shall be redeemed and settled, by filing with the Board,

following such Participant's Termination Date, in the form and manner specified by the Board up to five irrevocable written elections provided that the Redemption Dates are no later than December 15 of the first (1st) calendar year commencing immediately after the Participant's Termination Date.

(3) The Corporation will have, at its sole discretion, the ability to elect to settle all or any portion of the cash payment obligation arising in respect of the redemption and settlement of a Participant's DSUs by the issuance of Shares.

(4) For greater certainty, the Corporation shall not pay any cash or issue any Shares to a Participant in satisfaction of the redemption of a Participant's DSUs prior to the Corporation being satisfied, in its sole discretion, that all applicable withholding taxes under Section 8.2 will be timely withheld or received and remitted to the appropriate taxation authorities in respect of any particular Participant and any particular DSUs.

(5) The redemption and settlement of a Participant's DSUs shall occur on the applicable DSU Redemption Date as follows:

(a) where the Corporation has elected to settle all or a portion of the Participant's DSUs in Shares,

(i) in the case of Shares issued in certificated form, delivery to the Participant (or to the legal representative of the Participant, if applicable) of a certificate in the name of the Participant (or the legal representative of the Participant, if applicable) representing the aggregate number of Shares that the Participant is entitled to receive, subject to satisfaction of any applicable withholding in accordance with Section 8.2; or

(ii) in the case of Shares issued in uncertificated form, issuance to the Participant (or to the legal representative of the Participant, if applicable) of the aggregate number of Shares that the Participant is entitled to receive, subject to satisfaction of any applicable withholding tax under Section 8.2, which Shares shall be evidenced by a book position on the register of the shareholders of the Corporation to be maintained by the transfer agent and registrar of the Shares;

(b) any cash payment to which the Participant is entitled (excluding, for the avoidance of doubt, any amount payable in respect of the Participant's DSUs that the Corporation has elected to pay in Shares) shall, subject to satisfaction of any applicable withholding tax under Section 8.2, be paid to the Participant (or to the legal representative of the Participant, if applicable) by the Corporation in cash, by cheque or by such other payment method as the Corporation and Participant may agree; and

(c) where the Corporation has elected to settle a portion, but not all, of the Participant's DSUs in Shares, the Participant shall be deemed to have instructed the Corporation to withhold from the cash portion of the payment to which the Participant is otherwise entitled such amount as may be required in accordance with Section 8.2 and to remit such withheld amount to the applicable taxation authorities on account of any withholding obligations of the Corporation, and the Corporation shall deliver any remaining cash payable, after making any such remittance, to the Participant (or to the legal representative of the Participant, if applicable) as soon as reasonable practicable. In the event that the cash portion elected by the Corporation to settle the Participant's Share Units is not sufficient to satisfy the withholding obligations of the Corporation pursuant to Section 8.2, any

remaining amounts shall be satisfied by the Corporation by any other mechanism as may be required or determined by the Corporation as appropriate.

5.6 Determination of Amounts

(1) The cash payment obligation by the Corporation in respect of the redemption and settlement of a DSU pursuant to Section 5.5 shall be equal to the Market Value of a Share as of the applicable DSU Redemption Date. For the avoidance of doubt, the aggregate cash amount to be paid to a Participant (or the legal representative of the Participant, if applicable) in respect of a particular redemption of the Participant's DSUs shall, subject to any adjustment in accordance with Section 7.1 and any withholding required pursuant to Section 8.2, be equal to the Market Value of a Share as of the DSU Redemption Date for such DSUs multiplied by the number of DSUs being redeemed (after deducting any such DSUs in respect of which the Corporation makes an election under Section 5.5(2) to settle such DSUs in Shares).

(2) If the Corporation elects in accordance with Section 5.5(2) to settle all or a portion of the cash payment obligation arising in respect of the redemption of a Participant's DSUs by the issuance of Shares, the Corporation shall, subject to any adjustments in accordance with Section 7.1 and any withholding required pursuant to Section 8.2, issue to the Participant, for each DSU which the Corporation elects to settle in Shares, one Share. Where, as a result of any adjustment in accordance with Section 7.1 and/or any withholding required pursuant to Section 8.2, the aggregate number of Shares to be received by a Participant upon an election by the Corporation to settle all or a portion of the Participant's DSUs includes a fractional Share, the aggregate number of Shares to be received by the Participant shall be rounded down to the nearest whole number of Shares.

ARTICLE 6
GENERAL CONDITIONS

6.1 General Conditions Applicable to Awards

Each Award shall be subject to the following conditions:

(1) **Vesting Period**. Each Award granted hereunder shall vest in accordance with the terms of this Plan and the Grant Agreement entered into in respect of such Award. Except in the case of DSUs, the Board has the right, in its sole discretion, to waive any vesting conditions or accelerate the vesting of any Award, or to deem any Performance Criteria or other vesting conditions to be satisfied, notwithstanding the vesting schedule set forth for such Award.

(2) **Employment**. Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee by the Corporation or a Subsidiary to the Participant of employment or another service relationship with the Corporation or a Subsidiary. The granting of an Award to a Participant shall not impose upon the Corporation or a Subsidiary any obligation to retain the Participant in its employ or service in any capacity. Nothing contained in this Plan or in any Award granted under this Plan shall interfere in any way with the rights of the Corporation or any of its Subsidiaries in connection with the employment, retention or termination of any such Participant. The loss of existing or potential profit in Shares underlying Awards granted under this Plan shall not constitute an element of damages in the event of termination of a Participant's employment or service in any office or otherwise.

(3) **Grant of Awards**. Eligibility to participate in this Plan does not confer upon any Eligible Participant any right to be granted Awards pursuant to this Plan. Granting Awards to any Eligible

Participant does not confer upon any Eligible Participant the right to receive nor preclude such Eligible Participant from receiving any additional Awards at any time. The extent to which any Eligible Participant is entitled to be granted Awards pursuant to this Plan will be determined in the sole discretion of the Board. Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant's relationship or employment with the Corporation or any Subsidiary.

(4) **Rights as a Shareholder**. Neither the Participant nor such Participant's personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant's Awards by reason of the grant of such Award until such Award has been duly exercised, as applicable, and settled and Shares have been issued in respect thereof. Without in any way limiting the generality of the foregoing and except as provided under this Plan, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such Shares have been issued.

(5) **Conformity to Plan**. In the event that an Award is granted or a Grant Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

(6) **Non-Transferrable Awards**. Except as specifically provided in a Grant Agreement approved by the Board, each Award granted under the Plan is personal to the Participant and shall not be assignable or transferable by the Participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Participant. No Award granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

(7) **Participant's Entitlement**. Except as otherwise provided in this Plan (including, without limiting the generality of the foregoing, pursuant to Section 6.2), or unless the Board permits otherwise, upon any Subsidiary of the Corporation ceasing to be a Subsidiary of the Corporation, Awards previously granted under this Plan that, at the time of such change, are held by a Person who is a director, executive officer, employee or Consultant of such Subsidiary of the Corporation and not of the Corporation itself, whether or not then exercisable, shall automatically terminate on the date of such change.

6.2 General Conditions Applicable to Options

Subject to Section 6.1(7), each Option shall be subject to the following conditions:

(1) **Termination for Cause**. Upon a Participant ceasing to be an Eligible Participant for Cause, any vested or unvested Option granted to such Participant shall terminate automatically and become void immediately. For the purposes of the Plan, the determination by the Corporation that the Participant was discharged for Cause shall be binding on the Participant. "Cause" shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Corporation's codes of conduct and any other reason determined by the Corporation to be cause for termination.

(2) **Termination not for Cause**. Upon a Participant ceasing to be an Eligible Participant as a result of his or her employment or service relationship with the Corporation or a Subsidiary being terminated without Cause (including, for the avoidance of doubt, as a result of any Subsidiary of the

Corporation ceasing to be a Subsidiary of the Corporation, as contemplated by Section 6.1(7)), (i) each unvested Option granted to such Participant shall expire and become void immediately upon such termination, and (ii) each vested Option held by such Participant shall cease to be exercisable on the earlier of (A) ninety (90) days after the Participant's Termination Date (or such later date as the Board may, in its sole discretion, determine) and (B) the expiry date of such Option as set forth in the applicable Grant Agreement, after which such vested Option will expire.

(3) **Resignation**. Upon a Participant ceasing to be an Eligible Participant as a result of his or her resignation from the Corporation or a Subsidiary, (i) each unvested Option granted to such Participant shall terminate and become void immediately upon such resignation and (ii) each vested Option held by such Participant shall cease to be exercisable on the earlier of (A) ninety (90) days after the Participant's Termination Date and (B) the expiry date of such Option as set forth in the applicable Grant Agreement, after which such vested Option will expire.

(4) **Permanent Disability/Retirement**. Upon a Participant ceasing to be an Eligible Participant by reason of retirement or permanent disability, (i) each unvested Option granted to such Participant shall terminate and become void immediately, and (ii) each vested Option held by such Participant shall cease to be exercisable on the earlier of (A) ninety (90) days from the date of retirement or the date on which the Participant ceases his or her employment or service relationship with the Corporation or any Subsidiary by reason of permanent disability, and (B) the expiry date of such Option as set forth in the applicable Grant Agreement, after which such vested Option will expire.

(5) **Death**. Upon a Participant ceasing to be an Eligible Participant by reason of death, (i) each unvested Option granted to such Participant shall terminate and become void immediately, and (ii) each vested Option held by such Participant at the time of death may be exercised by the legal representative of the Participant, provided that any such vested Option shall cease to be exercisable on the earlier of (A) the date that is six (6) months after the Participant's death or (B) the expiry date of such Option as set forth in the applicable Grant Agreement, after which such vested Option will expire.

(6) **Leave of Absence**. Upon a Participant electing a voluntary leave of absence of more than twelve (12) months, including maternity and paternity leaves, the Board may determine, at its sole discretion but subject to applicable laws, that such Participant's participation in the Plan shall be terminated, provided that all vested Options shall remain outstanding and in effect until the applicable exercise date, or an earlier date determined by the Board at its sole discretion.

6.3 General Conditions Applicable to Share Units

Each Share Unit shall be subject to the following conditions:

(1) **Termination for Cause and Resignation**. Upon a Participant ceasing to be an Eligible Participant for Cause or as a result of his or her resignation from the Corporation or a Subsidiary, the Participant's participation in the Plan shall be terminated immediately, all Share Units credited to such Participant's Account that have not vested shall be forfeited and cancelled, and the Participant's rights that relate to such Participant's unvested Share Units shall be forfeited and cancelled on the Termination Date.

(2) **Death, Leave of Absence or Termination of Service**. Except as otherwise determined by the Board from time to time, at its sole discretion, upon a Participant electing a voluntary leave of absence of more than twelve (12) months, including maternity and paternity leaves, or upon a Participant ceasing to be Eligible Participant as a result of (i) death, (ii) retirement, (iii) Termination

of Service for reasons other than for Cause, (iv) his or her employment or service relationship with the Corporation or a Subsidiary being terminated by reason of injury or disability or (v) becoming eligible to receive long-term disability benefits, all unvested Share Units in the Participant's Account as of such date relating to a Restriction Period in progress shall be forfeited and cancelled. Notwithstanding the foregoing, if the Board, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of outstanding unvested Share Units, the date of such action is the Vesting Date.

(3) **General**. For greater certainty, where (i) a Participant's employment or service relationship with the Corporation or a Subsidiary is terminated pursuant to Section 6.3(1) or Section 6.3(2) hereof or (ii) a Participant elects for a voluntary leave of absence pursuant to Section 6.3(2) hereof following the satisfaction of all vesting conditions in respect of particular Share Units but before receipt of the corresponding distribution or payment in respect of such Share Units, the Participant shall remain entitled to such distribution or payment.

ARTICLE 7
ADJUSTMENTS AND AMENDMENTS

7.1 Adjustment to Shares Subject to Outstanding Awards

At any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award or the forfeiture or cancellation of such Award, in the event of (i) any subdivision of the Shares into a greater number of Shares, (ii) any consolidation of Shares into a lesser number of Shares, (iii) any reclassification, reorganization or other change affecting the Shares, (iv) any merger, amalgamation or consolidation of the Corporation with or into another corporation, or (v) any distribution to all holders of Shares or other securities in the capital of the Corporation, of cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit) or any transaction or change having a similar effect, then the Board shall in its sole discretion, subject to the required approval of any Stock Exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the Participant in respect of such Award in connection with such occurrence or change, including, without limitation:

(a) adjustments to the exercise price of such Award without any change in the total price applicable to the unexercised portion of the Award;

(b) adjustments to the number of Shares to which the Participant is entitled upon exercise of such Award; or

(c) adjustments to the number or kind of shares reserved for issuance pursuant to the Plan.

7.2 Change of Control

(1) In the event of a potential Change of Control, the Board shall have the power, in its sole discretion, to accelerate the vesting of Options to assist the Participants to tender into a takeover bid or participating in any other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or any other transaction leading to a Change of Control, the Board shall have the power, in its sole discretion, to (i) provide that any or all Options shall thereupon terminate, provided that any such outstanding Options that have vested shall remain exercisable until the consummation of such Change of Control, and (ii) permit Participants to conditionally exercise

their vested Options immediately prior to the consummation of the take-over bid and the Shares issuable under such Options to be tendered to such bid, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If, however, the potential Change of Control referred to in this Section 7.2 is not completed within the time specified therein (as the same may be extended), then notwithstanding this Section 7.2 or the definition of "Change of Control": (i) any conditional exercise of vested Options shall be deemed to be null, void and of no effect, and such conditionally exercised Options shall for all purposes be deemed not to have been exercised, (ii) Shares which were issued pursuant to the exercise of Options which vested pursuant to this Section 7.2 shall be returned by the Participant to the Corporation and reinstated as authorized but unissued Shares, and (iii) the original terms applicable to Options which vested pursuant to this Section 7.2 shall be reinstated. In the event of a Change in Control, the Board may exercise its discretion to accelerate the vesting of, or waive the Performance Criteria or other Vesting Conditions applicable to, outstanding Share Units, and the date of the such action shall be the Vesting Date of such Share Units.

(2) If the Corporation completes a transaction constituting a Change of Control and within twelve (12) months following the Change of Control a Participant who was also an officer or employee of, or Consultant to, the Corporation prior to the Change of Control has their Employment Agreement or Consulting Agreement terminated, then: (i) all unvested Options granted to such Participant shall immediately vest and become exercisable, and remain open for exercise until the earlier of (A) their expiry date as set out in the applicable Grant Agreement, and (B) the date that is 90 days after such termination or dismissal; and (ii) all unvested Share Units shall become vested, and the date of such Participant's Termination Date shall be deemed to be the Vesting Date.

7.3 Amendment or Discontinuance of the Plan

(1) The Board may suspend or terminate the Plan at any time, or from time to time amend or revise the terms of the Plan or any granted Award without the consent of the Participants, provided that such suspension, termination, amendment or revision shall:

(a) not adversely alter or impair the rights of any Participant, without the consent of such Participant except as permitted by the provisions of the Plan;

(b) be in compliance with applicable law (including Code Section 409A, to the extent it is applicable), including the prior approval, if required, of the TSX (or any other stock exchange on which the Shares are listed),or any other regulatory body having authority over the Corporation; and

(c) be subject to shareholder approval to the extent such approval is required by applicable law or the requirements of the TSX (or any other stock exchange on which the Shares are listed), provided that the Board may, from time to time, in its absolute discretion and without approval of the shareholders of the Corporation, make the following amendments to this Plan:

(i) any amendment to the vesting provision of the Awards;

(ii) any amendment to the expiration date of an Award that does not extend the terms of the Award past the original date of expiration of such Award;

(iii) any amendment regarding the effect of termination of a Participant's employment or engagement;

(iv) any amendment which accelerates the date on which any Option may be exercised under the Plan;

(v) any amendment necessary to comply with applicable law (including taxation laws) or the requirements of the TSX (or any other stock exchange on which the Shares are listed) or any other regulatory body;

(vi) any amendment of a "housekeeping" nature, including to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan;

(vii) any amendment regarding the administration of the Plan;

(viii) any amendment to adopt a clawback provision applicable to equity compensation; and

(ix) any other amendment that does not require the approval of the shareholders of the Corporation under Section 7.3(2).

(2) Notwithstanding Section 7.3(1), the Board shall be required to obtain shareholder approval to make the following amendments:

(a) any increase to the maximum number of Shares issuable under the Plan, except in the event of an adjustment pursuant to Section 7.1;

(b) except in the case of an adjustment pursuant to Section 7.1, any amendment which reduces the exercise price of an Option or any cancellation of an Option and replacement of such Option with an Option with a lower exercise price or other entitlements;

(c) except in the case of an adjustment pursuant to Section 7.1, any amendment which reduces the exercise price or purchase price of an Award benefitting an Insider;

(d) any amendment which extends the expiry date of any Award, or the Restriction Period of any Share Unit beyond the original expiry date or Restriction Period;

(e) any amendment to remove or to exceed the Insider participation limits set out in Section 2.5(1) and Section 2.5(2);

(f) any amendment to the number of Shares that may be made issuable pursuant to Awards made to employees and Non-Employee Directors;

(g) any amendment which would permit Awards granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

(h) any amendment to the limits on Awards to Non-Employee Directors set out in Section 2.5(5);

(i) any amendment to the definition of an Eligible Participant under the Plan; and

(j) any amendments to the amending provisions of this this Section 7.3.

provided that Shares held directly or indirectly by Insiders benefiting from the amendments shall be excluded when obtaining such shareholder approval.

ARTICLE 8
MISCELLANEOUS

8.1 Use of an Administrative Agent

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Awards granted under the Plan and to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Corporation and the administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

8.2 Tax Withholding

Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the legal representative of the Participant) under this Plan shall be made net of any applicable withholdings, including in respect of applicable withholding taxes required to be withheld at source and other source deductions, as the Corporation determines. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding may be satisfied in such manner as the Corporation determines, including (a) by the sale of a portion of such Shares by the Corporation, the Corporation's transfer agent and registrar or any trustee appointed by the Corporation pursuant to Section 8.1, on behalf of and as agent for the Participant, as soon as permissible and practicable, with the proceeds of such sale being used to satisfy any withholding and remittance obligations of the Corporation (and any remaining proceeds, following such withholding and remittance, to be paid to the Participant), (b) by requiring the Participant, as a condition of receiving such Shares, to pay to the Corporation an amount in cash sufficient to satisfy such withholding, or (c) any other mechanism as may be required or determined by the Corporation as appropriate.

8.3 Clawback

Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Corporation pursuant to any such law, government regulation or stock exchange listing requirement) or any policy adopted by the Corporation. Without limiting the generality of the foregoing, the Board may provide in any case that outstanding Awards (whether or not vested or exercisable) and the proceeds from the exercise or disposition of Awards or Shares acquired under Awards will be subject to forfeiture and disgorgement to the Corporation, with interest and other related earnings, if the Participant to whom the Award was granted violates (i) a non-competition, non- solicitation, confidentiality or other restrictive covenant by which he or she is bound, or (ii) any policy adopted by the Corporation applicable to the Participant that provides for forfeiture or disgorgement with respect to incentive compensation that includes Awards under the Plan. In addition, the Board may require forfeiture and disgorgement to the Corporation of outstanding Awards and the proceeds from the exercise or disposition of Awards or Shares acquired under Awards, with interest and other related earnings, to the extent required by law or applicable stock exchange listing standards, including any related policy adopted

by the Corporation. Each Participant, by accepting or being deemed to have accepted an Award under the Plan, agrees to cooperate fully with the Board, and to cause any and all permitted transferees of the Participant to cooperate fully with the Board, to effectuate any forfeiture or disgorgement required hereunder. Neither the Board nor the Corporation nor any other person, other than the Participant and his or her permitted transferees, if any, will be responsible for any adverse tax or other consequences to a Participant or his or her permitted transferees, if any, that may arise in connection with this Section 8.3.

8.4 Securities Law Compliance

(1) The Plan (including any amendments to it), the terms of the grant of any Award under the Plan, the grant of any Award, the exercise of any Option, the delivery of any Shares upon exercise of any Option, or the Corporation's election to deliver Shares in settlement of any Share Units or DSUs, shall be subject to all applicable federal, provincial, state and foreign laws, rules and regulations, the rules and regulations of applicable Stock Exchanges and to such approvals by any regulatory or governmental agency as may, as determined by the Corporation, be required. The Corporation shall not be obliged by any provision of the Plan or the grant of any Award or exercise of any Option hereunder to issue, sell or deliver Shares in violation of such laws, rules and regulations or any condition of such approvals.

(2) No Awards shall be granted, and no Shares shall be issued, sold or delivered hereunder, where such grant, issue, sale or delivery would require registration of the Plan or of the Shares under the securities laws of any jurisdiction or the filing of any prospectus for the qualification of same thereunder, and any purported grant of any Award or purported issue or sale of Shares hereunder in violation of this provision shall be void.

(3) The Corporation shall have no obligation to issue any Shares pursuant to this Plan unless upon official notice of issuance such Shares shall have been duly listed with a Stock Exchange. Shares issued, sold or delivered to Participants under the Plan may be subject to limitations on sale or resale under applicable securities laws.

(4) If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the applicable Participant as soon as practicable.

(5) With respect to Awards granted in the United States or to U.S. Persons (as defined under Regulation S under the U.S. Securities Act) or at such time as the Corporation ceases to be a "foreign private issuer" (as defined under the U.S. Securities Act), unless the Shares which may be issued upon the exercise or settlement of such Awards are registered under the U.S. Securities Act, the Awards granted hereunder and any Shares that may be issuable upon the exercise or settlement of such Awards will be considered "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act). Accordingly, any such Awards or Shares issued prior to an effective registration statement filed with the United States Securities and Exchange Commission (the "**SEC**") may not be transferred, sold, assigned, pledged, hypothecated or otherwise disposed by the Participant, directly or indirectly, without registration under the U.S. Securities Act and applicable state securities laws or unless in compliance with an available exemption therefrom. Certificate(s) representing the Awards and any Shares issued upon the exercise of settlement of such Awards prior to an effective registration statement filed with the SEC, and all certificate(s) issued in exchange therefor or in substitution thereof, will be endorsed with the following or a similar legend until such time as it is no longer required under the applicable requirements of the U.S. Securities Act:

"THE SECURITIES REPRESENTED HEREBY [for Awards add: AND ANY SECURITIES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER. HEDGING TRANSACTIONS INVOLVING SUCH SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE U.S. SECURITIES ACT."

8.5 Reorganization of the Corporation

The existence of any Awards shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, reclassification, recapitalization, reorganization or other change in the Corporation's capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or legal representative of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

8.6 Quotation of Shares

So long as the Shares are listed on one or more Stock Exchanges, the Corporation must apply to such Stock Exchange or Stock Exchanges for the listing or quotation, as applicable, of the Shares underlying the Awards granted under the Plan, however, the Corporation cannot guarantee that such Shares will be listed or quoted on any Stock Exchange.

8.7 Fractional Shares

If, upon the concurrent exercise of one or more Options by a Participant, the aggregate number of Shares that the Participant would otherwise be entitled to receive includes a fractional Share, then the aggregate number of Shares to be issued to the Participant upon such exercise shall be rounded down to the nearest lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

8.8 Governing Laws

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

8.9 Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

8.10 Code Section 409A

It is intended that any payments under the Plan to U.S. Taxpayers shall be exempt from or comply with Code Section 409A, and all provisions of the Plan shall be construed and interpreted in a manner consistent

with the requirements for avoiding taxes and penalties under Code Section 409A. Solely to the extent that Awards of a U.S. Taxpayer are determined to be subject to Code Section 409A, the following will apply with respect to the rights and benefits of U.S. Taxpayers under the Plan:

(1) Except as permitted under Code Section 409A, any deferred compensation (within the meaning of Code Section 409A) payable to or for the benefit of a U.S. Taxpayer may not be reduced by, or offset against, any amount owing by the U.S. Taxpayer to the Corporation or any of its Affiliates.

(2) If a U.S. Taxpayer becomes entitled to receive payment in respect of any DSUs, or any Share Units that are subject to Code Section 409A, as a result of his or her Separation from Service and the U.S. Taxpayer is a "specified employee" (within the meaning of Code Section 409A) at the time of his or her Separation from Service, and the Board makes a good faith determination that (i) all or a portion of the Share Units or DSUs constitute "deferred compensation" (within the meaning of Code Section 409A) and (ii) any such deferred compensation that would otherwise be payable during the six-month period following such Separation from Service is required to be delayed pursuant to the six-month delay rule set forth in Code Section 409A in order to avoid taxes or penalties under Code Section 409A, then payment of such "deferred compensation" shall not be made to the U.S. Taxpayer before the date which is six months after the date of his or her Separation from Service (and shall be paid in a single lump sum on the first day of the seventh month following the date of such Separation from Service) or, if earlier, the U.S. Taxpayer's date of death.

(3) A U.S. Taxpayer's status as a "specified employee" (within the meaning of Code Section 409A) shall be determined by the Corporation as required by Code Section 409A on a basis consistent with Code Section 409A and such basis for determination will be consistently applied to all plans, programs, contracts, agreements, etc. maintained by the Corporation that are subject to Code Section 409A.

(4) Although the Corporation intends that Share Units will be exempt from Code Section 409A or will comply with Code Section 409A, and that DSUs will comply with Code Section 409A, the Corporation makes no assurances that the Share Units will be exempt from Code Section 409A or will comply with it. Each U.S. Taxpayer, any beneficiary or the U.S. Taxpayer's estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Taxpayer in connection with this Plan (including any taxes and penalties under Code Section 409A), and neither the Corporation nor any Subsidiary shall have any obligation to indemnify or otherwise hold such U.S. Taxpayer or beneficiary or the U.S. Taxpayer's estate harmless from any or all of such taxes or penalties.

(5) In the event that the Board determines that any amounts payable hereunder will be taxable to a Participant under Code Section 409A prior to payment to such Participant of such amount, the Corporation may (i) adopt such amendments to the Plan and Share Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Board determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Share Units hereunder and/or (ii) take such other actions as the Board determines necessary or appropriate to avoid or limit the imposition of an additional tax under Code Section 409A.

(6) In the event the Corporation amends, suspends or terminates the Plan or Share Units as permitted under the Plan, such amendment, suspension or termination will be undertaken in a manner that does not result in adverse tax consequences under Code Section 409A.

EXHIBIT "A"
TO SHARE INCENTIVE PLAN OF EXCELLON RESOURCES INC.

FORM OF OPTION AGREEMENT

This Option Agreement is entered into between Excellon Resources Inc. (the "**Company**") and the Participant named below, pursuant to the Company's Share Incentive Plan (the "**Plan**"), a copy of which is attached hereto, and confirms that on:

1. (the "**Grant Date**"),

2. (the "**Participant**")

3. was granted ______________________ options ("**Options**") to purchase common shares of the Company (each, a "**Share**"), in accordance with the terms of the Plan, which Options will bear the following terms:

   (a) Exercise Price and Expiry. Subject to the vesting conditions specified below, the Options will be exercisable by the Participant at a price of CAD$[●] per Share (the "**Option Price**") at any time prior to expiry on [●] (the "**Expiration Date**").

   (b) Vesting; Time of Exercise. Subject to the terms of the Plan, the Options shall vest and become exercisable as follows:

Number of Options	**Vested On**
______________________	______________________
______________________	______________________
______________________	______________________

   If the aggregate number of Shares vesting in a tranche set forth above includes a fractional Share, aggregate number of Shares will be rounded down to the nearest whole number of Shares. Notwithstanding anything to the contrary herein, the Options shall expire on the Expiration Date set forth above and must be exercised, if at all, on or before the Expiration Date. Options are denominated in Canadian dollars (CAD$).

4. The Options shall be exercisable only by delivery to the Company of a duly completed and executed notice in the form attached to this Option Agreement (the "**Exercise Notice**"), together with (i) payment of the Option Price for each Share covered by the Exercise Notice, and (ii) payment of any withholding taxes as required in accordance with the terms of the Exercise Notice. Any such payment to the Company shall be made by certified cheque or wire transfer in readily available funds.

5. Subject to the terms of the Plan, the Options specified in an Exercise Notice shall be deemed to be exercised upon receipt by the Company of such written Exercise Notice, together with the payment of all amounts required to be paid by the Participant to the Company pursuant to paragraph 4 of this Option Agreement.

6. To the extent the Participant is entitled to a Cashless Exercise Right in respect of all or any portion of the Options granted pursuant to this Option Agreement, such Cashless Exercise Right shall be exercisable only by delivery to the Company of a duly completed and executed Exercise Notice specifying the Participant's intention to surrender such Options to the Company pursuant to such Cashless Exercise Right, together with payment of any withholding taxes as required by the Company. Any such payment to the Company shall be made by certified cheque or wire transfer in readily available funds.

7. The Participant hereby represents and warrants (on the date of this Option Agreement and upon each exercise or surrender of Options) that:

(a) the Participant has not received any offering memorandum, or any other documents (other than annual financial statements, interim financial statements or any other document the content of which is prescribed by statute or regulation, other than an offering memorandum) describing the business and affairs of the Company that has been prepared for delivery to, and review by, a prospective purchaser in order to assist it in making an investment decision in respect of the Shares;

(b) the Participant is acquiring the Shares without the requirement for the delivery of a prospectus or offering memorandum, pursuant to an exemption under applicable securities legislation and, as a consequence, is restricted from relying upon the civil remedies otherwise available under applicable securities legislation and may not receive information that would otherwise be required to be provided to it;

(c) the Participant has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Company and does not desire to utilize a registrant in connection with evaluating such merits and risks;

(d) the Participant acknowledges that an investment in the Shares involves a high degree of risk, and represents that it understands the economic risks of such investment and is able to bear the economic risks of this investment;

(e) the Participant acknowledges that he or she is responsible for paying any applicable taxes and withholding taxes arising from the exercise (or termination upon exercise of the Cashless Exercise Right) of any Options, as provided in Section 8.2 of the Plan;

(f) this Option Agreement constitutes a legal, valid and binding obligation of the Participant, enforceable against him in accordance with its terms; and

(g) the execution and delivery of this Option Agreement and the performance of the obligations of the Participant hereunder will not result in the creation or imposition of any lien, charge or encumbrance upon the Shares.

The Participant acknowledges that the Company is relying upon such representations and warranties in granting the Options and issuing any Shares upon exercise thereof.

8. The Participant acknowledges and represents that: (a) the Participant fully understands and agrees to be bound by the terms and provisions of this Option Agreement and the Plan; (b) agrees and acknowledges that the Participant has received a copy of the Plan and that the terms of the Plan form part of this Option Agreement, and (c) hereby accepts these Options subject to all of the terms and provisions hereof and of the Plan. To the extent of any inconsistency between the terms of this

Option Agreement and those of the Plan, the terms of the Plan shall govern. The Participant has reviewed this Option Agreement and the Plan, and has had an opportunity to obtain the advice of counsel prior to executing this Option Agreement.

9. This Option Agreement and the terms of the Plan incorporated herein (with the Exercise Notice, if the Option is exercised or surrendered to the Company pursuant to a Cashless Exercise Right) constitutes the entire agreement of the Company and the Participant (collectively the "**Parties**") with respect to the Options and supersedes in its entirety all prior undertakings and agreements of the Parties with respect to the subject matter hereof, and may not be modified adversely to the Participant's interest except by means of a writing signed by the Parties. This Option Agreement and the terms of the Plan incorporated herein are to be construed in accordance with and governed by the laws of the Province of Ontario. Should any provision of this Option Agreement or the Plan be determined by a court of law to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.

10. In accordance with Section 8.4(5) of the Plan, if the Options and the underlying Shares are not registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or any state securities laws, the Options may not be exercised in the "United States" or by "U.S. Persons" (each as defined in Rule 902 of Regulation S under the U.S. Securities Act) unless an exemption from the registration requirements of the U.S. Securities Act is available. Any Shares issued to Option holders in the United States that have not been registered under the U.S. Securities Act will be deemed "restricted securities" (as defined in Rule 144(a)(3) of the U.S. Securities Act) and bear a restrictive legend to such effect.

All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Plan.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF the Company and the Participant have executed this Option Agreement as of _______, 20__.

EXCELLON RESOURCES INC.

Per: ______________________________
Authorized Signatory

EXECUTED by [●] in the presence of:)

______________________________)
Signature)

______________________________)
Print Name)

______________________________)
Address)
______________________________)

______________________________)
Occupation)

____
[NAME OF PARTICIPANT]

Note to Plan Participants

This Agreement must be signed where indicated and returned to the Company within 30 days of receipt. Failure to acknowledge acceptance of this grant will result in the cancellation of your Options.

EXHIBIT "B"
TO SHARE INCENTIVE PLAN OF EXCELLON RESOURCES INC.

FORM OF OPTION EXERCISE NOTICE

TO: EXCELLON RESOURCES INC.

This Exercise Notice is made in reference to stock options ("**Options**") granted under the Share Incentive Plan (the "**Plan**") of Excellon Resources Inc. (the "**Company**").

The undersigned (the "**Participant**") holds options ("**Options**") under the Plan to purchase **[•]** common shares of the Company (each, a "**Share**") at a price per Share of CAD$**[•]** (the "**Option Price**") pursuant to the terms and conditions set out in that certain option agreement between the Participant and the Company dated **[•]** (the "**Option Agreement**"). The Participant confirms the representations and warranties contained in the Option Agreement.

The Participant hereby:

☐	irrevocably gives notice of the exercise of ___ Options held by the Participant pursuant to the Option Agreement at the Option Price, for an aggregate exercise price of CAD$________ (the "**Aggregate Option Price**"), on the terms specified in the Option Agreement and encloses herewith a certified cheque payable to the Company or evidence of wire transfer to the Company in full satisfaction of the Aggregate Option Price. The Participant acknowledges and agrees that: (i) in addition to the Aggregate Option Price, the Company may require the Participant to also provide the Company with a certified cheque or evidence of wire transfer equal to the amount of any applicable withholding taxes associated with the exercise of such Options, before the Company will issue any Shares to the Participant in settlement of the Options; and (ii) the Company shall have the sole discretion to determine the amount of any applicable withholding taxes associated with the exercise of such Options, and shall inform the Participant of such amount as soon as reasonably practicable upon receipt of this completed Exercise Notice.

- or -

☐	irrevocably gives notice of the Participant's intention to surrender to the Company ___ Options held by the Participant pursuant to the Option Agreement in accordance with the Cashless Exercise Right (as defined in the Plan) granted in respect of such Options, and agrees to receive, in consideration for the surrender of such Options to the Company, that number of Shares equal to the following: $\frac{((A - B) \times C) - D}{A}$ where: A is the Market Value (as defined in the Plan) of a Share on determined as of the date this Exercise Notice is received by the Company; B is the Option Price; C is the number of Options in respect of which such Cashless Exercise Right is being exercised; and D is the amount of any applicable withholding taxes associated with the exercise of such Options, as determined by the Company in its sole discretion. For greater certainty, where a Participant elects to surrender Options to the Company pursuant to his/her Cashless Exercise Right, the amount of any applicable withholding taxes determined pursuant to the above formula will be deemed to have been paid in cash by the Company to

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	the Participant as partial consideration for the surrender and termination of the Options, which cash will be withheld by the Company and remitted to the applicable taxation authorities as may be required.

Registration:

The Shares issued pursuant to this Exercise Notice are to be registered in the name of the undersigned and are to be delivered, as directed below:

Name: ______________________________

Address: ______________________________

______________________________ ______________________________

Date Name of Participant

Date ______________________________

Signature of Participant

EXHIBIT "C"
TO SHARE INCENTIVE PLAN OF EXCELLON RESOURCES INC.

FORM OF SHARE UNIT AGREEMENT

This Share Unit Agreement is entered into between Excellon Resources Inc. (the "**Company**") and the Participant named below, pursuant to the Company's Share Incentive Plan (the "**Plan**"), a copy of which is attached hereto, and confirms that on:

1. ____________________________ (the "**Grant Date**"),

2. ____________________________ (the "**Participant**")

3. was granted ________________________ Share Units ("**Share Units**"), in accordance with the terms of the Plan, which Share Units will vest as follows:

Number of Share Units	Time Vesting Conditions	Performance Vesting Conditions
__________________________	___________________________	________________________
__________________________	___________________________	________________________
__________________________	___________________________	________________________

all on the terms and subject to the conditions set out in the Plan.

4. Subject to the terms and conditions of the Plan, including provisions governing the vesting of Awards while the Company is in a Blackout Period, the performance period for any performance-based Share Units granted hereunder commences on the Grant Date and ends at the close of business on [●] (the "**Performance Period**"), while the restriction period for any time-based Share Units granted hereunder commences on the Grant Date and ends at the close of business on **[●]** (the "**Restriction Period**"). Subject to the terms and conditions of the Plan, Shares Units will be redeemed and settled fifteen days after the applicable Vesting Date, all in accordance with the terms of the Plan.

5. By signing this Share Unit Agreement, the Participant:

   (a) acknowledges that he or she has read and understands the Plan and agrees with the terms and conditions thereof, which terms and conditions shall be deemed to be incorporated into and form part of this Share Unit Agreement (subject to any specific variations contained in this Share Unit Agreement);

   (b) acknowledges that, subject to the vesting and other conditions and provisions in this Share Unit Agreement, each Share Unit awarded to the Participant shall entitle the Participant to receive on settlement an aggregate cash payment equal to Market Value of a Share or, at the election of the Company and in its sole discretion, one Share of the Company. For greater certainty, no Participant shall have any right to demand to be paid in, or receive, Shares in respect of any Share Unit, and, notwithstanding any discretion exercised by the Company to settle any Share Unit, or portion thereof, in the form of Shares, the Company reserves the right to change such form of payment at any time until payment is actually made;

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(c) acknowledges that he or she is responsible for paying any applicable taxes and withholding taxes arising from the vesting and redemption of any Share Unit, as determined by the Company in its sole discretion;

(d) agrees that a Share Unit does not carry any voting rights;

(e) acknowledges that the value of the Share Units granted herein is denominated in Canadian dollars (CAD$), and such value is not guaranteed; and

(f) recognizes that, at the sole discretion of the Company, the Plan can be administered by a designee of the Company by virtue of Section 2.2 of the Plan and any communication from or to the designee shall be deemed to be from or to the Company.

6. The Participant acknowledges and represents that: (a) the Participant fully understands and agrees to be bound by the terms and provisions of this Share Unit Agreement and the Plan; (b) agrees and acknowledges that the Participant has received a copy of the Plan and that the terms of the Plan form part of this Share Unit Agreement, and (c) hereby accepts these Share Units subject to all of the terms and provisions hereof and of the Plan. To the extent of any inconsistency between the terms of this Share Unit Agreement and those of the Plan, the terms of the Plan shall govern. The Participant has reviewed this Share Unit Agreement and the Plan, and has had an opportunity to obtain the advice of counsel prior to executing this Share Unit Agreement.

7. This Share Unit Agreement and the terms of the Plan incorporated herein constitutes the entire agreement of the Company and the Participant (collectively the "**Parties**") with respect to the Share Units and supersedes in its entirety all prior undertakings and agreements of the Parties with respect to the subject matter hereof, and may not be modified adversely to the Participant's interest except by means of a writing signed by the Parties. This Share Unit Agreement and the terms of the Plan incorporated herein are to be construed in accordance with and governed by the laws of the Province of Ontario. Should any provision of this Share Unit Agreement or the Plan be determined by a court of law to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.

8. In accordance with Section 8.4(5) of the Plan, unless the Shares that may be issued upon the settlement of vested Share Units granted pursuant to this Share Unit Agreement are registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), and any applicable state securities laws, such Shares may not be issued in the "United States" or to "U.S. Persons" (each as defined in Rule 902 of Regulation S under the U.S. Securities Act) unless an exemption from the registration requirements of the U.S. Securities Act is available. Any Shares issued to a Participant in the United States that have not been registered under the U.S. Securities Act will be deemed "restricted securities" (as defined in Rule 144(a)(3) of the U.S. Securities Act) and bear a restrictive legend to such effect.

All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Plan.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF the Company and the Participant have executed this Share Unit Agreement as of ________________________, 20__.

EXCELLON RESOURCES INC.

Per: ________________________________
Authorized Signatory

EXECUTED by [●] in the presence of:	)	
	)	
________________________________	)	
Signature	)	
	)	
________________________________	)	________________________________
Print Name	)	**[NAME OF PARTICIPANT]**
	)	
________________________________	)	
Address	)	
________________________________	)	
	)	
________________________________	)	
Occupation	)	

Note to Plan Participants

This Agreement must be signed where indicated and returned to the Company within 30 days of receipt. Failure to acknowledge acceptance of this grant will result in the cancellation of your Share Units.

EXHIBIT "D"
TO SHARE INCENTIVE PLAN OF EXCELLON RESOURCES INC.

FORM OF DSU AGREEMENT

This DSU Agreement is entered into between Excellon Resources Inc. (the "**Company**") and the Participant named below, pursuant to the Company's Share Incentive Plan (the "**Plan**"), a copy of which is attached hereto, and confirms that on:

1. ____________________________ (the "**Grant Date**"),

2. ____________________________ (the "**Participant**")

3. was granted _________________ deferred share units ("**DSUs**"), in accordance with the terms of the Plan.

4. The DSUs subject to this DSU Agreement [are fully vested] [will become vested as follows: __________________].

5. Subject to the terms of the Plan, the settlement of the DSUs, in cash (or, at the election of the Company, in Shares or a combination of cash and Shares), shall be payable to you, net of any applicable withholding taxes in accordance with the Plan, not later than December 15 of the first (1st) calendar year commencing immediately after the Termination Date, provided that if you are a U.S. Taxpayer, the settlement will be as soon as administratively feasible following your Separation from Service. If the Participant is both a U.S. Taxpayer and a Canadian Participant, the settlement of the DSUs will be subject to the provisions of Section 5.5(1) of the Plan.

6. By signing this agreement, the Participant:

   (a) acknowledges that he or she has read and understands the Plan and agrees with the terms and conditions thereof, which terms and conditions shall be deemed to be incorporated into and form part of this DSU Agreement (subject to any specific variations contained in this DSU Agreement);

   (b) acknowledges that he or she is responsible for paying any applicable taxes and withholding taxes arising from the vesting and redemption of any DSU, as determined by the Company in its sole discretion;

   (c) agrees that a DSU does not carry any voting rights;

   (d) acknowledges that the value of the DSUs granted herein is denominated in Canadian dollars (CAD$), and such value is not guaranteed; and

   (e) recognizes that, at the sole discretion of the Company, the Plan can be administered by a designee of the Company by virtue of Section 2.2 of the Plan and any communication from or to the designee shall be deemed to be from or to the Company.

7. The Participant acknowledges and represents that: (a) the Participant fully understands and agrees to be bound by the terms and provisions of this DSU Agreement and the Plan; (b) agrees and acknowledges that the Participant has received a copy of the Plan and that the terms of the Plan form part of this DSU Agreement, and (c) hereby accepts these DSUs subject to all of the terms and provisions hereof and of the Plan. To the extent of any inconsistency between the terms of this DSU Agreement and those of the Plan, the terms of the Plan shall govern. The Participant has

reviewed this DSU Agreement and the Plan, and has had an opportunity to obtain the advice of counsel prior to executing this DSU Agreement.

8. This DSU Agreement and the terms of the Plan incorporated herein constitutes the entire agreement of the Company and the Participant (collectively the "**Parties**") with respect to the DSUs and supersedes in its entirety all prior undertakings and agreements of the Parties with respect to the subject matter hereof, and may not be modified adversely to the Participant's interest except by means of a writing signed by the Parties. This DSU Agreement and the terms of the Plan incorporated herein are to be construed in accordance with and governed by the laws of the Province of Ontario. Should any provision of this DSU Agreement or the Plan be determined by a court of law to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.

9. In accordance with Section 8.4(5) of the Plan, unless the Shares that may be issued upon the settlement of the DSU are registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), and any applicable state securities laws, such Shares may not be issued in the "United States" or to "U.S. Persons" (each as defined in Rule 902 of Regulation S under the U.S. Securities Act) unless an exemption from the registration requirements of the U.S. Securities Act is available. Any Shares issued to a Participant in the United States that have not been registered under the U.S. Securities Act will be deemed "restricted securities" (as defined in Rule 144(a)(3) of the U.S. Securities Act) and bear a restrictive legend to such effect.

All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Plan.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF the Company and the Participant have executed this DSU Agreement as of ____________________, 20__.

EXCELLON RESOURCES INC.

Per: ________________________________
Authorized Signatory

EXECUTED by [●] in the presence of:	)	
________________________________	)	
Signature	)	
________________________________	)	________________________________
Print Name	)	**[NAME OF PARTICIPANT]**
________________________________	)	
Address	)	
________________________________	)	
________________________________	)	
Occupation	)	

Note to Plan Participants

This Agreement must be signed where indicated and returned to the Company within 30 days of receipt. Failure to acknowledge acceptance of this grant will result in the cancellation of your DSUs.